Filed Pursuant to Rule 424(b)(4)
Registration No. 333-163258

PROSPECTUS

8,500,000 Shares

ORDINARY SHARES

Fabrinet is offering 2,830,000 ordinary shares and the selling shareholders are offering 5,670,000 ordinary shares. This is our initial public offering and no public market exists for our ordinary shares.

Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “FN.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 8.

PRICE $10.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Fabrinet	Proceeds to Selling Shareholders
Per share	$10.00	$0.70	$9.30	$9.30
Total	$85,000,000	$5,950,000	$26,319,000	$52,731,000

The selling shareholders have granted the underwriters the right to purchase up to an additional 1,275,000 ordinary shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on June 30, 2010.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

RBS
THOMAS WEISEL PARTNERS LLC
COWEN AND COMPANY

June 24, 2010

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not, and the underwriters and selling shareholders have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any free writing prospectus is accurate only as of its date, regardless of the time of its delivery or of any sale of ordinary shares.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who came into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Through and including July 19, 2010 (the 25th date after the date of this prospectus), U.S. federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to 1,275,000 additional ordinary shares from the selling shareholders.

Except where the context otherwise requires, references in this prospectus to:

•

“we,” “us,” “our company” and “our” are to Fabrinet and its direct and indirect wholly-owned subsidiaries, including Fabrinet USA, Inc., Fabrinet Co., Ltd., FBN New Jersey Manufacturing, Inc., Fabrinet China Holdings, CASIX, Inc. and Fabrinet Pte. Ltd.;

•	“ordinary shares” are to our ordinary shares;

•	“dollars” or “$” are to the legal currency of the United States;

•	“RMB” are to renminbi, the legal currency of the People’s Republic of China;

•	“China” or “the PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan; and

•	“the U.S.” are to the United States of America.

ii

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should carefully read this prospectus, including our financial statements and related notes beginning on page F-1, and the registration statement of which this prospectus is a part in their entirety before investing in our ordinary shares, especially the risks of investing in our ordinary shares, which we discuss under “Risk Factors.”

Overview

We provide precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products, such as optical communication components, modules and sub-systems. We offer a broad range of advanced optical capabilities across the entire manufacturing process, including process engineering, design for manufacturability, supply chain management, manufacturing, final assembly and test. We focus primarily on low-volume production of a wide variety of products, which we refer to as “low-volume, high-mix.” Based on our experiences with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications market.

We have also expanded our customer base to include companies in other similarly complex industries that require advanced precision manufacturing capabilities, such as industrial lasers and sensors. Our customers in these industries support a growing number of end-markets, including semiconductor processing, biotechnology, metrology, material processing, auto safety and medical devices. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 9.2% for the quarter ended March 27, 2009 to 20.3% for the quarter ended March 26, 2010.

Our customers include four of the six largest optical communications components companies worldwide in terms of revenue for the twelve months ended September 30, 2009, according to Ovum-RHK, a market research firm. Our diverse customer base includes Coherent, Inc., EMCORE Corporation, Finisar Corporation, Infinera Corporation, JDS Uniphase Corporation, Newport Corporation, Oclaro, Inc., and Opnext, Inc. In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them. The products that we manufacture for our OEM customers include: selective switching products; tunable transponders and transceivers; active optical cables; solid state, diode-pumped and gas lasers; and sensors.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components and substrates (collectively referred to as “customized optics”) and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products (collectively referred to as “customized glass”). We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We believe we offer differentiated manufacturing services through our optical and electro-mechanical process technologies and our strategic alignment with our customers. Our dedicated process and design engineers, who have a deep knowledge in materials sciences and physics, are able to tailor our service offerings to accommodate our customers’ most complex engineering assignments. Our range of capabilities, from the design of customized optics and glass through process engineering and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements in our customers’ product development cycles, manufacturing cycle times, quality and reliability, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. We often provide a “factory-within-a-factory” manufacturing environment to protect our customers’ intellectual property by segregating certain key employees and manufacturing space from the resources we use for other customers. We also provide our customers with a customized software platform to monitor all aspects of the manufacturing process, enabling our customers to remotely access our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We believe there is no other manufacturing services provider with a similar breadth and depth of optical and electro-mechanical engineering and process technology capabilities that does not directly compete with its customers in their end-markets. As a result, we believe we are more closely aligned and better able to develop long-term relationships with our customers than our competitors.

We have been consistently profitable since our inception, achieving 41 consecutive quarters of profitable operations. Over our last five fiscal years, despite the 13.7% decline in our revenues from fiscal 2008 to fiscal 2009, our total revenues increased from $202.0 million in fiscal 2005 to $441.1 million in fiscal 2009, representing a compound annual growth rate of 21.6%. Our gross profit margin increased from 5.6% in fiscal 2005 to 13.2% in fiscal 2009, while our operating income as a percentage of revenues increased from 2.4% in fiscal 2005 to 7.6% in fiscal 2009.

As of March 26, 2010, our facilities comprised approximately 1,100,000 total square feet, including approximately 168,000 square feet of office space and approximately 932,000 square feet devoted to manufacturing and related activities, of which approximately 290,000 square feet were clean room facilities. Of the aggregate square footage of our facilities, approximately 832,000 square feet are located in Thailand and the balance is located in the PRC and the U.S.

Industry Background

Optical Communications

Since 2001, most optical communications OEMs have reduced manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, these vendors are better able to concentrate on what they believe are their core strengths, such as research and development, and sales and marketing. Outsourcing production often allows these vendors to reduce product costs, achieve accelerated time-to-market and time-to-volume production and access advanced process design and manufacturing technologies. The principal barrier to the trend towards outsourcing in the optics industry has been the shortage of third-party manufacturing partners with the necessary optical process capabilities and robust intellectual property protection.

Demand for optical communications components and modules is influenced by the level and rate of development of optical communications infrastructure and carrier and enterprise network expansion. According to Ovum-RHK, annual sales for the global optical communications components and modules market are expected to increase from approximately $3.1 billion in 2009 to approximately $5.2 billion in 2014. The increase in carrier demand for optical communications network equipment is a direct result of higher network utilization and increased demand for bandwidth capacity. The increases in network traffic volumes have been driven by increasing demand for voice, data and video delivered over internet protocol, or IP, networks.

Industrial Lasers and Sensors

The optical and electro-mechanical process technologies used in the optical communications market also have applications in other similarly complex end-markets, such as industrial lasers and sensors that require advanced precision manufacturing capabilities. These markets are substantially larger than the optical communications components market. For example, according to the Optoelectronics Industry Development Association, the diode and non-diode lasers market is expected to increase from approximately $8.3 billion in 2009 to approximately $10.3 billion in 2013. Moreover, according to Frost & Sullivan, a business research and consulting firm, the total sensors market is expected to increase from approximately $44.1 billion in 2008 to approximately $69.2 billion in 2013. This growth in the industrial lasers and sensors markets is expected to be driven by demand for:

•	industrial laser applications across a growing number of end-markets, particularly in semiconductor processing, biotechnology, metrology and material processing;

•	precision, non-contact and low power requirement sensors, particularly in auto safety, medical and industrial end-markets; and

•	lower cost products used on both enterprise and consumer levels.

Outsourcing of production by industrial laser and sensor OEMs has historically been limited. We believe industrial laser and sensor OEMs are increasingly recognizing the benefits of outsourcing that OEMs in other industries, such as optical communications, have been able to achieve.

Our Competitive Strengths

We believe we have succeeded in providing differentiated services to the optical communications, industrial lasers and sensors industries due to our long-term focus on optical and electro-mechanical process technologies, strategic alignment with our customers and our commitment to total customer satisfaction. More specifically, our key competitive strengths include:

•	advanced optical and electro-mechanical manufacturing technologies;

•	efficient, flexible and low cost process engineering and manufacturing platform;

•	customizable factory-within-a-factory production environment;

•	vertical integration targeting customized optics and glass; and

•	a management team with a demonstrated track record of financial and strategic execution.

Our Growth Strategy

The key elements of our growth strategy are to:

•	strengthen our presence in the optical communications market;

•	leverage our technology and manufacturing capabilities to continue to diversify our end-markets;

—	continue diversification into the industrial lasers and sensors markets;

—	diversify into other markets that require precision electro-mechanical manufacturing;

•	continue to extend our customized optics and glass vertical integration; and

•	broaden our client base geographically.

Risks Associated With Our Business

We face numerous challenges and risks in our business, including those described under “Risk Factors.” In particular, we may be subject to risks associated with:

•	dependence on a limited number of customers;

•	less than expected growth in the optical communications market and challenges in further diversifying our vertically integrated manufacturing services;

•	the financial viability of our customers and suppliers;

•	shortages of materials used in our manufacturing processes and increases in the prices that we pay for these materials;

•

competitive factors, including actions by our competitors, entry of new competitors into the markets in which we compete, and our customers’ expansion of their internal manufacturing capacity and capabilities;

•	challenges in accurately predicting demand and any resulting difficulties managing inventory and capacity; and

•

risks associated with an international business, including adverse political, business or economic changes in Thailand or the PRC, such as wage inflation, currency rate fluctuations, import/export regulations and tax rate changes.

Corporate Information and Corporate Structure

We were organized under the laws of the Cayman Islands in August 1999 and commenced our business operations in January 2000. Our principal executive office is located at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands, and our telephone number is (662) 998-9956. Our agent for service of process in the U.S. is Corporation Service Company, 1090 Vermont Avenue, N.E., Suite 430, Washington, D.C. 20005, and its telephone number is (800) 927-9800. Our website address is www.fabrinet.com. The information on or accessible through our website is not part of this prospectus.

We have six direct and indirect subsidiaries. All of these subsidiaries, other than our Thai subsidiary, Fabrinet Co., Ltd., are wholly-owned. We own over 99.99% of Fabrinet Co., Ltd., and the remainder is owned by Mr. Tom Mitchell, our chief executive officer, president and chairman of the board of directors, and certain of his family members. We formed Fabrinet Co., Ltd. and incorporated Fabrinet USA, Inc. in 1999. We incorporated FBN New Jersey Manufacturing, Inc. and acquired Fabrinet China Holdings and CASIX, Inc. in 2005. We incorporated Fabrinet Pte. Ltd. in 2007.

Fabrinet, CASIX and VitroCom are registered trademarks of Fabrinet. The Fabrinet logo is a registered stylized trademark of Fabrinet. All other trademarks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

THE OFFERING

Ordinary shares offered by us	2,830,000 shares

Ordinary shares offered by the selling shareholders	5,670,000 shares

Over-allotment option	The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 1,275,000 ordinary shares to cover over-allotments.

Price per ordinary share	$10.00

Ordinary shares to be outstanding after this offering	33,743,709 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and potential acquisitions of complementary businesses, technologies or other assets. We will not receive any of the proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds” for additional information.

Dividend policy	We currently do not intend to pay dividends.

Listing	Our ordinary shares have been approved for listing on the New York Stock Exchange. Our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading system.

NYSE symbol	“FN”

Lock-up	We, the selling shareholders (other than Dr. Teera Achariyapaopan and his wife, Ms. Pornphan Priebjrivat), all of our directors and executive officers and a substantial portion of our other shareholders and optionholders have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days after the date of this prospectus. Dr. Achariyapaopan and Ms. Priebjrivat have entered into a 90-day lock-up agreement, the terms of which are substantially similar to the 180-day lock-up agreement described above. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of ordinary shares that will be outstanding immediately after the closing of this offering is based on 30,913,709 ordinary shares outstanding as of March 26, 2010, and 2,830,000 ordinary shares offered by us in connection with this offering, and excludes:

•

864,909 ordinary shares issuable upon the exercise of all share options, whether vested or unvested, outstanding under our 1999 Share Option Plan as of March 26, 2010, at a weighted average exercise price of $3.65 per share;

•	9,953 ordinary shares available for future issuance under our 1999 Share Option Plan as of March 26, 2010; and

•	1,500,000 ordinary shares that will be available for future issuance under our 2010 Performance Incentive Plan, which will be effective upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the summary consolidated financial data for the three and nine months ended March 26, 2010 and March 27, 2009, and as of March 26, 2010, from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. We have derived the summary consolidated financial data for the years ended June 26, 2009, June 27, 2008 and June 29, 2007, and as of June 26, 2009 and June 27, 2008, from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the summary consolidated financial data for the years ended June 30, 2006 and June 24, 2005, and as of June 29, 2007, June 30, 2006 and June 24, 2005, from our audited consolidated financial statements that are not included in this prospectus. We use a 52-53 week fiscal year ending on the last Friday in June and a 13 week fiscal quarter ending on the last Friday in March for our third fiscal quarter. The summary consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The results presented below are not necessarily indicative of financial results to be achieved in future periods.

Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP.

	Three Months Ended		Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007	June 30, 2006	June 24, 2005
	(unaudited)
	(in thousands, except per share data)
Summary Consolidated Statements of Operations Data:(1)
Revenues:
Revenues	$114,406	$65,553	$296,543	$270,533	$337,846	$345,071	$295,338	$200,171	$77,187
Revenues, related parties	22,484	19,281	51,758	86,808	101,895	163,312	191,690	170,272	120,014
Other	—	—	—	1,358	1,358	2,715	9,115	5,216	4,751

Total revenues	136,890	84,834	348,301	358,699	441,099	511,098	496,143	375,659	201,952
Cost of revenues	(117,761)	(75,299)	(303,339)	(309,009)	(383,058)	(442,784)	(423,858)	(339,682)	(190,633)

Gross profit	19,129	9,535	44,962	49,690	58,041	68,314	72,285	35,977	11,319
Selling, general and administrative expenses	(4,356)	(3,992)	(11,965)	(18,624)	(21,960)	(21,741)	(18,036)	(10,935)	(6,389)
Restructuring charges	—	(2,389)	—	(2,389)	(2,389)	—	—	—	—

Operating income	14,773	3,154	32,997	28,677	33,692	46,573	54,249	25,042	4,930
Interest income	62	165	254	622	756	1,364	1,370	1,015	508
Interest expense	(108)	(288)	(397)	(1,046)	(1,266)	(1,547)	(2,842)	(3,346)	(834)
Foreign exchange (loss) gain, net	(97)	(16)	(131)	649	360	(599)	(336)	(181)	165

Income before income taxes	14,630	3,015	32,723	28,902	33,542	45,791	52,441	22,530	4,769
Income tax (expense) benefit	(1,119)	385	(1,974)	(1,535)	(2,238)	(3,962)	(2,702)	(1,076)	730

Net income	$13,511	$3,400	$30,749	$27,367	$31,304	$41,829	$49,739	$21,454	$5,499

Earnings per share:
Basic	$0.44	$0.11	$1.00	$0.90	$1.03	$1.40	$1.68	$0.73	$0.19
Diluted	$0.43	$0.11	$0.98	$0.88	$1.00	$1.33	$1.60	$0.71	$0.18
Weighted average number of ordinary shares outstanding:
Basic	30,901	30,472	30,821	30,287	30,360	29,889	29,600	29,469	29,451
Diluted	31,365	30,932	31,340	31,142	31,183	31,349	31,077	30,403	30,032

Cash dividends declared per share	$—	$—	$1.00	$0.33	$0.33	$—	$—	$—	$—

(1)	We adopted FASB ASC 718 and ASC 740 during fiscal 2007 and fiscal 2008, respectively. Please see Notes 3 and 14 to our audited consolidated financial statements, included as part of this prospectus.

	As of March 26, 2010		As of
	Actual	As Adjusted(1)	June 26, 2009	June 27, 2008	June 29, 2007	June 30, 2006	June 24, 2005
	(unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$90,044	$113,963	$114,845	$55,682	$40,873	$40,063	$42,953
Working capital(2)	80,985	80,985	58,311	99,260	105,347	83,152	65,505
Total assets	330,344	353,046	288,085	292,713	240,081	240,815	180,325
Current and long-term debt	21,003	21,003	27,318	29,575	35,498	33,006	31,606
Total liabilities	135,984	134,767	94,580	122,148	110,726	162,132	123,287
Total shareholders’ equity	194,360	218,279	193,505	170,565	129,355	78,683	57,038

(1)	The as adjusted balance sheet data reflect the receipt of estimated net proceeds of $23.9 million from the sale of 2,830,000 ordinary shares offered by us at an initial public offering price of $10.00 per ordinary share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
(2)	Working capital is defined as trade accounts receivable plus inventories, less trade accounts payable.

	Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007	June 30, 2006	June 24, 2005
	(unaudited)
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$16,376	$57,929	$80,357	$51,891	$26,244	$25,073	$(4,935)
Net cash (used in) provided by investing activities	(4,716)	(6,775)	(7,187)	(29,815)	(12,380)	(10,845)	2,615

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below and all of the other information included in this prospectus before deciding to invest in our ordinary shares. The risks and uncertainties described below are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us or our ordinary shares.

If any of the following risks actually occur, they may harm our business, financial condition and operating results. In this event, the market price of our ordinary shares could decline and you could lose some or all of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and in adverse ways from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

Risks Related To Our Business

Our sales depend on and may continue to depend on a few customers, many of which have substantial purchasing power and leverage in negotiating contracts with us. A reduction in orders from any of these customers, the loss of any of these customers, or a customer exerting significant pricing and margin pressures on us could harm our business, financial condition and operating results.

We have depended, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our total revenues. For the nine months ended March 26, 2010, our top three customers accounted for approximately 16%, 15% and 15%, respectively, of our total revenues. Our top three customers accounted for approximately 20%, 20% and 16%, respectively, of our total revenues during fiscal 2009, 22%, 20% and 12%, respectively, of our total revenues during fiscal 2008, and 26%, 26% and 15%, respectively, of our total revenues during fiscal 2007. Dependence on a limited number of customers means that a reduction in orders from, a loss of, or other adverse actions by any one of these customers could have an adverse effect on our revenues. Further, our customer concentration increases the concentration of our accounts receivable and our exposure to payment default by any of our key customers. Many of our existing and potential customers have substantial debt burdens, have experienced financial distress or have static or declining revenues. Certain of our customers have gone out of business, been acquired, or announced their withdrawal from segments of the optics market. We generate significant accounts payable and inventory for the services that we provide to our customers, which could expose us to substantial and potentially unrecoverable costs if we do not receive payment from our customers.

Reliance on a small number of customers gives those customers substantial purchasing power and leverage in negotiating contracts with us. In addition, although we enter into master supply agreements with our customers, the level of business to be transacted under those agreements is not guaranteed. Instead, we are awarded business under those agreements on a project-by-project basis. Some of our customers have at times significantly reduced or delayed the volume of manufacturing services that they order from us. If we are unable to maintain our relationships with our existing significant customers, our business, financial condition and operating results could be harmed.

If the optical communications market does not expand as we expect, our business may not grow as fast as we expect, which could adversely impact our business, financial condition and operating results.

Our future success as a provider of precision optical, electro-mechanical and electronic manufacturing services for the optical communications market depends on the continued growth of the optics industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, we are relying on increasing demand for voice, video, text and other data delivered over high-speed connections. Without network and bandwidth growth, the need for enhanced communications products would be jeopardized. Currently, demand for network services and for broadband access, in particular, is increasing but growth may be limited by several factors, including, among others: (i) the recent global economic recession, (ii) an uncertain regulatory environment, (iii) potential reluctance from network carriers to supply video and audio content over the communications infrastructure and (iv) uncertainty regarding long-term sustainable business models as multiple industries, such as the cable, traditional telecommunications, wireless and satellite industries, offer competing content delivery solutions. The optical communications market also has experienced periods of overcapacity, some of which have occurred even during periods of relatively high network usage and bandwidth demands. If the factors described above were to slow, stop or reverse the expansion in the optical communications market, our business, financial condition and operating results would be negatively affected.

If we are unable to continue diversifying our precision optical and electro-mechanical manufacturing services across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, our business may not grow as fast as we expect.

We intend to continue diversifying across other markets within the optics industry, such as the semiconductor processing, biotechnology, metrology and material processing markets, to reduce our dependence on the optical communications market and to grow our business. Currently, the optical communications market contributes the majority of our revenues. There can be no assurance that our efforts to further expand and diversify into other markets within the optics industry will prove successful. In the event that the opportunities presented by these markets prove to be less than anticipated, if we are less successful than expected in diversifying into these markets, or if our margins in these markets prove to be less than expected, our growth may slow or stall, and we may incur costs that are not offset by revenues in these markets, all of which could harm our business, financial condition and operating results.

Our quarterly revenues, gross profit margins and operating results have fluctuated significantly and may continue to do so in the future, which may cause the market price of our ordinary shares to decline or be volatile.

Our quarterly revenues, gross profit margins, and operating results have fluctuated significantly and may continue to fluctuate significantly in the future. For example, between our quarter ended September 26, 2008 and our quarter ended June 26, 2009, our total revenues declined from $145.9 million to $82.4 million and then increased to $136.9 million for the quarter ended March 26, 2010. Our gross profit margins and operating results experienced similar fluctuations during those periods. Therefore, we believe that quarter-to-quarter comparisons of our operating results may not be useful in predicting our future operating results. You should not rely on our results for one quarter as any indication of our future performance. Quarterly variations in our operations could result in significant volatility in the market price of our ordinary shares, and the market price of our ordinary shares might fall below the initial public offering price.

Our exposure to financially troubled customers or suppliers could harm our business, financial condition and operating results.

We provide manufacturing services to companies, and rely on suppliers, that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the overall economy that affected access to capital and liquidity. As a result, we devote significant resources to monitor receivables and inventory balances with certain of our customers. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our services from these customers could decline. If our suppliers experience financial difficulty, we could have trouble sourcing materials necessary to fulfill production requirements and meet scheduled shipments. Any such financial difficulty could adversely affect our operating results and financial condition by resulting in a reduction in our revenues, a charge for inventory write-offs, a provision for doubtful accounts, and an increase in working capital requirements due to increases in days in inventory and in days in accounts receivable.

We purchase some of the critical materials used in certain of our products from a single source or a limited number of suppliers. Supply shortages have in the past, and could in the future, impair the quality, reduce the availability or increase the cost of materials, which could harm our revenues, profitability and customer relations.

We rely on a single source or a limited number of suppliers for critical materials used in a significant number of the products we manufacture. We generally purchase these single or limited source materials through standard purchase orders and do not maintain long-term supply agreements with our suppliers. We generally use a rolling 12 month forecast based on anticipated product orders, customer forecasts, product order history, backlog, and warranty and service demand to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as manufacturing cycle times, manufacturing yields and the availability of raw materials used to produce the parts or components. Historically, we have experienced supply shortages resulting from various causes, including reduced yields by our suppliers, which prevented us from manufacturing products for our customers in a timely manner. Our revenues, profitability and customer relations could be harmed by a stoppage or delay of supply, a substitution of more expensive or less reliable parts, the receipt of defective parts or contaminated materials, an increase in the price of supplies, or an inability to obtain reduced pricing from our suppliers in response to competitive pressures.

We continue to undertake programs to strengthen our supply chain. Nevertheless, we are experiencing, and expect for the foreseeable future to continue to experience, strain on our supply chain and periodic supplier problems. We have incurred, and expect to continue to incur for the foreseeable future, costs to address these problems.

Managing our inventory is complex and may require write-downs due to excess or obsolete inventory, which could cause our operating results to decrease significantly in a given fiscal period.

Managing our inventory is complex. We are generally required to procure material based upon the anticipated demand of our customers. The inaccuracy of these forecasts or estimates could result in excess supply or shortages of certain materials. Inventory that is not used or expected to be used as and when planned may become excess or obsolete. Generally, we are unable to use most of the materials purchased for one of our customers to manufacture products for any of our other customers. Additionally, we could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could harm our business, financial condition and operating results. While our agreements with customers are structured to mitigate our risks related to excess or obsolete inventory, enforcement of these provisions may result in material expense and delay in payment for inventory. If any of our significant customers becomes unable or unwilling to purchase inventory or does not agree to such contractual provisions in the future, our business, financial condition and operating results may be harmed.

We face significant competition in our business. If we are unable to compete successfully against our current and future competitors, our business, financial condition and operating results could be harmed.

Our current and prospective customers tend to evaluate our capabilities against the merits of their internal manufacturing, and these internal manufacturing capabilities are our primary competition. This competition is particularly strong when our customers have excess manufacturing capacity, as was the case when the markets that we serve experienced a downturn from 2001 through 2004 and again in 2008 and 2009, that resulted in underutilized capacity. Many of our potential customers continue to have excess manufacturing capacity at their facilities. If our customers choose to manufacture products internally rather than to outsource production to us, our business, financial condition and operating results could be harmed.

Competitors in the market for optical manufacturing services include Benchmark Electronics, Inc., Hon Hai Precision Industry Co. Ltd., MMI Holdings Limited, Oplink Communications, Inc., Sanmina-SCI Corporation and Venture Corporation Limited. Our customized optics and glass operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc. and Photop Technologies, Inc. Larger existing contract manufacturing companies, original design manufacturers or outsourced semiconductor assembly and test companies could also enter our target markets. In addition, we may face more competitors as we attempt to penetrate new markets.

Many of our customers and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater resources than we have. These advantages may allow them to devote greater resources than we can to the development and promotion of service offerings that are similar or superior to our service offerings. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies or offer services that achieve greater market acceptance than ours. These competitors may also compete with us by making more attractive offers to our existing and potential employees, suppliers and strategic partners. Further, consolidation in the optics industry could lead to larger and more geographically diverse competitors. New and increased competition could result in price reductions for our services, reduced gross profit margins or loss of market share. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may harm our business, financial condition and operating results.

We conduct operations in a number of countries, which creates logistical and communications challenges for us and exposes us to other risks that could harm our business, financial condition and operating results.

The vast majority of our operations, including manufacturing and customer support, are located in jurisdictions outside the U.S., primarily in the Asia-Pacific region. The distances between Thailand, the PRC and the U.S. create a number of logistical and communications challenges for us, including managing operations across multiple time zones, directing the manufacture and delivery of products across significant distances, coordinating the procurement of raw materials and their delivery to multiple locations and coordinating the activities and decisions of our management team, the members of which are based in different countries.

Our customers are located throughout the world. Total revenues from shipments to our customers’ sites outside of North America accounted for 47.6%, 38.5%, 37.7% and 35.0% of our total revenues for the nine months ended March 26, 2010, fiscal 2009, fiscal 2008 and fiscal 2007, respectively. We expect that total revenues from shipments outside of North America will continue to account for a significant portion of our total revenues. Our customers also depend on international sales, which further exposes us to the risks associated with international operations. In addition, our international operations and sales subject us to a variety of domestic and foreign trade regulatory requirements.

Political unrest and demonstrations, as well as changes in the political, social, business or economic conditions in Thailand, could harm our business, financial condition and operating results.

The majority of our assets and manufacturing operations are located in Thailand. Therefore, political, social, business and economic conditions in Thailand have a significant effect on our business. As of January 28, 2010, Thailand had been assessed as a medium-high political risk by AON Political Risk, a risk management, insurance and consulting firm. Any changes to tax regimes, laws, exchange controls or political action in Thailand may harm our business, financial condition and operating results.

In September 2006, Thailand experienced a military coup that overturned the existing government, and in 2008, political unrest and demonstrations in Bangkok sparked a series of violent incidents that resulted in several deaths and numerous injuries. Most of the casualties occurred around the Government House compound and the two Bangkok airports, Suvarnabhumi International Airport and Don Muang Airport, which were temporarily closed after being occupied by anti-government protestors at the end of November 2008. In April 2009, anti-government demonstrations in Bangkok caused severe traffic congestion and numerous injuries, and in March 2010, protestors again held demonstrations calling for new elections. These demonstrations in Bangkok and other parts of Thailand, which escalated in violence through May 2010, resulted in the country’s worst political violence in nearly two decades with numerous deaths and injuries, as well as destruction of property. Certain hotels and businesses in Bangkok were closed for weeks as the protestors occupied Bangkok’s commercial center, and governments around the world issued travel advisories urging their citizens to avoid non-essential travel to Bangkok.

Any succession crisis in the Kingdom of Thailand could cause new or increased instability and unrest. In the event that a violent coup were to occur or the current political unrest were to worsen, such activity could prevent shipments from entering or leaving the country and disrupt our ability to manufacture products in Thailand, and we could be forced to transfer our manufacturing activities to more stable, and potentially more costly, regions. Further, a new Thai government might repeal certain promotional certificates that we have received or tax holidays for certain export and value added taxes that we enjoy, either preventing us from engaging in our current or anticipated activities or subjecting us to higher tax rates. A new regime could nationalize our business or otherwise seize our assets. Future political instability such as the coup that occurred in September 2006 or the demonstrations that occurred during 2008, 2009 and 2010 could harm our business, financial condition and operating results.

We expect to increase our manufacturing operations in the PRC, which will continue to expose us to risks inherent in doing business in the PRC, any of which risks could harm our business, financial condition and operating results.

We anticipate that we will continue to invest in our customized optics manufacturing facilities located in Fuzhou, China. Because these operations are located in the PRC, they are subject to greater political, legal and economic risks than the geographies in which the facilities of many of our competitors and customers are located. In particular, the political and economic climate in the PRC (both at national and regional levels) is fluid and unpredictable. As of January 28, 2010, the PRC had been assessed as a medium political risk by AON Political Risk. A large part of the PRC’s economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to change further. Any changes to the political, legal or economic climate in the PRC could harm our business, financial condition and operating results.

Our PRC subsidiary is a “wholly foreign-owned enterprise” and is therefore subject to laws and regulations applicable to foreign investment in the PRC, in general, and laws and regulations applicable to wholly foreign-owned enterprises, in particular. The PRC has made significant progress in the promulgation of laws and regulations pertaining to economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, these laws and regulations are relatively new, and published cases are limited in volume and non-binding. Therefore, the interpretation and enforcement of these laws and regulations involve significant uncertainties. Laws may be changed with little or no prior notice, for political or other reasons. These uncertainties could limit the legal protections available to foreign investors. Furthermore, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management’s attention.

Fluctuations in foreign currency exchange rates and changes in governmental policies regarding foreign currencies could increase our operating costs, which would adversely affect our operating results.

Volatility in the functional and non-functional currencies of our entities and the U.S. dollar could seriously harm our business, financial condition and operating results. The primary impact of currency exchange fluctuations is on our cash, receivables and payables of our operating entities. We may experience significant unexpected expenses from fluctuations in exchange rates.

Our customer contracts generally require that our customers pay us in U.S. dollars. However, the majority of our payroll and other operating expenses are paid in Thai baht. As a result of these arrangements, we have significant exposure to changes in the exchange rate between the Thai baht and the U.S. dollar, and our operating results are adversely impacted when the U.S. dollar depreciates relative to the Thai baht and other currencies. We have experienced such depreciation in the U.S. dollar as compared to the Thai baht, and our results have been adversely impacted by this fluctuation in exchange rates. For example, from March 31, 2007 to March 31, 2010, the U.S. dollar lost approximately 7.6% of its value against the Thai baht. We cannot guarantee that the depreciation of the U.S. dollar against the Thai baht will not continue. Further, while we attempt to hedge against certain exchange rate risks, we typically enter into hedging contracts of one to two month durations, leaving us exposed to longer term changes in exchange rates.

Also, we have significant exposure to changes in the exchange rate between the RMB and the U.S. dollar. The expenses of our PRC subsidiary are denominated in RMB. Currently, RMB are convertible under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. The PRC government may at its discretion restrict access in the future to foreign currencies for current account transactions. If this occurs, our PRC subsidiary may not be able to pay us dividends in U.S. dollars without prior approval from the PRC State Administration of Foreign Exchange. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in the PRC. This restriction may limit our ability to invest the earnings of our PRC subsidiary.

Beginning in July 2005, the official exchange rate for the conversion of RMB into U.S. dollars was revalued and permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of March 31, 2010, the U.S. dollar had depreciated approximately 11.6% against the RMB since March 31, 2007. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy. Any further and more significant appreciation in the value of the RMB against the U.S. dollar could negatively impact our operating results.

Our business and operations would be adversely impacted in the event of a failure of our information technology infrastructure.

We rely upon the capacity, reliability and security of our information technology hardware and software infrastructure. For instance, we use a combination of standard and customized software platforms to manage, record and report all aspects of our operations and, in many instances, enable our customers to remotely access certain areas of our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We are constantly expanding and updating our information technology infrastructure in response to our changing needs. Any failure to manage, expand and update our information technology infrastructure or any failure in the operation of this infrastructure could harm our business.

Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruptions or security breach results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Cancellations, delays or reductions of customer orders and the relatively short-term nature of the commitments of our customers could harm our business, financial condition and operating results.

We do not typically obtain firm purchase orders or commitments from our customers that extend beyond 13 weeks. While we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Any material delay, cancellation or reduction of orders could cause our revenues to decline significantly and could cause us to hold excess materials. Many of our costs and operating expenses are fixed. As a result, a reduction in customer demand could decrease our gross profit and harm our business, financial condition and operating results.

In addition, we make significant decisions, including production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of our customers’ requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of our customers. Inability to forecast the level of customer orders with certainty makes it difficult to allocate resources to specific customers, order appropriate levels of materials and maximize the use of our manufacturing capacity. This could also lead to an inability to meet a spike in production demand, all of which could harm our business, financial condition and operating results.

Consolidation in the markets we serve could harm our business, financial condition and operating results.

Consolidation in the markets we serve has resulted in a reduction in the number of potential customers for our services. For example, in February 2008, EMCORE Corporation, one of our customers, acquired certain product lines and other assets from another of our customers. Also, in April 2009, Bookham, Inc. and Avanex Corporation, both of which are our customers, merged to form a new company called Oclaro, Inc. In July 2009, Newport Corporation, also our customer, acquired Oclaro’s New Focus™ photonics business, and Oclaro acquired Newport’s high-power laser diode manufacturing operations. In some cases, consolidation among our customers has led to a reduction in demand for our services as customers acquired the capacity to manufacture products in-house.

In addition, consolidation in the markets in which our customers compete has resulted in a greater concentration of purchasing power in a small number of OEMs. For example, Nortel Networks Corporation intends to sell certain communications businesses and assets to its competitors, including Ciena Corporation, Ericsson and Avaya Inc. Such consolidation among our customers and their customers may continue and may adversely affect our business, financial condition and operating results in several ways. Consolidation among our customers and their customers may result in a smaller number of large customers whose size and purchasing power give them increased leverage that may result in, among other things, decreases in our average selling prices. In addition to pricing pressures, this consolidation may also reduce overall demand for our manufacturing services if customers obtain new capacity to manufacture products in-house or discontinue duplicate or competing product lines in order to streamline operations. If demand for our manufacturing services decreases, our business, financial condition and operating results could be harmed.

If we fail to adequately expand our manufacturing capacity, we will not be able to grow our business, which would harm our business, financial condition and operating results.

We may not be able to pursue many large customer orders or sustain our historical growth rates if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. If our customers do not believe that we have sufficient manufacturing capacity, they may: (i) outsource all of their production to another source that they believe can fulfill all of their production requirements; (ii) look to a second source for the manufacture of additional quantities of the products that we currently manufacture for them; (iii) manufacture the products themselves; or (iv) otherwise decide against using our services for their new products.

We most recently expanded our manufacturing capacity at our Thailand facilities in May 2008 with the completion of Pinehurst Building 5 and may further expand our manufacturing capacity in the future, such as our planned construction of Building 6 in Thailand during the remainder of 2010 and 2011. We must continue to devote significant resources to the expansion of our manufacturing capacity, and any such expansion will be expensive, will require management’s time and may disrupt our operations. In the event we are unsuccessful in our attempts to expand our manufacturing capacity, our business, financial condition and operating results could be harmed.

We may encounter difficulties completing or integrating acquisitions, asset purchases and other types of transactions that we may pursue in the future, which could disrupt our business, cause dilution to our shareholders and harm our business, financial condition and operating results.

We have grown and may continue to grow our business through acquisitions, asset purchases and other types of transactions, including the transfer of products from our customers and their suppliers. Acquisitions and other strategic transactions typically involve many risks, including the following:

•	the integration of the acquired assets and facilities into our business may be difficult, time-consuming and costly, and may adversely impact our profitability;

•	we may lose key employees of the acquired companies or divisions;

•	we may issue additional ordinary shares, which would dilute our current shareholders’ percentage ownership in us;

•	we may incur indebtedness to pay for the transactions;

•	we may assume liabilities, some of which may be unknown at the time of the transactions;

•	we may record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	we may incur amortization expenses related to certain intangible assets;

•	we may devote significant resources to transactions that may not ultimately yield anticipated benefits;

•	we may incur greater than expected expenses or lower than expected revenues;

•	we may assume obligations with respect to regulatory requirements, including environmental regulations, which may prove more burdensome than expected; or

•	we may become subject to litigation.

Acquisitions are inherently risky, and we can provide no assurance that our previous or future acquisitions will be successful or will not harm our business, financial condition and operating results.

We may experience manufacturing yields that are lower than expected, potentially resulting in increased costs, which could harm our business, operating results and customer relations.

Manufacturing yields depend on a number of factors, including the following:

•	the quality of input, materials and equipment;

•	the quality and feasibility of our customer’s design;

•	the repeatability and complexity of the manufacturing process;

•	the experience and quality of training of our manufacturing and engineering teams; and

•	the monitoring of the manufacturing environment.

Lower volume production due to continually changing designs generally results in lower yields. Manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers. In addition, our customer contracts typically provide that we will supply products at a fixed price each quarter, which assumes specific production yields and quality metrics. If we do not meet the yield assumptions and quality metrics used in calculating the price of a product, we may not be able to recover the costs associated with our failure to do so. Consequently, our operating results and profitability may be harmed.

If the products that we manufacture contain defects, we could incur significant correction costs, demand for our services may decline and we may be exposed to product liability and product warranty claims, which could harm our business, financial condition, operating results and customer relations.

We manufacture products to our customers’ specifications, and our manufacturing processes and facilities must comply with applicable statutory and regulatory requirements. In addition, our customers’ products and the manufacturing processes that we use to produce them are often complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or fail to be in compliance with applicable statutory or regulatory requirements. Additionally, not all defects are immediately detectible. The testing procedures of our customers are generally limited to the evaluation of the products that we manufacture under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable at the time of testing or that are detected only when products are fully deployed and operated under peak stress conditions), these products may fail to perform as expected after their initial acceptance by a customer.

We generally provide a warranty of between one and five years on the products that we manufacture for our customers. This warranty typically guarantees that products will conform to our customers’ specifications and be free from defects in workmanship. Defects in the products we manufacture, whether caused by a design, engineering, manufacturing or component failure or by deficiencies in our manufacturing processes and whether during or after the warranty period, could result in product or component failures, which may damage our business reputation, whether or not we are indemnified for such failures. We could also incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. In some instances, we may also be required to incur costs to repair or replace defective products outside of the warranty period in the event that a recurring defect is discovered in a certain percentage of a customer’s products delivered over an agreed upon period of time. We have experienced product or component failures in the past and remain exposed to such failures, as the products that we manufacture are widely deployed throughout the world in multiple environments and applications. Further, due to the difficulty in determining whether a given defect resulted from our customer’s design of the product or our manufacturing process, we may be exposed to product liability or product warranty claims arising from defects that are not our fault. In addition, if the number or type of defects exceeds certain percentage limitations contained in our contractual arrangements, we may be required to conduct extensive failure analysis, re-qualify for production or cease production of the specified products.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for a recall, repair or replacement of a product or component. Although liability for these claims is generally assigned to our customers in our contracts, even where they have assumed liability, our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product. Additionally, under one of our contracts, in the event the products we manufacture do not meet the end-customer’s testing requirements or otherwise fail, we may be required to pay penalties to our customer, including a fee during the time period that the customer or end-customer’s production line is not operational as a result of the failure of the products that we manufacture, all of which could harm our business, operating results and customer relations. If we engineer or manufacture a product that is found to cause any personal injury or property damage or is otherwise found to be defective, we could incur significant costs to resolve the claim. While we maintain insurance for certain product liability claims, we do not maintain insurance for any recalls and, therefore, would be required to pay any associated costs that are determined to be our responsibility. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited, is not available or has not been obtained could harm our business, financial condition and operating results.

If we are unable to meet regulatory quality standards applicable to our manufacturing and quality processes for the products we manufacture, our business, financial condition or operating results could be harmed.

As a manufacturer of products for the optics industry, we are required to meet certain certification standards, including the following: ISO 9001:2000 for Manufacturing Quality Systems; ISO 14001 for Environmental Quality Systems; OHSAS18001 for Occupational Health and Safety Management Systems; TL9000 for Telecommunications Industry Quality Certification; TS16949:2002 for Automotive Industry Quality Certification; ISO 13485:2003 for medical devices; and various additional standards imposed by the U.S. Food and Drug Administration, or FDA, with respect to the manufacture of medical devices. Additionally, we are required to register with the FDA and other regulatory bodies and are subject to continual review and periodic inspection for compliance with these requirements, which require manufacturers to adhere to certain regulations, including testing, quality control and documentation procedures. We hold the following additional certifications: SONY Green Partner for Environmental Management Systems and CSR-DIW for Corporate Social Responsibility in Thailand. In the European Union, we are required to maintain certain ISO certifications in order to sell our precision optical, electro-mechanical and electronic manufacturing services and we must undergo periodic inspections by regulatory bodies to obtain and maintain these certifications. If any regulatory inspection reveals that we are not in compliance with applicable standards, regulators may take action against us, including issuing a warning letter, imposing fines on us, requiring a recall of the products we manufactured for our customers, or closing our manufacturing facilities. If any of these actions were to occur, it could harm our reputation as well as our business, financial condition and operating results.

If we fail to attract additional skilled employees or retain key personnel, our business, financial condition and operating results could suffer.

Our future success depends, in part, upon our ability to attract additional skilled employees and retain our current key personnel. We have identified several areas where we intend to expand our hiring, including human resources, supply chain management, business development and finance. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team, including Mr. Mitchell, and other key management and technical personnel, each of whom would be difficult to replace. We do not have key person life insurance or long-term employment contracts with any of our key personnel. The loss of any of our executive officers or key personnel or the inability to continue to attract qualified personnel could harm our business, financial condition and operating results.

Failure to comply with applicable environmental laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

The sale and manufacturing of products in certain states and countries may subject us to environmental laws and regulations. Although we do not anticipate any material adverse effects based on the nature of our operations and these laws and regulations, we will need to ensure that we and our suppliers comply with such laws and regulations as they are enacted. If we fail to timely comply with such laws and regulations, our customers may cease doing business with us, which would have a material adverse effect on our business, results of operations and financial condition. In addition, if we were found to be in violation of these laws, we could be subject to governmental fines, liability to our customers and damage to our reputation, which would also have a material adverse effect on our business, results of operations and financial condition.

The effects of the recent global economic crisis have and may continue to adversely impact our business, operating results and financial condition.

The recent global economic crisis has caused disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and impacted levels of business and consumer spending. These macroeconomic developments have negatively affected and may continue to negatively affect our business, operating results and financial condition in a number of ways. For example, in fiscal 2009, various customers delayed or decreased spending on new projects with us while others delayed paying us for products and services that we had previously provided. Additionally, as a result of these macroeconomic developments, in fiscal 2009, there was a decline in demand for our customers’ products across all of the industries we serve, which caused our customers to reduce their inventories, resulting in a 13.7% decline in our total revenues and a 25.2% decline in our net income from fiscal 2008 to fiscal 2009. Further, concern about the stability of the markets generally and the strength of counterparties led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers, including to our suppliers and customers, which further exacerbated downward pressure on demand for our products and services.

If these significant adverse global economic conditions were to return, they could, among other things, make it more difficult for us, our customers and our suppliers to obtain credit, cause our customers or potential customers to reduce or delay their orders with us or cancel their orders altogether, lead to further downward pricing pressures, result in further delays in paying us or result in insolvency for key suppliers or customers, any of which could harm our business, financial condition and operating results.

Epidemics, natural disasters, acts of terrorism and other political and economic developments could harm our business, financial condition and operating results.

In some countries in which we operate, including the PRC and Thailand, potential outbreaks of infectious diseases such as the H1N1 influenza virus, severe acute respiratory syndrome (SARS) or bird flu could disrupt our manufacturing operations, reduce demand for our customers’ products and increase our supply chain costs. Natural disasters, such as the May 2008 earthquake in Sichuan, China, which reported a magnitude of 7.9 on the Richter scale and resulted in the death of tens of thousands of people, could severely disrupt manufacturing operations and increase our supply chain costs. Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, conflicts in the Middle East and Asia, strained international relations arising from these conflicts and the related decline in consumer confidence and economic weakness, may hinder our ability to do business. Any escalation in these events or similar future events may disrupt our operations and the operations of our customers and suppliers, and may affect the availability of materials needed for our manufacturing services. Such events may also disrupt the transportation of materials to our manufacturing facilities and finished products to our customers. These events have had, and may continue to have, an adverse impact on the U.S. and world economy in general, and customer confidence and spending in particular, which in turn could adversely affect our total revenues and operating results. The impact of these events on the volatility of the U.S. and world financial markets also could increase the volatility of the market price of our ordinary shares and may limit the capital resources available to us, our customers and our suppliers.

If we fail to develop and maintain an effective system of internal controls or comply with the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

U.S. securities laws require, among other things, that public companies maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, as a public company we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to assess annually the effectiveness of our internal control over financial reporting and to enable our independent registered public accounting firm to issue a report on the assessment of our controls, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 10-K for the fiscal year ending June 24, 2011. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses (defined as deficiencies, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis).

Given the nature and complexity of our business and the fact that some members of our management team are located in Thailand while others are located in the U.S., control deficiencies may periodically occur. While we have ongoing measures and procedures to prevent and remedy such deficiencies, if they occur there can be no assurance that we will be successful or that we will be able to prevent material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Moreover, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to potential delisting by the New York Stock Exchange and review by the New York Stock Exchange, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our shareholders could lose confidence in our financial reporting, which would harm our business and the market price of our ordinary shares.

We are subject to the risk of increased income taxes, which could harm our business, financial condition and operating results.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have retroactive effect. We were formed in the Cayman Islands and we maintain manufacturing operations in Thailand, the PRC and the U.S. Any of these jurisdictions could assert tax claims against us. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes. Preferential tax treatment from the Thai government is currently available to us, and we intend to take advantage of it beginning in July 2010 for a period of three years, which will be contingent on, among other things, the export of our customers’ products out of Thailand and our agreement not to move our manufacturing facilities out of our current province in Thailand for at least 15 years. We will lose this favorable tax treatment in Thailand unless we comply with these restrictions, and as a result we may delay or forego certain strategic business decisions due to these tax considerations. We cannot guarantee that such preferential tax treatment will continue. Our PRC subsidiary does not qualify for any such tax incentives, and we do not anticipate that it will qualify for any tax incentives in the future. There is also a risk that Thailand or another jurisdiction in which we operate may treat our Cayman Islands parent as having a permanent establishment in such jurisdiction and subject its income to tax. If we become subject to additional taxes in any jurisdiction or if any jurisdiction begins to treat our Cayman Islands parent as having a permanent establishment, such tax treatment could materially and adversely affect our business, financial condition and operating results.

Certain of our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. For instance, we have inter-company agreements in place that provide for our California and Singapore subsidiaries to provide administrative services for our Cayman Islands parent, and our Cayman Islands parent has entered into manufacturing agreements with our Thai subsidiary. In general, related party transactions and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with non-resident related parties to be priced using arm’s length pricing principles and require the existence of contemporaneous documentation to support such pricing. International tax authorities could challenge the validity of our related party transfer pricing policies. Such a challenge generally involves a complex area of taxation and a significant degree of judgment by management. If any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the value of our assets, which will be determined in part on the trading price of our ordinary shares, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year 2010 or for the foreseeable future. However, despite our expectations, we cannot assure you that we will not be a PFIC for the taxable year 2010 or any future year because our PFIC status is determined at the end of each year and depends on the composition of our income and assets during such year. Our special U.S. counsel expresses no opinion with respect to our PFIC status or our expectations contained in this paragraph. If we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and to burdensome reporting requirements. See “Taxation—U.S. Federal Income Taxation” for a more detailed description of the PFIC rules.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our shareholders.

We anticipate that the net proceeds from this offering, together with current cash, cash equivalents, cash provided by operating activities and funds available through our working capital line of credit, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies.

Furthermore, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders, including those acquiring shares in this offering. If adequate additional funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our manufacturing services, hire additional technical and other personnel, or otherwise respond to competitive pressures could be significantly limited.

We are controlled by a small group of existing shareholders, whose interests may differ from the interests of our other shareholders.

As of March 26, 2010, our existing shareholders Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific, JDS Uniphase Corporation, Shea Ventures, LLC and Mr. Mitchell, our chief executive officer, president and chairman of the board of directors, beneficially owned, collectively, approximately 91.5% of our outstanding ordinary shares. Following this offering, Asia Pacific Growth Fund III, L.P. and Mr. Mitchell are together expected to continue to have three representatives on our board of directors and are expected to beneficially own, collectively, approximately 62.1% of our outstanding ordinary shares. Accordingly, they have had, and will continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. The interests of these shareholders may differ from the interests of our other shareholders.

The loan agreements for our long-term debt obligations contain financial ratio covenants that may impair our ability to conduct our business.

We have loan agreements for our long-term debt obligations, which contain financial ratio covenants that may limit management’s discretion with respect to certain business matters. These covenants require us to maintain a specified debt-to-equity ratio and debt service coverage ratio (earnings before interest and depreciation and amortization plus cash on hand minus short-term debt), which may restrict our ability to incur additional indebtedness and limit our ability to use our cash. In the event of our default on these loans or a breach of a covenant, the lenders may immediately cancel the loan agreement, deem the full amount of the outstanding indebtedness immediately due and payable, charge us interest on a monthly basis on the full amount of the outstanding indebtedness and, if we cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the loan in order to fulfill our obligation. We may also be held responsible for any damages and related expenses incurred by the lender as a result of any default. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

We are subject to risks associated with the availability and coverage of insurance.

For certain risks, we do not maintain insurance coverage because of the cost or availability of certain coverage. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits may have a material adverse effect on our business, financial condition and operating results.

Energy price increases may negatively impact our results of operations.

We, along with our suppliers and customers, rely on various energy sources in our manufacturing and transportation activities. Energy prices have been subject to increases and volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events and government regulations. While significant uncertainty currently exists about the future levels of energy prices, a significant increase is possible. Increased energy prices could increase our raw material and transportation costs. In addition, increased transportation costs of our suppliers and customers could be passed along to us. We may not be able to increase our prices enough to offset these increased costs. In addition, any increase in our prices may reduce our future customer orders which could harm our business, financial condition and operating results.

Intellectual property infringement claims against our customers or us could harm our business, financial condition and operating results.

Our services involve the creation and use of intellectual property rights, which subject us to the risk of intellectual property infringement claims from third parties and claims arising from the allocation of intellectual property rights among us and our customers. For example, in December 2008, Fabrinet USA, Inc. was served with a complaint, along with one of our customers, filed by Avago Technologies in the United States District Court for the Northern District of California, San Jose Division (Case No. C08-05394SI), alleging infringement of two patents by certain of our customer’s products. On January 28, 2009, Avago Technologies dismissed the complaint against Fabrinet USA, Inc. by filing a notice of voluntary dismissal without prejudice with the United States District Court.

Our customers may require that we indemnify them against the risk of intellectual property infringement arising out of our manufacturing processes. If any claims are brought against us or our customers for such infringement, whether or not these claims have merit, we could be required to expend significant resources in defense of such claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all, which could harm our business, financial condition and operating results.

Any failure to protect our customers’ intellectual property that we use in the products we manufacture for them could harm our customer relationships and subject us to liability.

We focus on manufacturing complex optical products for our customers. These products often contain our customers’ intellectual property, including trade secrets and know-how. Our success depends, in part, on our ability to protect our customers’ intellectual property. We may maintain separate and secure areas for customer proprietary manufacturing processes and materials and dedicate floor space, equipment, engineers and supply chain management to protect our customers’ proprietary drawings, materials and products. The steps we take to protect our customers’ intellectual property may not adequately prevent its disclosure or misappropriation. If we fail to protect our customers’ intellectual property, our customer relationships could be harmed and we may experience difficulty in establishing new customer relationships. In addition, our customers might pursue legal claims against us for any failure to protect their intellectual property, possibly resulting in harm to our reputation and our business, financial condition and operating results.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial condition and operating results.

The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial condition and operating results.

We could be adversely affected as a result of conflicts of interest arising from perceived confidentiality concerns relating to some of our customer relationships.

JDS Uniphase Corporation, or JDSU, one of our largest customers, owned approximately 6.4% of our outstanding ordinary shares on a fully-diluted basis as of March 26, 2010. JDSU accounted for approximately 15%, 20%, 20% and 26% of our total revenues for the nine months ended March 26, 2010, fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Our existing and potential customers may view our relationship with JDSU and its affiliates as likely to adversely affect the protection of their confidential information and, as a result, may choose to use one of our competitors for their production or manufacture products internally.

We are subject to governmental export and import controls in several jurisdictions that could subject us to liability or impair our ability to compete in international markets.

We are subject to governmental export and import controls in Thailand, the PRC and the U.S. that may limit our business opportunities. Various countries regulate the import of certain technologies and have enacted laws that could limit our ability to export or sell the products we manufacture. The export of certain technologies from the U.S. and other nations to the PRC is barred by applicable export controls, and similar prohibitions could be extended to Thailand, thereby limiting our ability to manufacture certain products. Any change in export or import regulations or related legislation, shift in approach to the enforcement of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could limit our ability to offer our manufacturing services to existing or potential customers, which could harm our business, financial condition and operating results.

Risks Related To This Offering

An active trading market for our ordinary shares may not develop, and the market price of our ordinary shares may fluctuate significantly.

Prior to this offering, there has been no public market for our ordinary shares. If an active public market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares may be adversely affected. Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “FN.” However, we can provide no assurance that a liquid public market for our ordinary shares will develop. The initial public offering price of our ordinary shares was determined by negotiations between us and the underwriters based upon several factors, and we can provide no assurance that the price at which our ordinary shares trade after this offering will not decline below the initial public offering price. As a result, investors in our ordinary shares may experience a decrease in the value of their ordinary shares regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often initiated securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined against us, could harm our business, financial condition and operating results.

Stock prices of technology, communications and manufacturing services companies have fluctuated widely in recent years, and the market price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The market price of our ordinary shares is likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the market prices of shares of technology-related companies often reach levels that bear no established relationship to the past operating performance of these companies. Historically, the market prices of the securities of technology, communications and manufacturing services companies have been especially volatile. These broad market and industry factors may significantly affect the market price of our ordinary shares regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume of our ordinary shares may be highly volatile for specific business reasons. Factors such as variations in our total revenues, earnings and cash flow, announcements of new investments or acquisitions, changes in our pricing practices or those of our competitors, commencement or outcome of litigation, sales of ordinary shares by us or our principal shareholders, fluctuations in market prices for our services and general market conditions could cause the market price of our ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade. We cannot give any assurance that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and impair our ability to raise capital through offerings of our ordinary shares.

Based on the number of ordinary shares outstanding as of March 26, 2010, there will be 33,743,709 ordinary shares outstanding immediately after this offering. Of these shares, the 8,500,000 ordinary shares to be sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 25,243,709 ordinary shares outstanding as of March 26, 2010 are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration. In addition, as of March 26, 2010, there were outstanding options to purchase 864,909 ordinary shares, 570,135 of which were vested and exercisable.

In connection with this offering, we, the selling shareholders (other than Dr. Achariyapaopan and his wife, Ms. Priebjrivat), all of our directors and executive officers and a substantial portion of our other shareholders and optionholders have entered into lock-up agreements pursuant to which we and they have agreed not to sell any ordinary shares for 180 days after the date of this prospectus without the written consent of the underwriters. Dr. Achariyapaopan and Ms. Priebjrivat have entered into a 90-day lock-up agreement, the terms of which are substantially similar to the 180-day lock-up agreement described in the preceding sentence. In addition, our amended and restated memorandum and articles of association include a 180-day lock-up that applies to all of our shareholders of record as of April 29, 2010. However, the underwriters may release these securities from these restrictions at any time without notice. We cannot predict what effect, if any, market sales of securities held by our shareholders or the availability of these securities for future sale will have on the market price of our ordinary shares.

After this offering, we intend to register on Form S-8 approximately 2,374,862 ordinary shares subject to share options that we have issued or may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

In addition, Asia Pacific Growth Fund III, L.P., which beneficially owned 18 million shares as of June 23, 2010, Mr. Mitchell, who beneficially owned 6.3 million shares as of June 23, 2010, JDSU and Shea Ventures, LLC will have rights, under certain conditions, to cause us to register under the Securities Act the sale of their ordinary shares after the expiration of the 180-day lock-up period. Registration of these shares under the Securities Act will result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Sale of these registered shares in the public market could cause the price of our ordinary shares to decline. See “Certain Relationships and Related Party Transactions—Registration Rights.”

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose additional requirements on public companies, including requiring changes in corporate governance practices. For example, the listing requirements of the New York Stock Exchange require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, shareholder meetings, shareholder approvals, solicitation of proxies, conflicts of interest, shareholder voting rights and codes of conduct. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming. For example, in order to comply with Section 404 of the Sarbanes-Oxley Act, we will incur substantial accounting expense and expend significant management time on compliance-related issues. In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

If you purchase ordinary shares in this offering, you will pay more for your ordinary shares than the amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $3.57 per ordinary share (assuming no exercise of outstanding share options), representing the difference between the net tangible book value per share of our ordinary shares as of March 26, 2010 (after giving effect to this offering) and the initial public offering price per share of $10.00. In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. All of our ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price that is less than the initial public offering price per share in this offering. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or if they publish misleading or unfavorable research about our business, the market price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. Further, foreign companies like us often receive less research coverage than domestic companies. If no or few securities or industry analysts commence coverage of us, the market price of our ordinary shares would be adversely impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our ordinary shares or publishes misleading or unfavorable research about our business, our market price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the market price or trading volume of our ordinary shares to decline.

Certain provisions in our constitutional documents may discourage our acquisition by a third party, which could limit your opportunity to sell shares at a premium.

Our constitutional documents include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions, including, among other things, provisions that:

•	establish a classified board of directors;

•	prohibit our shareholders from calling meetings or acting by written consent in lieu of a meeting;

•	limit the ability of our shareholders to propose actions at duly convened meetings; and

•	authorize our board of directors, without action by our shareholders, to issue preferred shares and additional ordinary shares.

These provisions could have the effect of depriving you of an opportunity to sell your ordinary shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transaction.

Our shareholders may face difficulties in protecting their interests because we are organized under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the U.S. Therefore, you may have more difficulty in protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the U.S., due to the comparatively less developed nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel has advised us that they are not aware of any reported class action or derivative action having been brought in a Cayman Islands court.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the U.S. In addition, many of our directors and officers are nationals and residents of countries other than the U.S. A substantial portion of the assets of these persons is located outside of the U.S. As a result, it may be difficult to effect service of process within the U.S. upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the U.S. and the substantial majority of whose assets are located outside of the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Thailand or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. In particular, a judgment in a U.S. court would not be recognized and accepted by Thai courts without a re-trial or examination of the merits of the case. In addition, there is uncertainty as to whether such Cayman Islands, Thai or PRC courts would be competent to hear original actions brought in the Cayman Islands, Thailand or the PRC against us or such persons predicated upon the securities laws of the U.S. or any state.

We have not determined a specific use for the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for the net proceeds from this offering. Our management will have considerable discretion in the application of the net proceeds we receive. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds from this offering are being used appropriately. You must rely on the judgment of our management regarding the application of such proceeds. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the market price of our ordinary shares. Further, the net proceeds may be used to pursue various acquisitions or other strategic transactions that may prove unsuccessful and cause the market price of our ordinary shares to decline. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

Although we recently paid cash dividends, we do not anticipate paying any dividends on our ordinary shares in the future.

In October 2008, we paid a cash dividend of $0.33 per share, totaling $10.1 million. In September 2009, we paid a cash dividend of $1.00 per share, totaling $30.8 million. Although we previously paid such cash dividends, we currently intend to retain any earnings to finance our operations and growth. Because we do not anticipate paying any dividends on our ordinary shares in the future, any short-term return on your investment will depend on the market price of our ordinary shares.

Shareholders may challenge the enforceability of the lock-up provision in our amended and restated memorandum and articles of association, which could have an adverse affect on our business.

On April 30, 2010, shareholders representing 96.3% of our ordinary shares entitled to vote approved an amendment to our amended and restated memorandum and articles of association to include a provision that restricts all of our shareholders of record as of April 29, 2010 from selling any of our ordinary shares for a period of 180 days after the date of this prospectus. This provision is similar to the contractual lock-up provision that substantially all of our shareholders and optionholders have entered into with the underwriters. This amendment is intended to ensure that all of our shareholders, whether or not they have entered into a contractual lock-up with the underwriters, do not sell or transfer any of their ordinary shares for the first 180 days after the date of this prospectus. Shareholders of record as of April 29, 2010 that have not signed contractual lock-up agreements with the underwriters may challenge the enforceability of such a provision in our amended and restated memorandum and articles of association. While we believe we would prevail in the event of any such challenge, any such challenge could result in negative publicity and litigation, which could have an adverse effect on our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our and our customers’ estimates regarding future revenues, operating results, expenses, capital requirements and liquidity and our needs for additional financing;

•	our future capital expenditures;

•	expansion of our manufacturing capacity;

•	the growth rates of our existing markets and potential new markets;

•	our and our customers’ and our suppliers’ ability to respond successfully to technological or industry developments;

•	our suppliers’ estimates regarding future costs;

•	our ability to increase our penetration of existing markets and penetrate new markets;

•	our plans to diversify our sources of revenues;

•	our use of proceeds from this offering;

•	trends in the optical communications, industrial lasers and sensors markets, including trends to outsource the production of components used in those markets;

•	our ability to attract and retain a qualified management team and other qualified personnel and advisors; and

•	competition in our existing and new markets.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains data related to the optical communications, industrial lasers and sensors markets. This market data includes projections that are based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ordinary shares. In addition, the changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $23.9 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling shareholders.

As of the date of this prospectus, we have not allocated any specific portion of the net proceeds from this offering for any particular purpose. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, the construction of Building 6, capital expenditures and potential acquisitions of complementary businesses, technologies or other assets.

For a discussion of our strategies and business plan, see “Business—Our Growth Strategy.” We do not currently have any agreements or understandings to make any material acquisitions of, or investments in, other businesses.

The foregoing represents our current intentions with respect to the use of the net proceeds from this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in using the net proceeds from this offering. The occurrence of unforeseen events or changed business conditions may result in the use of the proceeds from this offering in a manner other than as described in this prospectus.

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY

On October 28, 2008, we paid a cash dividend of $0.33 per share, totaling $10.1 million. On September 1, 2009, we paid a cash dividend of $1.00 per share, totaling $30.8 million. Although we previously paid cash dividends, we currently intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares after this offering. Dividends, if any, on our ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions, applicable laws and regulations and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of March 26, 2010:

•	on an actual basis; and

•

on an as adjusted basis to reflect the receipt of estimated net proceeds of $23.9 million from the issuance and sale by us of 2,830,000 ordinary shares in this offering at an initial public offering price of $10.00 per ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	As of March 26, 2010
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash and cash equivalents	$90,044	$113,963

Long-term loans from banks, non-current portion(1)	$14,964	$14,964
Shareholders’ equity:
Preferred shares, $0.01 par value; Authorized: 5,000,000 preferred shares actual and as adjusted; Issued and outstanding: No preferred shares actual and as adjusted	—	—
Ordinary shares, $0.01 par value; Authorized: 500,000,000 ordinary shares actual and as adjusted; Issued and outstanding: 30,913,709 ordinary shares actual, 33,743,709 ordinary shares, as adjusted	309	337
Additional paid-in capital	30,585	54,476
Retained earnings	163,466	163,466

Total shareholders’ equity	194,360	218,279

Total capitalization(2)	$209,324	$233,243

(1)	The long-term loans from banks are secured by certain property, plant and equipment.
(2)	Excludes cash and cash equivalents.

This table excludes:

•

864,909 ordinary shares issuable upon the exercise of all share options, whether vested or unvested, outstanding under our 1999 Share Option Plan as of March 26, 2010, at a weighted average exercise price of $3.65 per ordinary share;

•	9,953 ordinary shares available for future issuance under our 1999 Share Option Plan as of March 26, 2010; and

•	1,500,000 ordinary shares that will be available for future issuance under our 2010 Performance Incentive Plan, which will be effective upon the completion of this offering.

DILUTION

Our net tangible book value as of March 26, 2010 was approximately $193.3 million, or $6.25 per ordinary share outstanding at that date. Net tangible book value per ordinary share is determined by dividing our net tangible book value by the number of outstanding ordinary shares. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting the as adjusted net tangible book value per ordinary share from the initial public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after March 26, 2010, other than to give effect to our sale of 2,830,000 ordinary shares in this offering at an initial public offering price of $10.00 per ordinary share, with estimated net proceeds of $23.9 million after deducting underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of March 26, 2010 would have been $217.3 million, or $6.43 per ordinary share. This represents an immediate increase in as adjusted net tangible book value of $0.18 per ordinary share to existing shareholders and an immediate dilution in as adjusted net tangible book value of $3.57 per ordinary share to new investors in this offering.

The following table illustrates the dilution on a per ordinary share basis:

	Per Ordinary Share

Initial public offering price		$10.00

Net tangible book value as of March 26, 2010, before giving effect to this offering	$6.25

Increase in net tangible book value attributable to this offering	0.18

As adjusted net tangible book value after giving effect to this offering		6.43

Dilution to new investors in this offering		$3.57

The following table summarizes on an as adjusted basis described above, as of March 26, 2010, the differences between the number of ordinary shares purchased from us, the total cash consideration paid and the average price per ordinary share paid by our existing shareholders and by new investors.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share
	Number	Percent	Amount	Percent
	(in thousands, other than percentages and per share data)

Existing shareholders	30,914	91.6%	$193,334	87.2%	$ 6.25

New investors	2,830	8.4	28,300	12.8	10.00

Total	33,744	100.0%	$221,634	100.0%	$ 6.57

Sales by the selling shareholders in this offering will cause the number of shares beneficially owned by existing shareholders to be reduced to approximately 74.8% of the total number of our ordinary shares outstanding after this offering. If the underwriters exercise their over-allotment option in full, our current shareholders would own 71.0% and our new investors would own 29.0% of the total number of our ordinary shares outstanding after this offering.

The preceding discussion and tables assume no exercise of share options outstanding as of March 26, 2010. As of March 26, 2010, there were:

•

864,909 ordinary shares issuable upon the exercise of all share options, whether vested or unvested, outstanding under our 1999 Share Option Plan at a weighted average exercise price of $3.65 per share;

•	9,953 ordinary shares available for future issuance under our 1999 Share Option Plan; and

•	1,500,000 ordinary shares that will be available for future issuance under our 2010 Performance Incentive Plan, which will be effective upon the completion of this offering.

To the extent outstanding share options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated financial data for the three and nine months ended March 26, 2010 and March 27, 2009, and as of March 26, 2010, from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. We have derived the selected consolidated financial data for the years ended June 26, 2009, June 27, 2008 and June 29, 2007, and as of June 26, 2009 and June 27, 2008, from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the selected consolidated financial data for the years ended June 30, 2006 and June 24, 2005, and as of June 29, 2007, June 30, 2006 and June 24, 2005, from our audited consolidated financial statements that are not included in this prospectus. We use a 52-53 week fiscal year ending on the last Friday in June and a 13 week fiscal quarter ending on the last Friday in March for our third fiscal quarter. The selected consolidated financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The results presented below are not necessarily indicative of financial results to be achieved in future periods.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Three Months Ended		Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007	June 30, 2006	June 24, 2005
	(unaudited)
	(in thousands, except per share data)
Summary Consolidated Statements of Operations Data:(1)
Revenues:
Revenues	$114,406	$65,553	$296,543	$270,533	$337,846	$345,071	$295,338	$200,171	$77,187
Revenues, related parties	22,484	19,281	51,758	86,808	101,895	163,312	191,690	170,272	120,014
Other	—	—	—	1,358	1,358	2,715	9,115	5,216	4,751

Total revenues	136,890	84,834	348,301	358,699	441,099	511,098	496,143	375,659	201,952
Cost of revenues	(117,761)	(75,299)	(303,339)	(309,009)	(383,058)	(442,784)	(423,858)	(339,682)	(190,633)

Gross profit	19,129	9,535	44,962	49,690	58,041	68,314	72,285	35,977	11,319
Selling, general and administrative expenses	(4,356)	(3,992)	(11,965)	(18,624)	(21,960)	(21,741)	(18,036)	(10,935)	(6,389)
Restructuring charges	—	(2,389)	—	(2,389)	(2,389)	—	—	—	—

Operating income	14,773	3,154	32,997	28,677	33,692	46,573	54,249	25,042	4,930
Interest income	62	165	254	622	756	1,364	1,370	1,015	508
Interest expense	(108)	(288)	(397)	(1,046)	(1,266)	(1,547)	(2,842)	(3,346)	(834)
Foreign exchange (loss) gain, net	(97)	(16)	(131)	649	360	(599)	(336)	(181)	165

Income before income taxes	14,630	3,015	32,723	28,902	33,542	45,791	52,441	22,530	4,769
Income tax (expense) benefit	(1,119)	385	(1,974)	(1,535)	(2,238)	(3,962)	(2,702)	(1,076)	730

Net income	$13,511	$3,400	$30,749	$27,367	$31,304	$41,829	$49,739	$21,454	$5,499

Earnings per share:
Basic	$0.44	$0.11	$1.00	$0.90	$1.03	$1.40	$1.68	$0.73	$0.19
Diluted	$0.43	$0.11	$0.98	$0.88	$1.00	$1.33	$1.60	$0.71	$0.18
Weighted average number of ordinary shares outstanding:
Basic	30,901	30,472	30,821	30,287	30,360	29,889	29,600	29,469	29,451
Diluted	31,365	30,932	31,340	31,142	31,183	31,349	31,077	30,403	30,032
Cash dividends declared per share	$—	$—	$1.00	$0.33	$0.33	$—	$—	$—	$—

(1)	We adopted FASB ASC 718 and ASC 740 during fiscal 2007 and fiscal 2008, respectively. Please see Notes 3 and 14 to our audited consolidated financial statements, included as part of this prospectus.

	As of March 26, 2010		As of
	Actual	As Adjusted(1)	June 26, 2009	June 27, 2008	June 29, 2007	June 30, 2006	June 24, 2005
	(unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$90,044	$113,963	$114,845	$55,682	$40,873	$40,063	$42,953
Working capital(2)	80,985	80,985	58,311	99,260	105,347	83,152	65,505
Total assets	330,344	353,046	288,085	292,713	240,081	240,815	180,325
Current and long-term debt	21,003	21,003	27,318	29,575	35,498	33,006	31,606
Total liabilities	135,984	134,767	94,580	122,148	110,726	162,132	123,287
Total shareholders’ equity	194,360	218,279	193,505	170,565	129,355	78,683	57,038

(1)	The as adjusted balance sheet data reflect the receipt of estimated net proceeds of $23.9 million from the sale of 2,830,000 ordinary shares offered by us at an initial public offering price of $10.00 per ordinary share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
(2)	Working capital is defined as trade accounts receivable plus inventories, less trade accounts payable.

	Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007	June 30, 2006	June 24, 2005
	(unaudited)
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$16,376	$57,929	$80,357	$51,891	$26,244	$25,073	$(4,935)
Net cash (used in) provided by investing activities	(4,716)	(6,775)	(7,187)	(29,815)	(12,380)	(10,845)	2,615

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. The following discussion and analysis contains forward-looking statements that involve known and unknown risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.” See also the section entitled “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Overview

We provide precision optical, electro-mechanical and electronic manufacturing services to OEMs of complex products, such as optical communication components, modules and sub-systems. We offer a broad range of advanced optical capabilities across the entire manufacturing process, including process engineering, design for manufacturability, supply chain management, manufacturing, final assembly and test. We focus primarily on low-volume production of a wide variety of products, which we refer to as “low-volume, high-mix.” Based on our experiences with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications market.

We have also expanded our customer base to include companies in other similarly complex industries that require advanced precision manufacturing capabilities, such as industrial lasers and sensors. Our customers in these industries support a growing number of end-markets, including semiconductor processing, biotechnology, metrology, material processing, auto safety and medical devices. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 9.2% for the quarter ended March 27, 2009 to 20.3% for the quarter ended March 26, 2010.

Our customers include four of the six largest optical communications components companies worldwide in terms of revenue for the twelve months ended September 30, 2009, according to Ovum-RHK, a market research firm. Our diverse customer base includes EMCORE Corporation, Finisar Corporation, JDS Uniphase Corporation, Oclaro, Inc., and Opnext, Inc., all of which represent significant portions of our revenues. In addition, our customer base includes customers such as Coherent, Inc. and Newport Corporation, for whom we only manufacture industrial lasers, and Infinera Corporation, a provider of communications systems to network carriers, each of which represent large and growing end-markets that we view as important areas for our future growth.

In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them. The products that we manufacture for our OEM customers include: selective switching products; tunable transponders and transceivers; active optical cables; solid state, diode-pumped and gas lasers; and sensors.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components, substrates and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products. We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We have been consistently profitable since our inception, achieving 41 consecutive quarters of profitable operations. Over our last five fiscal years, despite the 13.7% decline in our revenues from fiscal 2008 to fiscal 2009, our total revenues increased from $202.0 million in fiscal 2005 to $441.1 million in fiscal 2009, representing a compound annual growth rate of 21.6%. Our gross profit margin increased from 5.6% in fiscal

2005 to 13.2% in fiscal 2009, while our operating income as a percentage of revenues increased from 2.4% in fiscal 2005 to 7.6% in fiscal 2009. Our revenues sharply declined beginning in the second quarter of fiscal 2009 as a result of the recent global economic slowdown and the related decline in our customers’ demand for our products and services. Commencing in the first quarter of fiscal 2009, we aggressively decreased our cost of revenues and selling, general and administrative expenses in response to the global economic downturn by, among other things, reducing employee overtime, reducing discretionary spending and implementing a reduction in our workforce. We recognized restructuring charges for severance and benefits of $2.4 million during our third quarter of fiscal 2009 as a result of such efforts. Our revenues have increased significantly from $82.4 million in the fourth quarter of fiscal 2009 to $136.9 million in the third quarter of fiscal 2010 as a result of an increase in our optical communications customers’ demand for our products and services, as well as the growth of our revenues from industrial lasers and sensors.

Revenues

We generated substantially all of our total revenues during fiscal 2009 from the optical communications, industrial lasers and sensors markets. From fiscal 2005 through fiscal 2008, our compound annual revenue growth rate was 36.3%. Our total revenues declined by 13.7% from fiscal 2008 to fiscal 2009 and declined by 2.9% from the first nine months of fiscal 2009 to the first nine months of fiscal 2010 due to a decline in our revenues from optical communications products. This was the result of reduced demand for optical communications products caused by the recent global economic slowdown, as well as a reduction of inventory levels by our customers. However despite the recent downturn, we believe the long-term outlook for our services will continue to benefit from increased demand for optical equipment, as well as the ongoing trend towards outsourced manufacturing by our targeted OEM customers. Since fiscal 2008, our revenues from products for markets other than the optical communications market have increased substantially as a result of greater willingness of OEMs in all our target markets to outsource production and due to our expanded marketing efforts. We intend to use our recently established track record of manufacturing industrial lasers and sensors to pursue additional outsourcing opportunities with existing and new customers. We expect that industrial lasers and sensors will represent an increasing portion of our revenues in the future. Because our share of the available business in the industrial lasers and sensors end-markets is presently small, we hope to grow our business in those end-markets in excess of industry growth forecasts.

We believe our success in expanding our relationships with existing customers and attracting new customers is due to a number of factors, including our broad range of complex engineering and manufacturing service offerings, flexible low-cost manufacturing platform, process optimization capabilities, advanced supply chain management, excellent customer service and experienced management team. We expect the prices we charge for the products we manufacture for our customers to decrease over time due in part to competitive market forces. However, we believe we will be able to maintain favorable pricing for our services due to our ability to reduce cycle time, adjust our product mix by focusing on more complicated products, improve yields, and reduce material costs for the products we manufacture. We believe these capabilities have enabled us to help our OEM customers reduce their manufacturing costs while maintaining or improving the design, quality, reliability and delivery times for their products.

Revenues, by percentage, from individual customers representing 10% or more of our total revenues in the respective periods were as follows:

	Three Months Ended		Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007
Oclaro, Inc.#	16%	18%	16%	20%	20%	22%	26%
JDS Uniphase Corporation	16	23	15	21	20	20	26
Opnext, Inc.	13	12	15	10	11	11	12
Finisar Corporation	13	19	12	15	15	12	15
EMCORE Corporation	10	10	10	18	16	*	*

#

Pursuant to the merger of Avanex Corporation and Bookham, Inc. (both customers of Fabrinet) on April 27, 2009, Bookham, Inc. changed its name to Oclaro, Inc. These figures represent the combined revenues of Bookham, Inc. and Avanex Corporation.

*	Less than 10% of total revenues in the period.

During the nine months ended March 26, 2010 and fiscal 2009, we had five customers that each contributed 10% or more of our total revenues. During the nine months ended March 26, 2010 and fiscal 2009, such customers together accounted for 68% and 82%, respectively, of our total revenues. During fiscal 2008 and fiscal 2007, we had four customers that each contributed 10% or more of our total revenues.

Revenues, Related Parties

Revenues, related parties, represents revenues from our manufacturing of optical communications products for JDS Uniphase Corporation (or JDSU) and Finisar Corporation (or Finisar), a classification required by Rule 4-08(k) of Regulation S-X under the Exchange Act. JDSU is classified as a related party for all fiscal periods discussed below under “Results of Operations” because it held 6.4%, 6.4%, 6.4% and 6.5% of our share capital on a fully diluted basis as of March 26, 2010, June 26, 2009, June 27, 2008 and June 29, 2007, respectively. Finisar is classified as a related party for all fiscal periods discussed below under “Results of Operations” (other than the nine months ended March 26, 2010) because Frank H. Levinson, a member of our board of directors, served on Finisar’s board of directors until August 2008. As of August 29, 2008, Finisar was no longer classified as a related party.

Other Revenues

Other revenues represents revenues from production wind-down and transfer agreements and, solely for fiscal 2005, revenues from our disk storage solutions business. Through the three months ended December 26, 2008, we recognized income from production wind-down and transfer agreements, primarily consisting of income received from the production wind-down and transfer agreements we entered into during fiscal 2005 and fiscal 2006. We recognized this income on a straight-line basis over the estimated wind-down period and the product life cycle of the products transferred to our Thailand facilities under those various agreements. Currently, we do not expect to enter into new production wind-down and transfer agreements. See the section titled “revenue recognition” at Note 2.1 of our audited consolidated financial statements for further details.

Revenues by Geography

We generate revenues from three geographic regions: North America, Asia-Pacific and Europe. Revenues are attributed to a particular geographic area based on the location to which we ship our customer’s products notwithstanding that our customers may ultimately ship their products to end customers in a different geographic region. Virtually all of our revenues are derived from our manufacturing facilities in Asia.

The percentage of our revenues generated from shipments to locations outside of North America has increased from 35.0% in fiscal 2007 to 38.5% in fiscal 2009 and from 37.4% in the nine months ended March 27, 2009 to 47.6% in the nine months ended March 26, 2010, primarily as a result of increasing sales in Asia-Pacific and Europe. We expect that an increasing portion of our revenues will come from shipments to locations outside of North America in the future.

The following table presents total revenues, by percentage, by geographic regions:

	Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007
North America	52.4%	62.6%	61.5%	62.3%	65.0%
Asia-Pacific	39.8	33.0	34.3	30.5	31.1
Europe	7.8	4.4	4.2	7.2	3.9

	100.0%	100.0%	100.0%	100.0%	100.0%

Our Contracts

We enter into supply agreements with our customers that generally have an initial term of two to three years. There are no minimum purchase requirements in our supply agreements. However, these supply agreements generally include provisions for pricing and periodic review of pricing, consignment of our customer’s unique production equipment to us, sharing benefits from cost-savings derived from our efforts and providing us with forecasts of demand requirements. We are generally required to purchase materials, which may include long lead-time materials, to meet the stated demands of our customers. After procuring materials, we manufacture products for a customer based on purchase orders that contain terms regarding quantity, delivery location and delivery dates and generally require the customer to purchase the finished goods from us. Materials that are not consumed by our customers within a specified period of time or are no longer required due to a product’s cancellation or end-of-life are typically designated as excess or obsolete inventory under our contracts. After materials are designated as either excess or obsolete inventory, our customers are typically required to purchase the inventory from us even if they have chosen to cancel production of the related products.

Cost of Revenues

The key components of our cost of revenues are material costs, employee costs, and infrastructure-related costs. Material costs generally represent the majority of our cost of revenues. Several of the materials we require to manufacture products for our customers are customized for their products and, in many instances, sourced from a single supplier, in some cases our own subsidiaries. Shortages from sole-source suppliers due to yield loss, quality concerns and capacity constraints, among other factors, may increase our expenses and negatively impact our gross profit margin or total revenues in a given quarter. Material costs include scrap material. Historically, our rate of scrap diminishes during a product’s life cycle due to process, fixturing and test improvement and optimization.

A second significant element of cost of revenues is employee costs, including: indirect employee costs related to design, configuration and optimization of manufacturing processes for our customers, quality testing, materials testing and other engineering services; and direct costs related to our manufacturing employees. Direct employee costs include employee salaries, insurance and benefits, merit-based bonuses, recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in the number of employees necessary to support our growth and, to a lesser extent, costs to recruit, train and retain employees. Salary levels in Thailand and the PRC, the fluctuation of the Thai baht and RMB against our functional currency, the U.S. dollar, and our ability to retain our employees significantly impact our cost of revenues. We expect our employee costs to increase as we continue to increase our headcount to service additional business and as wages continue to increase in Thailand and the PRC. Wage increases may impact our ability to sustain our competitive advantage and may reduce our profit margin. We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our infrastructure costs are comprised of depreciation, utilities, and facilities management and overhead costs. Most of our facility leases are long-term agreements. Our depreciation costs are comprised of buildings and fixed assets, primarily at our Pinehurst Campus in Thailand, and capital equipment located at each of our manufacturing locations.

We previously maintained an Employee Profit Sharing Plan, under which we allocated ten percent of our adjusted pre-tax profits to be distributed quarterly to our employees. A portion of the Employee Profit Sharing Plan was allocated to the Executive Bonus Plan and made available for our executive officers and senior management, collectively known as our senior staff. The remainder of the Employee Profit Sharing Plan was distributed to our employees as direct profit sharing and merit-based bonus compensation. The Employee Profit Sharing Plan was eliminated during the three months ended March 27, 2009. Currently, merit-based bonus awards are available and distributed to non-senior staff. There is currently no bonus or incentive compensation available to senior staff. Charges included in cost of revenues for profit sharing and merit-based bonus distributions to employees under these plans were $0, $1.3 million, $2.3 million and $2.5 million for the nine months ended March 26, 2010, fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

Share-based compensation expense included in cost of revenues was $0.2 million, $0.4 million, $0.6 million and $0.4 million for the nine months ended March 26, 2010, fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

Other than incremental costs associated with growing our business generally, we do not expect to incur material incremental costs of revenue as a result of our planned expansion into new geographic markets, our continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market or our further development of customized optics and glass manufacturing capabilities.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A expenses, primarily consist of corporate employee costs for sales and marketing, general and administrative and other support personnel, including amounts previously paid under our Employee Profit Sharing Plan, research and development expenses related to the design of customized optics and glass, travel expenses, legal and other professional fees, share-based compensation expense, and other general expenses not related to cost of revenues. We expect our SG&A expenses to increase as we respond to the requirements of being a public company, including increased expenses associated with: preparing and filing required reports under the U.S. securities laws; comprehensively documenting and assessing our system of internal controls and maintaining our disclosure controls and procedures as a result of the requirements of the Sarbanes-Oxley Act; competitively compensating our board of directors; and insuring against additional risks associated with being a public company.

Charges included in SG&A expenses for profit sharing distributions to senior staff were $0, $1.6 million, $2.7 million and $2.7 million for the nine months ended March 26, 2010, fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Share-based compensation expense included in SG&A expenses was $0.3 million, $0.4 million, $0.6 million and $0.4 million for the nine months ended March 26, 2010, fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

Other than incremental costs associated with growing our business generally, we do not expect to incur material incremental SG&A expenses as a result of our planned expansion into new geographic markets, our continued diversification into the industrial lasers and sensors markets and other end-markets outside of the optical communications market or our further development of customized optics and glass manufacturing capabilities.

Additional Financial Disclosures

Foreign Exchange

As a result of our international operations, we are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Thai baht and RMB. Although a majority of our total revenues is denominated in U.S. dollars, a substantial portion of our payroll as well as certain other operating expenses are incurred and paid in Thai baht. The exchange rates between the Thai baht and the U.S. dollar have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We report our financial results in U.S. dollars and our results of operations have been and may continue to be negatively impacted due to Thai baht appreciation against the U.S. dollar. Smaller portions of our expenses are incurred in a variety of other currencies, including RMB, Canadian dollars, Euros and Japanese yen, the appreciation of which may also negatively impact our financial results.

In order to manage the risks arising from fluctuations in currency exchange rates, we use derivative financial instruments. We may enter into short-term forward foreign currency contracts to help manage currency exposures associated with certain assets and liabilities, primarily short-term obligations. The forward exchange contracts have generally ranged from one to three months in original maturity, and no forward exchange contract has had an original maturity greater than one year. All foreign currency exchange contracts are recognized on the balance sheet at fair value. As we do not apply hedge accounting to these instruments, the derivatives are recorded at fair value through earnings. The gains and losses on our forward contracts generally offset losses and gains on the assets, liabilities and transactions economically hedged and, accordingly, generally do not subject us to the risk of significant accounting losses.

As of June 26, 2009 and June 27, 2008, we had outstanding foreign currency assets and liabilities in Thai baht and RMB as follows:

	June 26, 2009			June 27, 2008
	Currency	$	%	Currency	$	%
	(in thousands)
Assets
Thai baht	110,018	3,228	29.1%	137,845	4,104	23.6%
RMB	53,758	7,868	70.9	90,936	13,253	76.4

		11,096	100.0%		17,357	100.0%

Liabilities
Thai baht	295,114	8,659	83.3%	499,321	14,865	84.0%
RMB	11,831	1,740	16.7	19,379	2,822	16.0

		10,399	100.0%		17,687	100.0%

The Thai baht assets represent cash and cash equivalents, accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses and other payables. We manage our exposure to fluctuations in foreign exchange rates by using foreign currency contracts and offsetting assets and liabilities denominated in the same currency. As of June 26, 2009, there was $3.0 million in selling forward contracts outstanding on the Thai baht payables. As of June 27, 2008, there was $18.0 million in selling forward contracts outstanding on the Thai baht payables, $4.0 million selling forward contracts outstanding to fix the Thai baht amount to be received in relation to U.S. dollar long-term loan proceeds, and CAD $2.4 million in buying forward contracts outstanding for payment to a Canadian vendor.

The RMB assets represent cash and cash equivalents, accounts receivable and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses and other payables. RMB liabilities are hedged using RMB assets. As of June 26, 2009 and June 27, 2008, there were no outstanding forward contracts with respect to RMB assets or liabilities.

Currency Regulation and Dividend Distribution

Foreign exchange regulation in the PRC is primarily governed by the following rules:

•	Foreign Currency Administration Rules, as amended on August 5, 2008, or the Exchange Rules;

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and

•

Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, as promulgated by the State Administration of Foreign Exchange, or SAFE, on August 29, 2008, or Circular 142.

Under the Exchange Rules, RMB is freely convertible into foreign currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of RMB for capital account items, such as direct investments, loans, security investments and repatriation of investments, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Development and Reform Commission.

Circular 142 regulates the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not be used to repay RMB loans if the proceeds of such loans have not been used.

On January 5, 2007, SAFE promulgated the Detailed Rules for Implementing the Measures for the Administration on Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures.

In addition, the General Administration of Taxation has issued circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options.

In addition, our transfer of funds to our subsidiaries in Thailand and the PRC are each subject to approval by governmental authorities in case of an increase in registered capital, or subject to registration with governmental authorities in case of a shareholder loan. These limitations on the flow of funds between us and our subsidiaries could restrict our ability to act in response to changing market conditions.

Income Tax

Our effective tax rate is a function of the mix of tax rates in the various jurisdictions in which we do business. We are domiciled in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains in the Cayman Islands. We have received this undertaking for a twenty-year period ending August 24, 2019.

Throughout the period of our operations in Thailand, we have generally received income tax and other incentives from the Thailand Board of Investment. While we will not receive any income tax incentive in our operations in Thailand for fiscal 2010, a new tax incentive will commence for a period of three years beginning in July 2010 for income generated from new products manufactured at our Pinehurst Building 5. We do not currently qualify for any available tax incentives at our Fuzhou, PRC facility under the laws of the PRC.

Critical Accounting Policies and Use of Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

A quantitative sensitivity analysis is provided where such information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity are included for illustrative purposes only and do not represent management’s predictions of variability.

Long-Lived Assets

We review property, plant and equipment for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value. As of the end of fiscal 2009, 2008 and 2007, there were no trigger events that required an assessment of our long-lived assets for impairment.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers’ financial condition and make provisions for doubtful accounts based on the outcome of these credit evaluations. We evaluate the collectability of our accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. Unanticipated changes in the liquidity or financial position of our customers may require additional provisions for doubtful accounts. Under our specific identification method it is not practical to assess the sensitivity of our estimates. As of March 26, 2010, we had identified receivables of approximately $18.0 million, or approximately 19.0% of total receivables, the collection of which may be adversely affected. We continue to monitor these exposures and currently believe no material losses will be incurred.

Inventory Valuation

Our inventories are stated at the lower of cost, on a first-in, first-out basis, or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers’ product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in liquidity or the financial position of our customers or changes in economic conditions may require additional provisions for inventories due to our customers’ inability to fulfill their contractual obligations. During the nine months ended March 26, 2010 and the year ended June 26, 2009, a change of 10% for excess and obsolete materials, based on product demand and production requirements from our customers, would have affected our net income in each period by approximately $0.2 million and $0.3 million, respectively.

Deferred Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against the deferred tax assets resulting in additional or lesser income tax expense. As of June 26, 2009 and June 27, 2008, we assessed all of our deferred tax assets as more likely than not to be realizable and, accordingly, did not have a valuation allowance against our deferred tax assets.

We assess tax positions in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods, based on the technical merits of the position. We apply a “more likely than not” basis (i.e., a likelihood greater than 50 percent), in accordance with FASB ASC 740-10, and recognize a tax provision in the financial statements for an uncertain tax position that would not be sustained.

Share-Based Compensation

We have adopted the 1999 Share Option Plan and, as of March 26, 2010, have awarded options to purchase 3,492,904 ordinary shares to our directors, officers and employees, 864,909 of which were outstanding as of March 26, 2010. See “Executive Compensation—Incentive Compensation Plans—1999 Share Option Plan.” These options include in each case an exercise price that is set by our board of directors. The fair market value of an ordinary share is determined by our board of directors by taking into consideration a number of assumptions, including valuation metrics of publicly-traded competitors and industry comparables.

On March 12, 2010, our shareholders adopted our 2010 Performance Incentive Plan, or the 2010 Plan, to be effective upon the completion of this offering. A total of 1,500,000 of our ordinary shares are authorized for issuance under the 2010 Plan, plus any shares subject to share options under the 1999 Share Option Plan outstanding as of the date the registration statement of which this prospectus is a part is declared effective that expire, are canceled or terminate after the effective date of such registration statement.

Effective July 1, 2006, we adopted the fair value recognition provisions of FASB ASC Topic 718, Compensation—Stock Compensation (“FASB ASC 718”). Under the fair value recognition provisions of FASB ASC 718, we applied the prospective transition method and measured share-based compensation expense at fair value on the later of the awards’ grant date or board of directors’ approval date, based on the estimated number of awards that are expected to vest. Awards granted (or modified, repurchased, or cancelled) after the adoption of FASB ASC 718 are accounted for by recognizing the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards, in the financial statements. In determining the fair value of awards, we are required to make estimates of the fair value of our ordinary shares, expected dividends to be issued, expected volatility of our shares, expected forfeitures of the awards, risk free interest rates for the expected terms of the awards, expected terms of the awards, and the vesting period of the respective awards.

The determination of our share-based compensation expense under FASB ASC 718 for both current and future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying ordinary shares. We estimate forfeitures based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures.

For accounting purposes only, the fair value of each option grant is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the options, (ii) the estimated fair value of the underlying ordinary shares, (iii) the expected life of the options, (iv) the expected volatility of the underlying ordinary shares, (v) the risk-free interest rate during the expected life of the options, and (vi) the expected dividend yield of the underlying ordinary shares. However, these fair values are inherently uncertain and highly subjective.

The exercise price of the options is stated in the option agreements. Generally, for accounting purposes the estimated fair value of the underlying ordinary shares is based on our equity value as estimated by a valuation model comprised of different valuation approaches described in greater detail below. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the U.S. Treasury Bill interest rate with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a dividend yield for periods when we paid dividends.

The following table summarizes the weighted average assumptions used in the Black-Scholes option pricing model for our options granted during fiscal 2009, 2008, and 2007.

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Risk-free rate of return	2.80%	3.51%	4.76%
Expected life (in years)	4.6	4.6	4.5
Expected volatility rate	77.40%	60.50%	63.00%
Dividend yield	5.28%	0.00%	0.00%

The following table summarizes information regarding share options granted since the beginning of fiscal 2007.

Grant Date	Number of Options Granted	Fair Value of Ordinary Share(1)		Exercise Price Per Share
July 2006	3,600	$6.25		$2.75
August 2006	7,200	6.25		3.00
September 2006	10,000	6.25		2.75
September 2006	7,200	6.25		3.00
October 2006	8,600	7.50		3.00
January 2007	40,000	10.75		3.00
January 2007	203,800	10.75		3.50
May 2007	7,200	12.00		4.00
August 2007	32,600	15.75		4.25
November 2007	29,700	15.00		4.75
February 2008	57,400	13.75		5.00
May 2008	25,400	8.75		5.25
August 2008	79,800	10.50		5.50
November 2008	28,800	6.25		5.75
November 2009	147,700	9.50		5.75
January 2010	12,400	9.50		5.75
May 2010	8,400	10.00	(2)	6.25

	709,800

(1)	Represents the fair value of an ordinary share as of the date our board of directors approved the option grant, which, in some cases, may have occurred on a date after management communicated to an employee a commitment to grant the option.
(2)	Represents the initial public offering price per ordinary share.

When estimating the fair value of our ordinary shares, we began by applying a market multiple methodology to determine our equity value. Because all equity investments in Fabrinet were made either in advance of the commencement of operations, by our founder and chief executive officer, or within the first quarter of our operations ended March 31, 2000, there were no additional financing transactions to use as benchmarks in our valuation. We have not issued any convertible shares or shares with any preferences.

We have used appropriate valuation techniques and certain other third-party information available to us in determining the fair value of our ordinary shares. We determined the fair value of our ordinary shares each quarter to be equal to the mean of our (i) price earnings multiple enterprise value and (ii) revenue multiple enterprise value, divided by the total number of ordinary shares outstanding on a fully-diluted basis, rounded down to the nearest one-fourth. During fiscal 2009 and fiscal 2008, a change of $2.00 per share to our estimate of the fair value of our ordinary shares underlying our incentive share options granted during the same periods would not result in a material change to the share-based compensation expense recorded during those periods.

In determining the price earnings multiples and the revenue multiples to be used in the above calculations, we obtained from third parties the price earnings multiples and revenue multiples of a group of comparable companies each quarter. We then calculated our price earnings multiple enterprise value and revenue multiple enterprise value by taking the average price earnings multiple and average revenue multiple of the group and multiplying such averages by our trailing 12-month earnings and revenues, respectively, each quarter.

In order to ensure that the calculated fair value per ordinary share amount is reasonable, each period we compared the fair value amount to third-party information available to us and assessed whether the fair value is consistent with our assessment of business performance and value.

From June 30, 2006 to September 29, 2006, the estimated fair value of our ordinary shares increased from $4.75 per share to $6.25 per share due to the following factors:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value increased compared to the previous quarter as a result of strong overall equity markets and the strong performance of our industry; and

•

We recorded total revenues of $108.6 million and net profit of $8.0 million during the quarter ended June 30, 2006, and aggregate total revenues of $375.7 million and net profit of $21.5 million during the four previous quarters.

From September 29, 2006 to December 29, 2006, the estimated fair value of our ordinary shares increased from $6.25 per share to $7.50 per share due to the following factors:

•	The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value did not change significantly; and

•

We recorded total revenues of $122.9 million and net profit of $12.0 million during the quarter ended September 29, 2006, and aggregate total revenues of $419.3 million and net profit of $30.7 million during the four previous quarters.

From December 29, 2006 to March 30, 2007, the estimated fair value of our ordinary shares increased from $7.50 per share to $10.75 per share due to the following factors:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value increased compared to the previous quarter as a result of continued strong overall equity markets and the strong performance of our industry; and

•

We recorded total revenues of $127.0 million and net profit of $14.3 million during the quarter ended December 29, 2006, and aggregate total revenues of $453.3 million and net profit of $41.7 million during the four previous quarters.

From March 30, 2007 to June 29, 2007, the estimated fair value of our ordinary shares increased from $10.75 per share to $12.00 per share due to the following factors:

•	The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value did not change significantly; and

•

We recorded total revenues of $126.4 million and net profit of $12.8 million during the quarter ended March 30, 2007, and aggregate total revenues of $484.8 million and net profit of $47.0 million during the four previous quarters.

From June 29, 2007 to September 28, 2007, the estimated fair value of our ordinary shares increased from $12.00 per share to $15.75 per share due to the following factors:

•

We commenced our prior effort to sell our ordinary shares in a proposed initial public offering and, as a result, we removed the discount factor we had applied to third-party estimates of our publicly-traded valuation levels in determining the fair value of our ordinary shares;

•	The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value did not change significantly; and

•

We recorded total revenues of $119.9 million and net profit of $10.7 million during the quarter ended June 30, 2007, and aggregate total revenues of $496.1 million and net profit of $49.7 million during the four previous quarters.

From September 28, 2007 to December 28, 2007, the estimated fair value of our ordinary shares decreased from $15.75 per share to $15.00 per share due to the following factors:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value decreased compared to the previous quarter as a result of weak equity markets in general and the weak performance of our industry; and

•

We recorded total revenues of $118.2 million and net profit of $9.4 million during the quarter ended September 28, 2007, and aggregate total revenues of $491.4 million and net profit of $47.2 million during the four previous quarters.

From December 28, 2007 to March 28, 2008, the estimated fair value of our ordinary shares decreased from $15.00 per share to $13.75 per share due to the following factors:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value decreased compared to the previous quarter as a result of continued weak equity markets in general and the weak performance of our industry; and

•

We recorded total revenues of $123.6 million and net profit of $10.7 million during the quarter ended December 28, 2007, and aggregate total revenues of $488.1 million and net profit of $43.7 million during the four previous quarters.

From March 28, 2008 to June 27, 2008, the estimated fair value of our ordinary shares decreased from $13.75 per share to $8.75 per share due to the following factors:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value decreased compared to the previous quarter as a result of continued weak equity markets in general and the weak performance of our industry; and

•

We recorded total revenues of $124.0 million and net profit of $8.7 million during the quarter ended March 28, 2008, and aggregate total revenues of $485.7 million and net profit of $39.5 million during the four previous quarters.

From June 27, 2008 to September 26, 2008, the estimated fair value of our ordinary shares increased from $8.75 per share to $10.50 per share due to the following factors:

•	The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value slightly increased; and

•

We recorded total revenues of $145.3 million and net profit of $12.9 million during the quarter ended June 27, 2008, and aggregate total revenues of $511.1 million and net profit of $41.8 million during the four previous quarters.

From September 26, 2008 to December 26, 2008, the estimated fair value of our ordinary shares decreased from $10.50 per share to $6.25 per share due to the following factors:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value decreased compared to the previous quarter as a result of continued weak equity markets in general and the weak performance of our industry; and

•

We recorded total revenues of $145.9 million and net profit of $12.2 million during the quarter ended September 26, 2008, and aggregate total revenues of $538.7 million and net profit of $44.5 million during the four previous quarters.

From December 26, 2008 to December 25, 2009, the estimated fair value of our ordinary shares increased from $6.25 per share to $9.50 per share due to the following factor:

•

The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value increased as a result of strength in the equity markets in general and the improved performance of our industry.

From December 25, 2009 to March 26, 2010, the estimated fair value of our ordinary shares remained unchanged at $9.50 per share due to the following factor:

•	The price earnings index and revenue multiple index of our publicly-traded comparables used to determine enterprise value remained the same.

From March 26, 2010 to the date of this prospectus, the estimated fair value of our ordinary shares increased from $9.50 per share to $10.00 per share due to the following factor:

•	We are selling our ordinary shares in this offering at $10.00 per share.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	Three Months Ended		Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007
	(unaudited)
	(in thousands)
Revenues:
Revenues	$114,406	$65,553	$296,543	$270,533	$337,846	$345,071	$295,338
Revenues, related parties	22,484	19,281	51,758	86,808	101,895	163,312	191,690
Other	—	—	—	1,358	1,358	2,715	9,115

Total revenues	136,890	84,834	348,301	358,699	441,099	511,098	496,143
Cost of revenues	(117,761)	(75,299)	(303,339)	(309,009)	(383,058)	(442,784)	(423,858)

Gross profit	19,129	9,535	44,962	49,690	58,041	68,314	72,285

Selling, general and administrative expenses	(4,356)	(3,992)	(11,965)	(18,624)	(21,960)	(21,741)	(18,036)
Restructuring charges	—	(2,389)	—	(2,389)	(2,389)	—	—

Operating income	14,773	3,154	32,997	28,677	33,692	46,573	54,249

Interest income	62	165	254	622	756	1,364	1,370
Interest expense	(108)	(288)	(397)	(1,046)	(1,266)	(1,547)	(2,842)
Foreign exchange (loss) gain, net	(97)	(16)	(131)	649	360	(599)	(336)

Income before income taxes	14,630	3,015	32,723	28,902	33,542	45,791	52,441

Income tax	(1,119)	385	(1,974)	(1,535)	(2,238)	(3,962)	(2,702)

Net income	$13,511	$3,400	$30,749	$27,367	$31,304	$41,829	$49,739

The following table sets forth a summary of our consolidated statements of operations as a percentage of total revenues for the periods indicated.

	Three Months Ended		Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007
	(unaudited)
Revenues:
Revenues	83.6%	77.3%	85.1%	75.4%	76.6%	67.5%	59.5%
Revenues, related parties	16.4	22.7	14.9	24.2	23.1	32.0	38.6
Other	—	—	—	0.4	0.3	0.5	1.9

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	(86.0)	(88.8)	(87.1)	(86.1)	(86.8)	(86.6)	(85.4)

Gross profit	14.0	11.2	12.9	13.9	13.2	13.4	14.6

Selling, general and administrative expenses	(3.2)	(4.7)	(3.4)	(5.2)	(5.0)	(4.3)	(3.7)
Restructuring charges	—	(2.8)	—	(0.7)	(0.6)	—	—

Operating income	10.8	3.7	9.5	8.0	7.6	9.1	10.9

Interest income	0.1	0.2	0.1	0.2	0.2	0.3	0.3
Interest expense	(0.1)	(0.3)	(0.1)	(0.3)	(0.3)	(0.3)	(0.6)
Foreign exchange (loss) gain, net	(0.1)	(0.1)	(0.1)	0.2	0.1	(0.1)	(0.1)

Income before income taxes	10.7	3.5	9.4	8.1	7.6	9.0	10.5

Income tax	(0.8)	0.5	(0.6)	(0.4)	(0.5)	(0.8)	(0.5)

Net income	9.9%	4.0%	8.8%	7.7%	7.1%	8.2%	10.0%

The following table sets forth our revenues by end market for the periods indicated.

	Three Months Ended		Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007
	(unaudited)
	(in thousands)
Optical communications	$109,079	$77,064	$287,554	$333,149	$406,322	$493,299	$479,090
Lasers, sensors, and other	27,811	7,770	60,747	25,550	34,777	17,799	17,053

Total	$136,890	$84,834	$348,301	$358,699	$441,099	$511,098	$496,143

The Company operates and internally manages a single operating segment. As such, discrete information with respect to separate product lines and segments are not accumulated.

Comparison of Three Months Ended March 26, 2010 to Three Months Ended March 27, 2009

Total revenues. Our total revenues increased by $52.1 million, or 61.4%, to $136.9 million for the three months ended March 26, 2010, as compared to $84.8 million for the three months ended March 27, 2009. This increase was the result of a 41.5% increase in our revenues from optical communications products caused by a recovery in demand for optical communications products following the global economic slowdown and a 257.9% increase in our revenues from non-optical communications products, primarily reflecting the growth of our programs for industrial laser customers. Revenues from optical communications products represented 79.7% of our total revenues for the three months ended March 26, 2010, as compared to 90.8% for the three months ended March 27, 2009.

Cost of revenues. Our cost of revenues increased by $42.5 million, or 56.4%, to $117.8 million, or 86.0% of total revenues, for the three months ended March 26, 2010, as compared to $75.3 million, or 88.8% of total revenues, for the three months ended March 27, 2009. The increase in absolute dollars was primarily due to substantially higher levels of business activity. Additionally, cost of revenues for the three months ended March 27, 2009 was reduced by $1.7 million, primarily as a result of the recovery of the costs of obsolete inventory from customers and the reversal of certain long outstanding payables. For the three months ended March 26, 2010, cost of revenues was also reduced by $2.3 million of obsolete inventory costs recovered from a customer and the reversal of certain long outstanding payables. Cost of revenues also included share-based compensation expense of $0.1 million for the three months ended March 26, 2010, as compared to $0.1 million for the three months ended March 27, 2009.

Gross profit. Our gross profit increased by $9.6 million, or 100.6%, to $19.1 million, or 14.0% of total revenues, for the three months ended March 26, 2010, as compared to $9.5 million, or 11.2% of total revenues, for the three months ended March 27, 2009.

SG&A expenses. Our SG&A expenses increased by $0.4 million, or 9.1%, to $4.4 million, or 3.2% of total revenues, for the three months ended March 26, 2010, as compared to $4.0 million, or 4.7% of total revenues, for the three months ended March 27, 2009. Our SG&A expenses increased in absolute dollars during the three months ended March 26, 2010 as compared to the three months ended March 27, 2009 due primarily to an increase in sales and marketing activities.

Restructuring charges. During the three months ended March 27, 2009, we recorded $2.4 million in restructuring charges related to the reduction of our global headcount in response to the recent global economic slowdown.

Operating income. Our operating income increased by $11.6 million to $14.8 million, or 10.8% of total revenues, for the three months ended March 26, 2010, as compared to $3.2 million, or 3.7% of total revenues, for the three months ended March 27, 2009.

Interest income. Our interest income decreased by $0.1 million to $0.1 million, for the three months ended March 26, 2010, as compared to $0.2 million for the three months ended March 27, 2009. The decrease was due to decreases in interest rates.

Interest expense. Our interest expense decreased by $0.2 million to $0.1 million for the three months ended March 26, 2010, as compared to $0.3 million for the three months ended March 27, 2009. The decrease was due to decreases in our long-term loan interest rates and the repayment of $2.0 million of our long-term loans during the three months ended March 26, 2010.

Income before income taxes. We recorded income before income tax expenses of $14.6 million for the three months ended March 26, 2010, as compared to $3.0 million for the three months ended March 27, 2009.

Provision for income tax. For the three months ended March 26, 2010, our provision for income tax of $1.1 million reflects an effective tax rate of 7.6%. For the three months ended March 26, 2009, we recorded a net tax benefit of $0.4 million which was the result of a tax benefit of $0.7 million from the restructuring charges.

Net income. Our net income increased to $13.5 million, or 9.9% of total revenues, for the three months ended March 26, 2010, as compared to $3.4 million, or 4.0% of total revenues, for the three months ended March 27, 2009, an increase of $10.1 million, or 297.4%.

Comparison of Nine Months Ended March 26, 2010 to Nine Months Ended March 27, 2009

Total revenues. Our total revenues decreased by $10.4 million, or 2.9%, to $348.3 million for the nine months ended March 26, 2010, as compared to $358.7 million for the nine months ended March 27, 2009. This decrease was the result of a 13.7% decline in our revenues from optical communications products caused by reduced demand for optical communications products due to the recent global economic slowdown and our customers’ corresponding reduction of their inventory levels, partially offset by the growth in our non-optical communications businesses. Our revenues from non-optical communications products increased by 137.8%, primarily reflecting the growth of our programs for industrial laser customers. Revenues from optical communications products represented 82.6% of our total revenues for the nine months ended March 26, 2010, as compared to 92.9% for the nine months ended March 27, 2009. All income from production wind-down and transfer agreements had been recognized by the end of the six months ended December 26, 2008 and, as a result, income from production wind-down and transfer agreements declined from $1.4 million for the nine months ended March 27, 2009 to zero for the nine months ended March 26, 2010. These decreases were partially offset by an increase of $35.6 million from the sale of new products to existing customers, particularly in the industrial lasers market. As of August 29, 2008, Finisar was no longer classified as a related party. For the nine months ended March 26, 2010, revenue from the sale of products to Finisar was no longer recorded as revenues, related parties, due to a change in the composition of Finisar’s board of directors.

Cost of revenues. Our cost of revenues decreased by $5.7 million, or 1.8%, to $303.3 million, or 87.1% of total revenues, for the nine months ended March 26, 2010, as compared to $309.0 million, or 86.1% of total revenues, for the nine months ended March 27, 2009. The decrease in absolute dollars was primarily due to the recent global economic slowdown and resulting decrease in customer demand. Additionally, cost of revenues for the nine months ended March 27, 2009 was reduced by $4.5 million, primarily as a result of the recovery of the costs of obsolete inventory from customers and the reversal of certain long outstanding payables. For the nine months ended March 26, 2010, cost of revenues also included $5.1 million of obsolete inventory costs recovered from a customer and the reversal of certain long outstanding payables. Cost of revenues also included share-based compensation expense of $0.2 million for the nine months ended March 26, 2010, as compared to $0.4 million for the nine months ended March 27, 2009.

Gross profit. Our gross profit decreased by $4.7 million, or 9.5%, to $45.0 million, or 12.9% of total revenues, for the nine months ended March 26, 2010, as compared to $49.7 million, or 13.9% of total revenues, for the nine months ended March 27, 2009.

SG&A expenses. Our SG&A expenses decreased by $6.7 million, or 35.8%, to $12.0 million, or 3.4% of total revenues, for the nine months ended March 26, 2010, as compared to $18.6 million, or 5.2% of total revenues, for the nine months ended March 27, 2009. Our SG&A expenses decreased in absolute dollars during the nine months ended March 26, 2010 as compared to the nine months ended March 27, 2009 due primarily to the recognition, during the nine months ended March 27, 2009, of accrued legal, accounting, printing and consulting expenses of $4.0 million incurred in connection with our prior efforts to sell our ordinary shares in an initial public offering during calendar years 2007 and 2008. Our SG&A expenses also decreased in absolute dollars during the nine months ended March 26, 2010, as compared to the nine months ended March 27, 2009, by $2.4 million due to the reduction in salary and benefits expenses, primarily as a result of the restructuring efforts we undertook in March 2009 to reduce our global headcount in response to the recent global economic slowdown and the termination of our Employee Profit Sharing Plan during the three months ended March 27, 2009. We also recorded stock-based compensation charges of $0.3 million for the nine months ended March 26, 2010, as compared to $0.3 million for the nine months ended March 27, 2009.

Operating income. Our operating income increased by $4.3 million to $33.0 million, or 9.5% of total revenues, for the nine months ended March 26, 2010, as compared to $28.7 million, or 8.0% of total revenues, for the nine months ended March 27, 2009.

Interest income. Our interest income decreased by $0.4 million to $0.3 million, for the nine months ended March 26, 2010, as compared to $0.6 million for the nine months ended March 27, 2009. The decrease was due to decreases in interest rates.

Interest expense. Our interest expense decreased by $0.6 million to $0.4 million for the nine months ended March 26, 2010, as compared to $1.0 million for the nine months ended March 27, 2009. The decrease was due to decreases in our long-term loan interest rates and the repayment of $6.3 million of our long-term loans.

Income before income taxes. We recorded income before income tax expenses of $32.7 million for the nine months ended March 26, 2010, as compared to $28.9 million for the nine months ended March 27, 2009.

Provision for income tax. Our provision for income tax included $0.1 million as a result of a tax audit adjustment from the State of New Jersey for the tax years ended April 2006, April 2007, April 2008 and June 2008 (due to a change in our tax year) and release of tax reserves recognized for uncertain tax positions resulting from the expiration of certain statutes of limitations of $0.9 million for the nine months ended March 26, 2010, as compared to release of uncertain tax positions of $0.3 million for the nine months ended March 27, 2009.

Net income. Our net income increased to $30.7 million, or 8.8% of total revenues, for the nine months ended March 26, 2010, as compared to $27.4 million, or 7.7% of total revenues, for the nine months ended March 27, 2009, an increase of $3.3 million, or 12.4%. No income from production wind-down and transfer agreements was included in net income for the nine months ended March 26, 2010, as compared to $1.4 million of income from production wind-down and transfer agreements, or 0.4% of total revenues, included in net income for the nine months ended March 27, 2009. Net income for the nine months ended March 27, 2009 included $4.0 million incurred in connection with our prior efforts to sell our ordinary shares in an initial public offering during calendar years 2007 and 2008.

Comparison of Year Ended June 26, 2009 to Year Ended June 27, 2008

Total revenues. Our total revenues decreased by $70.0 million, or 13.7%, to $441.1 million for fiscal 2009, as compared to $511.1 million for fiscal 2008. This decrease was the result of a 17.6% decline in our revenues from optical communications products caused by reduced demand for optical communications products due to the recent global economic slowdown and our customers’ corresponding reduction of their inventory levels, partially offset by the growth in our non-optical communications businesses. Our revenues from non-optical communications products increased by 95.4%, as we commenced volume shipments to our industrial lasers customers. Revenues from optical communications products represented 92.1% of our total revenues for fiscal 2009, as compared to 96.5% for fiscal 2008. Income from production wind-down and transfer agreements decreased from $2.7 million for fiscal 2008 to $1.4 million for fiscal 2009. These decreases were partially offset by an increase of $15.5 million from the sale of new products to existing customers, particularly in the industrial lasers and sensors markets.

Cost of revenues. Our cost of revenues decreased by $59.7 million, or 13.5%, to $383.1 million, or 86.8% of total revenues, for fiscal 2009, as compared to $442.8 million, or 86.6% of total revenues, for fiscal 2008. The decrease in absolute dollars was primarily due to a decrease in customer demand. Additionally, cost of revenues for fiscal 2009 was reduced by $3.5 million primarily as a result of the recovery of the costs of obsolete inventory from customers and the reversal of certain long outstanding payables. The decreases were partially offset by a $0.7 million increase in depreciation cost attributable to our Pinehurst Building 5, which was put into operation in May 2008. Cost of revenues also included share-based compensation expense of $0.4 million for fiscal 2009, as compared to $0.6 million for fiscal 2008.

Gross profit. Our gross profit decreased by $10.3 million, or 15.0%, to $58.0 million, or 13.2% of total revenues, for fiscal 2009, as compared to $68.3 million, or 13.4% of total revenues, for fiscal 2008.

SG&A expenses. Our SG&A expenses increased by $0.3 million, or 1.4%, to $22.0 million, or 5.0% of total revenues, for fiscal 2009, as compared to $21.7 million, or 4.3% of total revenues, for fiscal 2008. Our SG&A expenses increased as a percentage of revenues primarily due to the reduction in total revenues and declines in demand from our customers as a result of the recent global economic slowdown. The increased SG&A expenses in absolute dollars were primarily due to the recognition of accrued legal, accounting, printing and consulting expenses of $4.0 million incurred in connection with our prior efforts to sell our ordinary shares in a proposed initial public offering during calendar years 2007 and 2008, partially offset by a reduction of $0.4 million in employment costs resulting from general attrition and our restructuring activities in March 2009 undertaken in response to the recent global economic slowdown and a decrease in stock-based compensation charges of $0.2 million.

Operating income. Our operating income decreased by $12.9 million to $33.7 million, or 7.6% of total revenues, for fiscal 2009, as compared to $46.6 million, or 9.1% of total revenues, for fiscal 2008.

Interest income. Our interest income decreased by $0.6 million to $0.8 million, or 0.2% of total revenues, for fiscal 2009, as compared to $1.4 million, or 0.3% of total revenues, for fiscal 2008. The decrease was due to decreases in interest rates, partially offset by increased cash and cash equivalents on our balance sheet during fiscal 2009, as compared to fiscal 2008.

Interest expense. Our interest expense decreased by $0.2 million, or 18.2%, to $1.3 million for fiscal 2009, as compared to $1.5 million for fiscal 2008. The decrease was due to decreases in our long-term loan interest rate obligations and the repayment of $6.3 million of our long-term loans.

Income before income taxes. We recorded income before income tax expenses of $33.5 million for fiscal 2009, as compared to $45.8 million for fiscal 2008.

Provision for income tax. Our provision for income tax reflects an effective tax rate of 6.7% for fiscal 2009, as compared to an effective tax rate of 8.7% for fiscal 2008.

Net income. Our net income decreased to $31.3 million, or 7.1% of total revenues, for fiscal 2009, as compared to $41.8 million, or 8.2% of total revenues, for fiscal 2008, a decrease of 25.2%. Net income included income from production wind-down and transfer agreements of $1.4 million, or 0.3% of total revenues, for fiscal 2009, as compared to $2.7 million, or 0.5% of total revenues, for fiscal 2008. Net income for fiscal 2009 included $4.0 million incurred in connection with our prior efforts to sell our ordinary shares in an initial public offering during calendar years 2007 and 2008 and $2.4 million incurred in connection with the restructuring activities we undertook in March 2009.

Comparison of Year Ended June 27, 2008 to Year Ended June 29, 2007

Total revenues. Our total revenues increased by $15.0 million, or 3.0%, to $511.1 million for fiscal 2008, as compared to $496.1 million for fiscal 2007. Revenue from optical communications represented 96.5% of our total revenues for fiscal 2008, as compared to 96.6% for fiscal 2007. The increase in our total revenues was primarily due to an increase of $17.5 million in production volumes on existing products and an increase of $4.9 million from the scaling of production of new products for our existing customers and, to a lesser extent, revenues from new customers. These increases were partially offset by a decrease in income from production wind-down and transfer agreements, from $9.1 million for fiscal 2007 to $2.7 million for fiscal 2008 and a $1.1 million decline in revenues associated with products approaching their end-of-life.

Cost of revenues. Our cost of revenues increased by $18.9 million, or 4.5%, to $442.8 million, or 86.6% of total revenues, for fiscal 2008, as compared to $423.9 million, or 85.4% of total revenues, for fiscal 2007. The increase was primarily due to a $4.0 million increase associated with purchases of materials, number of employees and related overhead resulting from increased volumes of products manufactured for our customers and depreciation costs for Pinehurst Building 5. The increases were partially offset by a favorable product mix shift to more advanced high speed modules, reductions in cost of revenues associated with the reduced cost of certain pass-through materials billed to customers on a cost-plus basis, and gains in employee efficiency and capacity utilization, including improved utilization of Pinehurst Building 4, in fiscal 2008 relative to fiscal 2007. Cost of revenues also included share-based compensation expense of $0.6 million for fiscal 2008, as compared to approximately $0.4 million for fiscal 2007.

Gross profit. Our gross profit decreased by $4.0 million, or 5.5%, to $68.3 million, or 13.4% of total revenues, for fiscal 2008, as compared to $72.3 million, or 14.6% of total revenues, for fiscal 2007.

SG&A expenses. Our SG&A expenses increased by $3.7 million, or 20.6%, to $21.7 million, or 4.3% of total revenues, for fiscal 2008, as compared to $18.0 million, or 3.7% of total revenues, for fiscal 2007. This increase was due primarily to efforts to expand into new markets, the addition of senior staff and other personnel to support our increased revenues, growing customer base and prior efforts to sell our ordinary shares in a proposed initial public offering, and payments made under our Employee Profit Sharing Plan. SG&A expenses also included share-based compensation expense of $0.6 million for fiscal 2008, as compared to approximately $0.4 million for fiscal 2007.

Operating income. Our operating income decreased by $7.6 million to $46.6 million, or 9.1% of total revenues, for fiscal 2008, as compared to $54.2 million, or 10.9% of total revenues, for fiscal 2007.

Interest income. Our interest income was $1.4 million for each of the years ended June 27, 2008 and June 29, 2007.

Interest expense. Our interest expense decreased by $1.3 million, or 46%, to $1.5 million for fiscal 2008, as compared to $2.8 million for fiscal 2007. This decrease was due to our repayment of certain outstanding loan obligations and reductions in the floating interest rates charged on our long term loan obligations.

Income before income taxes. We recorded income before income tax expenses of $45.8 million for fiscal 2008, as compared to $52.4 million for fiscal 2007.

Provision for income tax. Our provision for income tax reflects an effective tax rate of 8.7% for fiscal 2008, as compared to an effective tax rate of 5.2% for fiscal 2007.

Net income. Our net income decreased to $41.8 million, or 8.2% of total revenues, for fiscal 2008, as compared to $49.7 million, or 10.0% of total revenues, for fiscal 2007, a decrease of 15.9%. Net income included $9.1 million in income from production wind-down and transfer agreements for fiscal 2007, as compared to $2.7 million for fiscal 2008, and $0.8 million from the after tax impact of share-based compensation expense for fiscal 2007, as compared to $1.1 million for fiscal 2008.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated selected quarterly results of operations for each of the nine quarters ended March 26, 2010. In management’s opinion, the data has been prepared on the same basis as our audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data.(1) The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar 26, 2010	Dec 25, 2009	Sep 25, 2009	Jun 26, 2009	Mar 27, 2009	Dec 26, 2008	Sep 26, 2008	Jun 27, 2008	Mar 28, 2008
	(unaudited)
	(in thousands)
Revenues:
Revenues	$114,406	$97,893	$84,244	$67,313	$65,553	$98,973	$106,007	$106,909	$80,086
Revenues, related parties	22,484	16,500	12,774	15,087	19,281	28,352	39,175	37,673	43,278
Other	—	—	—	—	—	679	679	678	679

Total revenues	136,890	114,393	97,018	82,400	84,834	128,004	145,861	145,260	124,043
Cost of revenues	(117,761)	(99,520)	(86,058)	(74,049)	(75,299)	(111,173)	(122,537)	(125,882)	(108,204)

Gross profit	19,129	14,873	10,960	8,351	9,535	16,831	23,324	19,378	15,839

Selling, general and administrative expenses	(4,356)	(3,800)	(3,809)	(3,336)	(3,992)	(4,988)	(9,644)	(5,523)	(5,446)
Restructuring charges	—	—	—	—	(2,389)	—	—	—	—

Operating income	14,773	11,073	7,151	5,015	3,154	11,843	13,680	13,855	10,393

Interest income	62	81	111	134	165	149	308	237	390
Interest expense	(108)	(128)	(161)	(220)	(288)	(374)	(384)	(218)	(288)
Foreign exchange (loss) gain, net	(97)	26	(60)	(289)	(16)	419	246	(548)	127

Income before income taxes	14,630	11,052	7,041	4,640	3,015	12,037	13,850	13,326	10,622

Income tax (expense) benefit	(1,119)	—	(855)	(703)	385	(282)	(1,638)	(398)	(1,907)

Net income	$13,511	$11,052	$6,186	$3,937	$3,400	$11,755	$12,212	$12,928	$8,715

(1)	We adopted FASB ASC 718 and ASC 740 during fiscal 2007 and fiscal 2008, respectively. Please see Notes 3 and 14 to our audited consolidated financial statements, included as part of this prospectus.

The following table sets forth our historical results, for the periods indicated, as a percentage of total revenues.

	Three Months Ended
	Mar 26, 2010	Dec 25, 2009	Sep 25, 2009	Jun 26, 2009	Mar 27, 2009	Dec 26, 2008	Sep 26, 2008	Jun 27, 2008	Mar 28, 2008
	(unaudited)
Revenues:
Revenues	83.6%	85.6%	86.8%	81.7%	77.3%	77.3%	72.7%	73.6. %	64.6%
Revenues, related parties	16.4	14.4	13.2	18.3	22.7	22.2	26.8	25.9	34.9
Other	—	—	—	—	—	0.5	0.5	0.5	0.5

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	(86.0)	(87.0)	(88.7)	(89.9)	(88.8)	(86.9)	(84.0)	(86.7)	(87.2)

Gross profit	14.0	13.0	11.3	10.1	11.2	13.1	16.0	13.3	12.8

Selling, general and administrative expenses	(3.2)	(3.3)	(3.9)	(4.0)	(4.7)	(3.8)	(6.6)	(3.8)	(4.4)
Restructuring charges	—	—	—	—	(2.8)	—	—	—	—

Operating income	10.8	9.7	7.4	6.1	3.7	9.3	9.4	9.5	8.4

Interest income	0.1	0.1	0.1	0.2	0.2	0.1	0.2	0.2	0.3
Interest expense	(0.1)	(0.1)	(0.2)	(0.3)	(0.3)	(0.3)	(0.3)	(0.2)	(0.2)
Foreign exchange (loss) gain, net	(0.1)	0.1	(0.1)	(0.4)	(0.1)	0.3	0.2	(0.4)	0.1

Income before income taxes	10.7	9.8	7.2	5.6	3.5	9.4	9.5	9.1	8.6

Income tax (expense) benefit	(0.8)	—	(0.9)	(0.9)	0.5	(0.2)	(1.1)	(0.3)	(1.5)

Net income	9.9%	9.8%	6.3%	4.7%	4.0%	9.2%	8.4%	8.8%	7.1%

The following table sets forth our revenues by end market for the periods indicated.

	Three Months Ended
	Mar 26, 2010	Dec 25, 2009	Sep 29, 2009	Jun 26, 2009	Mar 27, 2009	Dec 26, 2008	Sep 26, 2008	Jun 27, 2008	Mar 28, 2008
	(unaudited) (in thousands)
Optical communications	$109,079	$93,775	$84,700	$73,173	$77,064	$117,451	$138,634	$139,769	$120,082
Lasers, sensors, and other	27,811	20,618	12,318	9,227	7,770	10,553	7,227	5,491	3,961

Total	$136,890	$114,393	$97,018	$82,400	$84,834	$128,004	$145,861	$145,260	$124,043

The Company operates and internally manages a single operating segment. As such, discrete information with respect to separate product lines and segments are not accumulated.

Total Revenues

Our total revenues increased for each consecutive fiscal quarter beginning with the three months ended March 28, 2008 through the three months ended September 26, 2008, culminating in the highest revenue quarter in our history at $145.9 million, primarily due to increased customer demand. Subsequently, our total revenues declined through the three months ended June 26, 2009 to $82.4 million, primarily as a result of the decline in demand for optical communications products caused by the recent global economic slowdown and our customers’ corresponding reduction of their inventory levels. During this period, we also experienced a shift in the composition of our revenues. Between the three months ended June 27, 2008 and the three months ended June 26, 2009, our revenues from optical communications products declined by 47.6% while our revenues from non-optical communications products increased by 68.0%. Thereafter, our total revenues increased to

$97.0 million for the three months ended September 25, 2009, $114.4 million for the three months ended December 25, 2009 and $136.9 million for the three months ended March 26, 2010. This increase in our total revenues was a result of increased demand for optical communications products as market conditions improved as well as increased revenues from non-optical communications products, particularly for industrial lasers, as we continued to expand our capabilities for new and existing customers. Between the three months ended June 26, 2009 and the three months ended March 26, 2010, our revenues from optical communications products increased by 49.1% while our revenues from non-optical communications products increased by 201.4%. During this period, revenues from non-optical communications products increased from 11.2% of total revenues to 20.3% of total revenues.

Gross Profit

Prior to the economic downturn, we reported a gross profit margin of 16.0% in the three months ended September 26, 2008. This increase in our gross profit margin was the result of a cost reduction of $3.5 million, or 2.4% of total revenues, primarily generated from the recovery of the cost of obsolete inventory from customers and the reversal of certain long outstanding payables. For the three months ended December 26, 2008 through the three months ended June 26, 2009, our gross profit margin declined primarily due to the recent global economic slowdown and the resulting decrease in customer demand, which led to higher overhead costs as a percentage of revenues. As a result of efforts to align expenses with prevailing economic conditions, our gross profit margin increased during the three months ended September 25, 2009 to 11.3%, as compared to 10.1% for the three months ended June 26, 2009, increased again during the three months ended December 25, 2009 to 13.0%, and further increased to 14.0% during the three months ended March 26, 2010, as a result of the growth of our business, the recovery of costs of obsolete inventory from customers and the reversal of certain long outstanding payables.

SG&A Expenses

Our SG&A expenses as a percentage of total revenues ranged from 3.8% to 4.4% prior to the three months ended September 26, 2008. SG&A expenses as a percentage of total revenues increased during the three months ended September 26, 2008 as we expanded our senior staff to address new market opportunities and incurred $4.0 million in expenses related to our previous effort to offer our ordinary shares in a proposed initial public offering during fiscal year 2008. As a result of our restructuring efforts implemented during the three months ended March 27, 2009, SG&A expenses declined as a percentage of revenues during the three months ended June 26, 2009 and have continued to decline during each of the subsequent three quarters as expenses were brought in line with current market conditions and revenues increased.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have primarily financed our operations through the sale of ordinary shares to investors in March 2000, cash flow from operations and commercial loans. As of March 26, 2010, we had approximately $90.0 million in cash and cash equivalents and approximately $21.0 million of outstanding debt. As of June 26, 2009, we had approximately $114.8 million in cash and cash equivalents and approximately $27.3 million of outstanding debt. The decline in our cash and cash equivalents was primarily due to a dividend payment of $30.8 million to our shareholders in the nine months ended March 26, 2010.

Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less which are placed with banks and other financial institutions. For fiscal 2009, the weighted average interest rate on our cash and cash equivalents was 1.31%.

The following table shows our net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities for the periods indicated:

	Nine Months Ended		Year Ended
	March 26, 2010	March 27, 2009	June 26, 2009	June 27, 2008	June 29, 2007
	(unaudited)
	(in thousands)
Net cash provided by operating activities	$16,376	$57,929	$80,357	$51,891	$26,244
Net cash used in investing activities	(4,716)	(6,775)	(7,187)	(29,815)	(12,380)
Net cash used in financing activities	(36,703)	(11,127)	(13,836)	(8,223)	(13,133)
Net (decrease) increase in cash and cash equivalents	(25,043)	40,027	59,334	13,853	731
Cash and cash equivalents, beginning of period	114,845	55,682	55,682	40,873	40,063
Cash and cash equivalents, end of period	90,044	95,460	114,845	55,682	40,873

Cash Flows for the Nine Months Ended March 26, 2010 and March 27, 2009

Net cash provided by operating activities decreased by $41.6 million, or 71.7%, to $16.4 million for the nine months ended March 26, 2010, as compared to $57.9 million for the nine months ended March 27, 2009. Cash provided by operating activities for the nine months ended March 26, 2010 primarily consisted of net income adjusted for depreciation, amortization and non-cash related items. The decrease in net cash from operations for the nine months ended March 26, 2010 was primarily due to an increase in accounts receivable and inventories, partially offset by an increase in accounts payable to address increasing customer demand.

Net cash used in investing activities decreased by $2.1 million to $4.7 million for the nine months ended March 26, 2010, as compared to $6.8 million for the nine months ended March 27, 2009. The decrease in net cash used in investing activities was primarily related to a reduction in new equipment purchases.

Net cash used in financing activities increased by $25.6 million to $36.7 million for the nine months ended March 26, 2010, as compared to $11.1 million for the nine months ended March 27, 2009. This increase in net cash used in financing activities was primarily due to a dividend payment of $30.8 million to shareholders in the nine months ended March 26, 2010, as compared to a dividend payment of $10.1 million to shareholders in the nine months ended March 27, 2009.

Cash Flows for the Years Ended June 26, 2009 and June 27, 2008

Net cash provided by operating activities was $80.4 million for fiscal 2009, as compared to $51.9 million for fiscal 2008. The increase in net cash provided by operating activities was primarily due to reductions in our accounts receivable and inventory outstanding resulting from reduced customer demand. These increases were partially offset by reductions in accounts payable.

Net cash used in investing activities was $7.2 million for fiscal 2009, as compared to $29.8 million for fiscal 2008. Our net cash used in investing activities for fiscal 2009 was primarily attributable to $2.3 million in capital expenditures related to equipment and $2.4 million in construction costs for Pinehurst Building 5. Our net cash used in investing activities for fiscal 2008 was primarily attributable to $8.4 million in capital expenditures related to equipment and $20.8 million in construction costs for Pinehurst Building 5.

Net cash used in financing activities was $13.8 million for fiscal 2009, as compared to $8.2 million for fiscal 2008. Our net cash used in financing activities for fiscal 2009 was primarily the result of a dividend payment of $10.1 million and repayments of long-term debt and installment payments for production wind-down and transfer agreements and acquisitions, offset in part by borrowings under our long-term bank loans. Our net cash used in financing activities for fiscal 2008 was primarily the result of repayment of short-term loans of $22.0 million and repayments of long-term debt and installment payments for production wind-down and transfer agreements and acquisitions, offset by borrowings under our long-term bank loans of $20.0 million.

We believe that our current cash and cash equivalents, short-term investments, cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next 12 months. Our cash flows from operations have generally been sufficient to internally fund our working capital requirements in recent years. Additionally, we have access to short-term credit facilities of approximately $50 million to support any unanticipated liquidity requirements. Historically, our internally generated working capital and short-term credit facilities have been adequate to support our liquidity requirements.

We completed the construction of Pinehurst Building 5 in Thailand in May 2008. With the addition of Building 5, we believe that we will have sufficient manufacturing capacity in place for the next 18 months. We have three long-term loans that will come due within the next 15 months and anticipate that our internally generated working capital will be adequate to repay these obligations.

If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or to obtain additional credit facilities. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. We currently have no commitments to make any material investment or acquisition or conduct any material divestment.

Contractual Obligations

The following table sets forth certain of our contractual obligations as of June 26, 2009:

	Total	Fiscal Year Ending June,					2015 and Beyond
		2010	2011	2012	2013	2014
	(in thousands)
Long-term debt obligations	$27,318	$7,933	$6,008	$4,298	$3,668	$3,668	$1,743
Interest expense obligation(1)	1,462	562	384	254	166	84	12
Operating lease obligations	7,016	1,729	1,457	1,444	1,444	942	—

Total	$35,796	$10,224	$7,849	$5,996	$5,278	$4,694	$1,755

(1)	Interest expense obligation reflects the variable interest rates on long-term debt obligations using interest rates as of June 26, 2009. The interest rates ranged between 2.2% and 4.2%. For further discussion of long-term debt obligations, see Note 11 of our audited consolidated financial statements.

On June 15, 2010, we entered into an agreement to purchase land in Thailand for the purpose of constructing a new facility that will be known as Building 6. The total cost to purchase the land and construct the facility is expected to be approximately $37.0 million. We expect to complete the purchase of the land and construction of the facility by December 2011.

As of June 26, 2009, our long-term debt obligations consisted of five loan agreements and our aggregate outstanding borrowings under these agreements were approximately $27.3 million. Certain of the obligations are secured by certain property, plant and equipment. Certain of the long term loans prescribe maximum ratios of debt to equity, and minimum levels of debt service coverage ratios (i.e., earnings before interest and depreciation and amortization plus cash on hand minus short-term debt). These financial ratio covenants could restrict our ability to incur additional indebtedness and limit our ability to use our cash. Our long-term debt obligations also include customary events of default.

As of June 26, 2009, we were in compliance with our long-term loan agreements. Nonetheless, in the event of a default on these loans or a breach of a financial ratio covenant, the lenders may immediately cancel the loan agreements, deem the full amount of the outstanding indebtedness immediately due and payable, charge us interest on a monthly basis on the full amount of the outstanding indebtedness and, if we cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the loans in order to fulfill our obligations to the lenders. We may also be held responsible for any damages and related expenses incurred by the lender as a result of any default.

We have entered into short-term lending arrangements that are unused but available as needed. As of June 26, 2009, unused borrowing capacity available under both short-term and long-term debt obligations totaled $50.9 million.

As of June 26, 2009, we also had certain operating lease arrangements where the lease payments are calculated based on specified formulas. Our rental expenses under these leases were $1.7 million, $1.7 million and $1.5 million for fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

Capital Expenditures

The following table sets forth our capital expenditures, which include amounts for which payments have been accrued, for the periods indicated. Actual future capital expenditures for the periods after June 26, 2009 may differ from the amounts indicated below.

	Nine Months Ended	Year Ended
	March 26, 2010	June 26, 2009	June 27, 2008	June 29, 2007
	(in thousands)
Capital expenditures	$7,213	$4,871	$29,115	$15,569

Our capital expenditures for fiscal 2008 principally consisted of costs associated with the construction of Pinehurst Building 5 in Thailand, which was completed in May 2008. Our capital expenditures for fiscal 2009 principally consisted of investments in equipment in our manufacturing facilities. Over the next four fiscal quarters, we expect to purchase additional equipment for our manufacturing facilities, including in anticipation of our construction of Building 6. We also intend to upgrade our IT systems, our enterprise resource planning systems, software and hardware, and our other infrastructure. In addition to capital expenditures, we have certain future cash needs for our planned increases in sales, marketing, promotional and workforce expenses.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We also do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $90.0 million as of March 26, 2010, and $114.8 million, $55.7 million and $40.9 million as of June 26, 2009, June 27, 2008 and June 29, 2007, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments with maturities of three months or less from the original dates of purchase. The cash and cash equivalents are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by 100 basis points during the nine months ended March 26, 2010 and the year ended June 26, 2009, our interest income would have decreased by approximately $0.5 million and $0.6 million, respectively, assuming consistent investment levels.

Interest rate risk also refers to our exposure to movements in interest rates associated with our interest bearing liabilities. The interest bearing liabilities are denominated in U.S. dollars and the interest expense is based on the Singapore Inter-Bank Offered Rate, or SIBOR, and the London Inter-Bank Offered Rate, or LIBOR, plus an additional margin, depending on the respective lending institutions. If the SIBOR and the LIBOR had increased by 100 basis points during the nine months ended March 26, 2010 and the year ended June 26, 2009, our interest expense would have increased by approximately $0.2 million and $0.3 million, respectively, assuming consistent borrowing levels.

Foreign Currency Risk

As a result of our foreign operations, we have significant expenses, assets and liabilities that are denominated in foreign currencies. Substantially all of our employees and most of our facilities are located in Thailand and the PRC. Therefore, a substantial portion of our payroll as well as certain other operating expenses are paid in Thai baht or RMB. The significant majority of our revenues are denominated in U.S. dollars because our customer contracts generally provide that our customers will pay us in U.S. dollars.

As a consequence, our gross profit margins, operating results, profitability and cash flows are adversely impacted when the dollar depreciates relative to the Thai baht or the RMB. We have a particularly significant currency rate exposure to changes in the exchange rate between the Thai baht and the U.S. dollar. We must translate foreign currency-denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar compared to such foreign currencies will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheets, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and shareholders’ equity.

We attempt to hedge against these exchange rate risks by entering into hedging contracts that are typically one to three months in duration, leaving us exposed to longer term changes in exchange rates. We realized foreign currency gains of $0.4 million during fiscal 2009. As foreign currency exchange rates fluctuate relative to the U.S. dollar, we expect to incur foreign currency translation adjustments and may incur foreign currency exchange losses. For example, a 10% fluctuation in the U.S. dollar against the Thai baht and the RMB as of March 26, 2010 and June 26, 2009 would have had a material impact on our net dollar position in outstanding trade payables and receivables. We cannot give any assurance as to the effect that future changes in foreign currency rates will have on our consolidated financial position, operating results or cash flows.

Credit Risk

Credit risk refers to our exposures to financial institutions, suppliers and customers that have in the past and may in the future experience financial difficulty, particularly in light of recent conditions in the credit markets and the global economy. As of March 26, 2010, our cash and cash equivalents were held in financial instruments of a small number of banks and other financial institutions having credit ratings of A minus or above as determined by Fitch Ratings. We generally monitor the financial performance of our suppliers and customers, as well as other factors that may affect their access to capital and liquidity. Presently, we believe that we will not incur material losses due to our exposures to such credit risk.

Recent Accounting Pronouncements

In March 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-11—Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives. The FASB issued an update that amends and clarifies the guidance on how entities should evaluate credit derivatives embedded in beneficial interests in securitized financial assets. More financial instruments will now be accounted for at fair value through earnings, including some unfunded securitized instruments, synthetic collateralized debt obligations and other similar securitization structures. The updated guidance eliminates the scope exception for bifurcation of embedded credit derivatives in interests in securitized financial assets, unless they are created solely by subordination of one financial instrument to another. Little guidance has been provided regarding how interests in securitized financial assets should be bifurcated. This guidance allows entities to elect the fair value option for any beneficial interest in securitized financial assets upon adoption. This guidance is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first quarter beginning after issuance of this guidance. We will adopt this guidance in the first quarter of fiscal 2011 and are currently evaluating the impact, if any, the guidance will have on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09—Subsequent Events (Topic 855)—Amendments to Certain Recognition and Disclosure Requirements. The FASB has amended its guidance on subsequent events to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. This change alleviates potential conflicts with current SEC guidance. The amended guidance also clarifies that an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market must evaluate subsequent events through the date of issuance of its financial statements and must disclose such date. This guidance is effective upon issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim and annual periods ending after June 15, 2010. This guidance was effective for us beginning in the third quarter of fiscal 2010 and did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06—Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. This guidance provides amendments to Subtopic 820-10 that requires new disclosures as follows: (1) the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers should be disclosed; and (2) information about purchases, sales, issuances and settlements should be separately presented in Level 3. This guidance also clarifies existing disclosures under Subtopic 820-10 as follows: (1) a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) disclosures about inputs and valuation techniques are required for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. This guidance was effective for us beginning in the third quarter of fiscal 2010 and did not have a material impact on our consolidated financial statements.

In December 2009, the FASB issued Accounting Standards Update No. 2009-17, Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. The amendments in this guidance are the result of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), codified in FASB ASC topic 810, Consolidations. This guidance is effective for fiscal years beginning after November 15, 2009. We will adopt this guidance in fiscal 2011 and are currently evaluating the impact, if any, it will have on our consolidated financial statements.

In December 2009, the FASB issued Accounting Standards Update No. 2009-16, Transfers and Servicing (Topic 860—Accounting for Transfers of Financial Assets. The amendments in this guidance to are the result of

FASB Statement No. 166, Accounting for Transfers of Financial Assets, codified in FASB ASC topic 860, Transfers and Servicing. This guidance is effective for fiscal years beginning after November 15, 2009. We will adopt this guidance in fiscal 2011 and are currently evaluating the impact, if any, it will have on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-14, Software (Topic 985)—Certain Revenue Arrangements That Include Software Elements (a consensus of the FASB Emerging Issues Task Force). This guidance amends FASB ASC Subtopic 985-605, Software—Revenue Recognition (“ASC 985-605”), such that tangible products containing both software and non-software components that function together to deliver the tangible product’s essential functionality, are no longer within the scope of ASC 985-605. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. This guidance will become effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. We will adopt this guidance in fiscal 2011 and are currently evaluating the impact, if any, it will have on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force), which amends FASB ASC Subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements. This guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This guidance replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. This guidance also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, this guidance requires expanded disclosures. This guidance will become effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. We will adopt this guidance in fiscal 2011 and are currently evaluating the impact, if any, it will have on our consolidated financial statements.

BUSINESS

Overview

We provide precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products such as optical communication components, modules and sub-systems. We offer a broad range of advanced optical capabilities across the entire manufacturing process, including process engineering, design for manufacturability, supply chain management, manufacturing, final assembly and test. We focus primarily on low-volume production of a wide variety of products, which we refer to as “low-volume, high-mix”. Based on our experiences with, and feedback from, customers, we believe we are a global leader in providing these services to the optical communications market.

We have also expanded our customer base to include companies in other similarly complex industries that require advanced precision manufacturing capabilities, such as industrial lasers and sensors. Our customers in these industries support a growing number of end-markets, including semiconductor processing, biotechnology, metrology, material processing, auto safety and medical devices. Our revenues from lasers, sensors and other markets as a percentage of total revenues have increased from 9.2% for the quarter ended March 27, 2009 to 20.3% for the quarter ended March 26, 2010.

Our customers include four of the six largest optical communications components companies worldwide in terms of revenue for the twelve months ended September 30, 2009, according to Ovum-RHK, a market research firm. Our diverse customer base includes EMCORE Corporation, Finisar Corporation, JDS Uniphase Corporation, Oclaro, Inc., and Opnext, Inc., all of which represent significant portions of our revenues. In addition, our customer base includes customers such as Coherent, Inc. and Newport Corporation, for whom we only manufacture industrial lasers, and Infinera Corporation, a provider of communications systems to network carriers, each of which represent large and growing end-markets that we view as important areas for our future growth.

In many cases, we are the sole outsourced manufacturing partner used by our customers for the products that we produce for them. The products that we manufacture for our OEM customers include:

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selective switching products, such as reconfigurable optical add-drop modules (ROADMs), and optical amplifiers that collectively enable network managers to route signals through fiber traffic at various wavelengths and over various distances;

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tunable transponders and transceivers that eliminate, at a significant cost savings, the need to stock individual fixed wavelength transponders and transceivers used in voice and data communications networks;

•	active optical cables providing high-speed interconnect capabilities for data centers and computing clusters, as well as Infiniband, Ethernet, fiber channel and optical backplane connectivity;

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solid state, diode-pumped and gas lasers (collectively referred to as “industrial lasers”) used across a broad array of industries, including semiconductor processing (wafer inspection, wafer dicing, wafer scribing), biotechnology (DNA sequencing, flow cytometry, hematology, antibody detection), metrology (instrumentation, calibration, inspection), and material processing (photo processing, textile cutting, annealing, marking, engraving); and

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sensors, including anesthesia gas monitors that are used in medical equipment, differential pressure sensors and stabilization sensors that are used in automobiles for emission control and vehicle stability, and measurement and positioning sensors that are used in laser meters and level meters for the construction and surveying industries.

We also design and fabricate application-specific crystals, prisms, mirrors, laser components and substrates (collectively referred to as “customized optics”) and other custom and standard borosilicate, clear fused quartz, and synthetic fused silica glass products (collectively referred to as “customized glass”). We incorporate our customized optics and glass into many of the products we manufacture for our OEM customers, and we also sell customized optics and glass in the merchant market.

We believe we offer differentiated manufacturing services through our optical and electro-mechanical process technologies and our strategic alignment with our customers. Our dedicated process and design engineers, who have a deep knowledge in materials sciences and physics, are able to tailor our service offerings to accommodate our customers’ most complex engineering assignments. Our range of capabilities, from the design of customized optics and glass through process engineering and testing of finished assemblies, provides us with a knowledge base that we believe often leads to improvements in our customers’ product development cycles, manufacturing cycle times, quality and reliability, manufacturing yields and end product costs. We offer an efficient, technologically advanced and flexible manufacturing infrastructure designed to enable the scale production of low-volume, high-mix products, as well as high-volume products. We often provide a “factory-within-a-factory” manufacturing environment to protect our customers’ intellectual property by segregating certain key employees and manufacturing space from the resources we use for other customers. We also provide our customers with a customized software platform to monitor all aspects of the manufacturing process, enabling our customers to remotely access our databases to monitor yields, inventory positions, work-in-progress status and vendor quality data. We believe there is no other manufacturing services provider with a similar breadth and depth of optical and electro-mechanical engineering and process technology capabilities that does not directly compete with its customers in their end-markets. As a result, we believe we are more closely aligned and better able to develop long-term relationships with our customers than our competitors.

We began operations in January 2000 through the acquisition of a precision mechanical and electro-mechanical manufacturing site in Thailand from Seagate Technology, or Seagate. Our founder, chief executive officer, president and chairman of the board of directors, Mr. Tom Mitchell, was a co-founder of Seagate and believed that the precision electro-mechanical engineering and manufacturing skill-sets required in the hard disk drive industry could be repurposed to improve the efficiency and quality of the manufacturing processes in the optics industry. We manufactured hard disk drives for Seagate from our inception until approximately August 2004. We generated our first revenues from optical communications components in July 2000, and substantially all of our revenues were derived from manufacturing such components by August 2004. In fiscal 2005, we scaled production of our first customer in the sensors market and further diversified our capabilities by adding customized optics and glass fabrication services through our acquisition of businesses and facilities in the PRC (CASIX) and New Jersey (Vitrocom). In fiscal 2008, we scaled production of our first significant customers in the industrial lasers market.

We have been consistently profitable since our inception, achieving 41 consecutive quarters of profitable operations. Over our last five fiscal years, despite the 13.7% decline in our revenues from fiscal 2008 to fiscal 2009, our total revenues increased from $202.0 million in fiscal 2005 to $441.1 million in fiscal 2009, representing a compound annual growth rate of 21.6%. Our gross profit margin increased from 5.6% in fiscal 2005 to 13.2% in fiscal 2009, while our operating income as a percentage of revenues increased from 2.4% in fiscal 2005 to 7.6% in fiscal 2009.

As of March 26, 2010, our facilities comprised approximately 1,100,000 total square feet, including approximately 168,000 square feet of office space and approximately 932,000 square feet devoted to manufacturing and related activities, of which approximately 290,000 square feet were clean room facilities. Of the aggregate square footage of our facilities, approximately 832,000 square feet are located in Thailand and the balance is located in the PRC and the U.S.

Industry Background

Optical Communications

Since 2001, most optical communications OEMs have reduced manufacturing capacity and transitioned to a low-cost and more efficient manufacturing base. By outsourcing production to third parties, these vendors are better able to concentrate on what they believe are their core strengths, such as research and development, and sales and marketing. Outsourcing production often allows these vendors to reduce product costs, achieve accelerated time-to-market and time-to-volume production and access advanced process design and manufacturing technologies. The principal barrier to the trend towards outsourcing in the optics industry has been the shortage of third-party manufacturing partners with the necessary optical process capabilities and robust intellectual property protection.

Demand for optical communications components and modules is influenced by the level and rate of development of optical communications infrastructure and carrier and enterprise network expansion. According to Ovum-RHK, annual sales for the global optical communications components and modules market are expected to increase from approximately $3.1 billion in 2009 to approximately $5.2 billion in 2014, representing a compound annual growth rate of 12.7%. The increase in carrier demand for optical communications network equipment is a direct result of higher network utilization and increased demand for bandwidth capacity. The increases in network traffic volumes have been driven by increasing demand for voice, data and video delivered over internet protocol, or IP, networks.

Industrial Lasers and Sensors

The optical and electro-mechanical process technologies used in the optical communications market also have applications in other similarly complex end-markets such as industrial lasers and sensors that require advanced precision manufacturing capabilities. These markets are substantially larger than the optical communications components market. For example, according to the Optoelectronics Industry Development Association, the diode and non-diode lasers market is expected to increase from approximately $8.3 billion in 2009 to approximately $10.3 billion in 2013, representing a compound annual growth rate of over 5.5%. Moreover, according to Frost & Sullivan, a business research and consulting firm, the total sensors market is expected to increase from approximately $44.1 billion in 2008 to approximately $69.2 billion in 2013, representing a compound annual growth rate of 11.9%. This growth in the industrial lasers and sensors markets is expected to be driven by demand for:

•	industrial laser applications across a growing number of end-markets, particularly in semiconductor processing, biotechnology, metrology and material processing;

•	precision, non-contact and low power requirement sensors, particularly in auto safety, medical and industrial end-markets; and

•	lower cost products used on both enterprise and consumer levels.

Outsourcing of production by industrial laser and sensor OEMs has historically been limited. We believe industrial laser and sensor OEMs are increasingly recognizing the benefits of outsourcing that OEMs in other industries, such as optical communications, have been able to achieve.

Our Competitive Strengths

We believe we have succeeded in providing differentiated services to the optical communications, industrial lasers and sensors industries due to our long-term focus on optical and electro-mechanical process technologies, strategic alignment with our customers and our commitment to total customer satisfaction. More specifically, our key competitive strengths include:

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Advanced Optical and Electro-Mechanical Manufacturing Technologies: We have assembled an engineering team with over 500 employees as of March 26, 2010, many of whom have advanced degrees in areas such as materials science, physics, mechanical engineering and industrial engineering. We use specialized manufacturing techniques and process technologies, requiring substantial time and resources to master. We believe that our optical and electro-mechanical process technologies and capabilities, coupled with our customized optics and glass technologies, provide us with a key competitive advantage. These technologies include:

•	advanced optical and precision packaging;

•	reliability and environmental testing;

•	optical and mechanical material and process analysis;

•	precision optical fiber and electro-mechanical assembly;

•	fiber metallization and lensing;

•	fiber handling and fiber alignment;

•	crystal growth and processing;

•	glass drawing; and

•	optical coating.

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Efficient, Flexible and Low Cost Process Engineering and Manufacturing Platform: We enable our customers to transition their production to an efficient and flexible manufacturing platform that is specialized for the production of optics and similarly complex products and is located in a low-cost geography. We believe our advanced manufacturing technologies, coupled with our broad engineering capabilities, give us the ability to identify opportunities to improve our customers’ manufacturing processes and provide meaningful production cost benefits. We continuously employ lean manufacturing and sustainable manufacturing principles to reduce waste throughout our processes, as well as statistical analysis and closed-loop failure analysis to reduce defects. Through the use of these and other processes, we are able to reduce or eliminate non-value added process steps, reduce cycle times, improve production yields and reduce production costs. We have also developed a series of customized software tools that we believe provide us with a specialized ability to manage the unique aspects of low-volume, high-mix production. We use these software tools to accommodate changes to production schedules, accurately control inventory procurement and quickly react to changes in forecasted demand. Our customers use these tools to remotely monitor yields, inventory positions, work-in-progress status and vendor quality data.

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Customizable Factory-Within-a-Factory Production Environment: We offer our customers exclusive engineering teams and manufacturing space for production. We call this concept of segregating production by customer a “factory-within-a-factory.” We believe our approach enhances intellectual property protection and provides greater opportunities to reduce cost and improve time to market of our customers’ products through:

•	customizable production environments to meet our customers’ varying requirements for clean room specifications, humidity, temperature control and other environmental elements;

•	customizable production lines to meet our customers’ unique equipment and assembly requirements; and

•	scalable capacity to react with greater flexibility to changes in customer demand.

We integrate our personnel and services with our customers’ research and development and supply chain management teams to provide a virtual in-house manufacturing platform, enabling many of our customers to exit manufacturing completely by maintaining strong collaboration with our dedicated engineering and manufacturing teams. In this way, our customers continue to enjoy the strategic benefits of in-house manufacturing, while realizing the yield improvements, process optimization, supply chain management and other benefits of an engineering and manufacturing partner offering a single point of contact for total outsourced assembly.

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Vertical Integration Targeting Customized Optics and Glass: We believe our capabilities in the design and fabrication of high-value customized optics and glass are complementary to our manufacturing services. Specifically, these capabilities enable us to strategically align our business to our customers’ needs by streamlining our customers’ product development process and reducing the number of suppliers in our customers’ manufacturing supply chains. Also, we use these customized optics and glass products in certain of the components, modules and subsystems we manufacture, which enables us to shorten time to market and reduce the cost for our customers. We believe this level of vertical integration positions us to capitalize on further opportunities to cross-sell our design and fabrication capabilities.

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Management Team with a Demonstrated Track Record of Financial and Strategic Execution: We have a seasoned management team with extensive experience across a number of industries relevant to our operations. Under the leadership of our management team, we have achieved 41 consecutive quarters of profitable operations since our founding in 2000 and have developed a significant customer base in the optics industry, particularly with optical communications components OEMs. In addition, we have recently expanded our customer base into other related end-markets such as industrial lasers and sensors that similarly require advanced precision manufacturing capabilities. We have established a strong track record of intellectual property protection and close strategic cooperation with our customers. We have successfully integrated several acquisitions that have strengthened our optical manufacturing process capabilities and expanded our services to include customized optics and glass. In addition, we believe our management’s ability to attract, develop and retain key employees leads to optimized employee performance and job satisfaction. As a result of our ability to implement and execute practices that support our business strategies and develop strong employment relationships, we have been recognized twice by Hewitt Associates as among the “Top 10 Employers in Thailand,” an independently administered bi-annual survey.

Our Growth Strategy

The key elements of our growth strategy are to:

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Strengthen Our Presence in the Optical Communications Market: We believe we are a leader in manufacturing products in the optical communications market. The optical communications market is growing rapidly, driven by the growth in demand for network bandwidth. We believe this trend will continue to increase the demand for the products that we manufacture. Additionally, optics companies continue to further outsource their manufacturing in order to focus on core research and development of new products, and access advanced process design and manufacturing technologies. We believe we are well-positioned to capture the growing market for outsourced production of optical communications components based on our breadth of optical process capabilities. Additionally, we continue to invest resources in advanced process technologies to support the manufacture of the next generation of complex optical products.

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Leverage Our Technology and Manufacturing Capabilities to Continue to Diversify Our End-Markets: We intend to use our technological strengths in precision optical and electro-mechanical manufacturing to continue our diversification into industrial lasers, sensors and other select markets that require similar capabilities. Our strategy to continue our diversification into other end markets is as follows:

Continue Diversification into the Industrial Lasers and Sensor Markets: We believe our process technologies and cost-effective, high-mix, flexible manufacturing platform enable us to effectively compete in these large and growing end-markets. These markets have similar manufacturing requirements and use similar core technologies to those used in optical communications. We believe that outsourcing in these markets historically has been limited due to the lack of companies like ours with acceptable market-specific technological capabilities to address specialty optics and other complex products.

Diversify into Other Markets That Require Precision Electro-Mechanical Manufacturing: While providing precision manufacturing services for optics end-markets remains our core focus, we also intend to target markets outside the optics industry, such as medical devices, aeronautics and automotive devices, that require precision electro-mechanical process technologies for complex products.

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Continue to Extend Our Customized Optics and Glass Vertical Integration: We will continue to extend our vertical integration into customized optics and glass in order to gain greater access to key components used in the complex products we manufacture as well as to continue our diversification into new markets. The market for optics and glass varies from high-volume, low-margin products, such as those for consumer applications, to low-volume, customized optics and glass that command higher margins. We believe our customized optics and glass capabilities are highly complementary to our optical and electro-mechanical manufacturing services, and we intend to continue to market these products to our existing manufacturing services customers. In addition, we intend to continue our focus on customized optics and glass through further investment into research and development, as well as through potential acquisitions in what remains a highly fragmented market.

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Broaden Our Client Base Geographically: Our manufacturing services are incorporated into products that are distributed in markets worldwide, but we intend to further build out our client base in strategic regions. In fiscal year 2009, we generated $271 million of our revenues in North America, while only generating $151 million in Asia-Pacific and $19 million in Europe. We intend to focus on expanding our client base in Europe and Asia-Pacific, particularly Japan. We believe these regions have a large and robust optics market and would benefit from our precision optical and electromechanical manufacturing services. We intend to leverage our capabilities and track record in optical communications, industrial lasers and sensors to target optics and non-optics related customers in these regions.

Service Offerings

We offer integrated precision optical, electro-mechanical and electronic manufacturing services and customized optics and glass fabrication services for our OEM customers.

Precision Optical, Electro-Mechanical and Electronic Manufacturing Services

Process Engineering and Design for Manufacturability

We analyze our customer’s product designs for cost and manufacturability improvements. We perform detailed design for manufacturability studies and design of experiments to assist in optimizing a product’s design for the lowest cost possible without compromising the quality specifications of form, fit and function. In the case of a new product design, we may assist in assembling one or more prototype products using the same production line and the same engineering and manufacturing teams that would be used for product qualification and volume production. We often transfer production from a customer’s internal prototype or production lines to our own facilities, requiring a copy-exact: the set up of a production process identical to the one used by our customer to minimize the number of variables and expedite qualification.

Qualifications

Production line and environmental qualifications require a variety of process engineering and technical skills, and the use of specialized equipment. Many of the products that we produce for our customers require extensive environmental and reliability qualification involving, in some cases, a three to six months or longer duration prior to volume production. The qualification phase may include a customer’s certification of a production line or process and one or a series of qualification tests for mechanical integrity and environmental endurance as specified by an industry standards organization, such as Telcordia for telecommunication equipment. For example, optical modules used in undersea network systems may be required to withstand high and low temperature storage (exposing test units to certain constant temperatures for up to 2,000 hours); temperature cycling (exposing test units to up to 200 cycles of continuous changes in temperature from subzero through 85 degrees celsius); damp heat (exposing test units to a constant level of humidity and temperature for up to 2,000 consecutive hours); thermal and mechanical shocks (sudden environment or physical disruption to the units); and mechanical vibration testing, all of which we are able to administer at our facilities in Thailand.

Certain products may require any number of other qualifications. For example, fiber connections known as fiber pigtails may be required to pass a fiber pull test, where tension and resistance are applied to the fiber connection to determine if the fiber is able to endure a specified minimum amount of force without breaking. Certain products may, by specification, be required to be delivered in a vacuum sealed, or hermetically sealed, package. These packages may require hermeticity tests, which include residual gas analysis (analysis of the gas inside the package to identify gases, vapor and residual that can cause corrosion) and gross and fine leak tests.

Continuous Improvement and Optimization

Once we have completed the qualification phase and stabilized production yields, we shift our focus to cost and quality optimization. This requires a close working relationship with our customer to optimize processes and identify alternative sources for materials to improve efficiency, yields and cost. Design and process improvements may include reducing the number of parts, simplifying the assembly process, eliminating non-value add operations, using standard materials and optimizing manufacturing lines.

Supply Chain and Inventory Management

Our expertise in supply chain and materials management often allows us to further reduce costs and cycle times for our customers. Our procurement and materials management services include planning, purchasing, expediting, warehousing and financing materials from thousands of suppliers and are generally governed by our customer agreements. We have created a proprietary set of automated manufacturing resources planning tools to manage our inventory. We have also implemented inventory management strategies with some suppliers that enable us to use inventory on an as-needed basis and provide on-site stocking programs.

Quality Control

We believe the integration of our manufacturing and test controls, quality systems, and software platforms contribute significantly to our ability to deliver high-quality products on a consistent basis and reduce the risk that we will be required to replace defective products. Our manufacturing execution system (MES) is directly integrated with our test system and enterprise resource planning (ERP) database allowing us to respond to any process deviations in real time. We work with customers to develop product-specific test strategies. We also provide a variety of test management services, including material and process testing and reliability testing. In addition to providing yield, manufacturing data tracking and other information, our data tracking system also performs process route checking to ensure that the products follow all correct process steps, and the test results meet all the specified criteria. Our test capabilities include traditional printed-circuit board assembly (PCBA) testing, mechanical testing and optical testing, which includes parametric testing, such as insertion loss, return loss and extinction ratio, and functional testing (e.g., bit error ratio).

Customized Optics and Glass Fabrication

We design and fabricate our own customized optics and glass, which are core components of the higher level assemblies that we manufacture for our customers. Our fabrication facilities are located in Fuzhou, China and New Jersey. Our customized optics and glass products include the following:

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Fiber Optic Ferrules and Alignment Sleeves; Fiber Optic Substrates; Glass Tubings, Capillaries and Rods: These single bore and multi-bore products, in various shapes and dimensions, are used principally in optical communications, medical and industrial applications.

•	Laser Optics: Includes crystals (such as YVO4, Nd: YVO4, Cr: YAG, LiNbO3 and BBO) used in laser applications.

•	Storage Optics: Includes mirrors, polarizing beam splitters, or PBS, and waveplates incorporated into optical storage products.

•	Surveying Optics: Includes penta prisms, corner cubes, and PBS penta prisms incorporated into precision surveying products.

•	Telecom Optics: Includes C-lens, waveplates, prisms and YVO4 crystals used for telecommunications applications.

•	Telecommunication Subassemblies: Includes fiber tube assemblies and collimators used in many fiber optic components such as isolators, circulators, optical switches and three-port filters.

Technology

Based on our experiences with customers and our qualitative assessment of our capabilities, we believe we provide a broader array of process technologies to the optics industry than any other manufacturing services provider. We have developed, and continue to develop, a number of these process technologies internally, independent of any specific customer requirements, and license these technologies to our customers on a royalty-free basis as we apply them to their products. We also develop process technologies for specific customers’ products and transfer ownership of those process technologies to the customer.

We continue to invest in customized optics and glass technology including in the areas of crystal growth, crystal and glass processing, optical coating, optical assemblies and glass drawing. We also intend to continue to increase our process engineering capabilities and manufacturing technologies to extend our product portfolio and continue to gain market share in the optics industry.

Our internally developed and licensed technologies include the following:

•

Advanced Optical Packaging: We have extensive experience in developing manufacturing processes and performing value engineering to improve our customers’ product performance, quality, reliability and manufacturing yields. In many cases, we partner with our customers to develop custom manufacturing solutions for their optics products.

•

Reliability Testing: Our reliability laboratory enables us to test the degree to which our results and specifications conform to our customers’ requirements. Through the reliability laboratory, we are able to perform most of the tests required by industry standards, including damp heat, thermal aging, thermal shock, temperature cycling, shock and vibration, accelerated life testing and stress screening. The reliability laboratory is critical to verification of root cause failure analysis.

•

Optical and Mechanical Material and Process Analysis: Our in-house material and process laboratory analyzes materials to support incoming inspection, process development, process monitoring, failure analysis and verification of compliance with the applicable environmental standards.

•

Precision Optical Fiber and Electro-mechanical Assembly: We have extensive experience in precision optical and electro-mechanical assemblies in clean room environments, clean room control discipline, cleaning technologies and electro-static discharge (ESD) protection.

•

Fiber Metallization and Lensing: We use our fiber metallization and fiber lensing capabilities to assist our customers in packaging their products. Many optical component package designs require metallized fiber and some designs also require lensing at the tip of the fiber. We have in-house capabilities that enable us to produce these products at a low cost, with short lead times and high quality.

•

Fiber Handling and Fiber Alignment: The technique with which optical fiber is handled can have a significant impact on the functionality and reliability of optics products due to the risk of damage or flaws introduced to the fiber surface or micro-cracks to the core of the fiber, which may impact alignment or signal quality, among other things. We have implemented a number of techniques to avoid stressing or otherwise damaging fiber during stripping, cleaving and connectorization and to achieve optimal alignment of fiber in these processes.

•

Optical Testing: We have the capability to perform parametric and functional tests for a wide variety of optical devices. In many cases, we are also able to help our customers develop their own proprietary software and test fixtures.

•

Crystal Growth and Processing: Our crystal growth technology produces non-linear optical crystals and crystals used in laser applications. Our processing capabilities include dicing, grinding, polishing and inspection with high dimension, tolerance and surface quality.

•

Glass Drawing: We have developed the specialized capabilities necessary to draw precision structures within tight tolerances using borosilicate, clear fused quartz and synthetic fused silica glass. Using these processes, we produce customized rectangular and circular glass tubes and rods in various configurations and with multiple bores that are accurately drawn in precise locations within the tubing. These tubes can be sliced into thin wafers for use in various applications, such as ultra-filtration of bacteria, micro-organism counting, and identification of organisms and substances. These tubes can also be cut into larger lengths to produce ferrules and sleeves for use in fiber optic communications components.

•

Optical Coating: We provide a wide variety of coating from simple single layer anti-reflection coatings to complex multi-layer stacks. The types of coating we provide include anti-reflection, partial reflection and high reflection.

We continuously invest in new and optimized processes to accommodate the next generation of optical devices. The capabilities we have recently added or are currently implementing include:

•	Packaging Technology

•	Optical alignment of light signals between components and fibers at +/- 1 micron

•	Die placement on a housing or other surface at +/- 10 micron (in development to reach +/- 7 microns and +/- 5 microns)

•	Pad pitch wire bond at 60 microns (in development to reach 50 microns and 42 microns)

•	Pad size minimum 55 microns (in development to reach 45 microns and 37 microns)

•	Gold/aluminum thin wire bonding (in development to add copper wire, thick wire and ribbons)

•	Coating Technology

•	Reflectivity to 99.9% (in development to reach 99.99%)

•	Laser Defect Threshold to 5J/cm2 (in development to reach 25J/cm2)

•	Coating thickness up to 7 micron (in development to reach 25 micron)

•	PCBA Technology

•	01005 process qualification

•	Halogen-free processes (in development)

•	Package on Package, or PoP, process (in development)

We believe many of these manufacturing processes and technologies will be key to developing and commercializing the next generation of optical devices, which may include multi-function passive optics and photonic integrated circuits (which are devices, such as optical line transmitters, that incorporate various optical components and modules into a packaged chip), receivers integrated with an optical amplifier, and optical active cabling. We also anticipate our customers will continue to desire our vertically integrated capabilities, designing customized optics and glass to be incorporated into optical components, modules and complete network or laser systems.

Customers, Sales and Marketing

Our customers include four of the six largest optical communications components companies worldwide in terms of revenue for the twelve months ended September 30, 2009, according to Ovum-RHK. Our diverse customer base includes Coherent, Inc., EMCORE Corporation, Finisar Corporation, Infinera Corporation, JDS Uniphase Corporation, Newport Corporation, Oclaro, Inc., and Opnext, Inc.

The optical communications market we serve is highly concentrated. Therefore, we expect that the majority of our total revenues will continue to come from a limited number of customers. During the nine months ended March 26, 2010 and fiscal 2009, we had five customers that each contributed 10% or more of our total revenues. These customers together accounted for 68% and 82% of our total revenues during the nine months ended March 26, 2010 and fiscal 2009, respectively.

The production of optics devices is characterized by a lengthy qualification process. In particular, the qualification and field testing of the products that we produce for our customers may take three to six months or longer to complete. Generally, we must qualify our production process with our customers, and the products that we manufacture must also meet the product quality requirements of our customers’ customers. While most of our customers do not purchase our services until they qualify the services and satisfactorily complete factory audits and vendor evaluations, we produce a test run of their products to demonstrate that the products that we produce will meet their qualification standards in advance of receiving an order. As part of this process, our engineers work closely with the customer’s design and procurement teams. We believe that the rigorous product transfer and qualification processes, and the close relationships that we develop with our customers during those processes, results in greater visibility into product life cycles and longer-term customer engagements.

Our operations and business development staff manage customer relationships, new product introductions, product roadmaps and competitive analysis. We maintain a worldwide sales and marketing staff of approximately 12 employees who have regional responsibility for customer development. We have initiated an effort to expand our sales staff in Europe and Asia.

Backlog

We are substantially dependent on orders we receive and fill on a short-term basis. Although we often receive a 12-month forecast from our customers, our customer contracts do not provide any assurance of future sales, and sales are typically made pursuant to individual purchase orders that have short lead times and are subject to revision or cancellation. Because of the possibility of changes in delivery or acceptance schedules, cancellations of orders, returns or price reductions, we do not believe that backlog is a reliable indicator of our future revenues.

Suppliers of Raw Materials

Our manufacturing operations use a wide variety of optical, semiconductor, mechanical and electronic components, assemblies and raw materials. We generally do not maintain long-term guaranteed supply agreements with any of our suppliers, and instead purchase materials through standard purchase orders. We rely on sole-source suppliers for a number of critical materials to manufacture our customers’ products. Some of these sole-source suppliers are small businesses lacking financial resources or a track record, which presents risks to us based on those suppliers’ financial health and reliability, which we continually monitor. We have historically experienced supply shortages for various reasons, including reduced yields by our suppliers, which have prevented us from manufacturing products for our customers in a timely manner. While we continually undertake programs to ensure the long-term availability of raw materials, there can be no assurance that we will be successful in doing so or that we will not be subject to future supply constraints.

Quality

We have an extensive quality management system that focuses on continual process improvement and achieving high levels of customer satisfaction. We employ a variety of enhanced statistical engineering techniques and other tools to improve product and service quality. In addition, we generally offer a warranty ranging from one to five years on the products that we assemble. Generally, this warranty is limited to our workmanship and our liability is capped at the price of the product.

Our quality management systems help to ensure that the products we provide to our customers meet or exceed industry standards. We maintain the following certifications: ISO 9001:2000 for Manufacturing Quality Systems, ISO 14001 for Environmental Quality Systems, TL9000 for Telecommunications Industry Quality Certification, TS16949:2002 for Automotive Industry Quality Certification, ISO 13485:2003 for Medical Devices, OHSAS 18001 for Health and Safety, CSR-DIW for Corporate Social Responsibility and various additional standards imposed by the FDA with respect to the manufacture of medical devices.

In addition to these standards, we are committed to the deployment of sustainable manufacturing, lean initiatives and continuous improvement throughout our company. The implementation of lean manufacturing initiatives helps improve efficiency and reduce waste in the manufacturing process in areas such as inventory on hand, set up times and floor space and the number of people required for production, while Six Sigma ensures continuous improvement by reducing process variation.

Competition

Although the manufacturing services market is highly competitive, there are significant barriers to entry in our existing and target markets, including the lengthy sales cycle, the need to demonstrate complex precision optical and electro-mechanical engineering and manufacturing capabilities to a prospective customer and the ability to protect a customer’s intellectual property.

Our overall competitive position depends upon a number of factors, including:

•	our manufacturing technologies and capacity;

•	the quality of our manufacturing processes and products;

•	our supply chain tools and data management systems;

•	our engineering and prototyping capabilities;

•	our ability to strengthen and broaden our engineering services and know-how to participate in the growth of emerging technologies;

•	our ability to deliver on-time;

•	cost; and

•	our responsiveness and flexibility.

Competitors in the market for optical manufacturing services include Benchmark Electronics, Inc., Hon Hai Precision Industry Co. Ltd, Oplink Communications, Inc., SAE Magnetics (HK) Ltd, Sanmina-SCI Corporation and Venture Corporation Limited, as well as the internal manufacturing capabilities of our customers. Our customized optics and glass operations face competition from companies such as Alps Electric Co., Ltd., Browave Corporation, Fujian Castech Crystals, Inc. and Photop Technologies, Inc.

Intellectual Property

Our success depends on our ability to protect our customers’ intellectual property. We license various technologies from our customers on a non-exclusive, royalty-free, non-transferable basis for the sole purpose of allowing us to manufacture products for those customers in accordance with their specifications. We have no rights to disclose, use or sell this licensed technology for any purpose other than as specified by the customer. The duration of these licenses is limited to the duration of the underlying supply or manufacturing agreement. To meet the demands of certain customers, we created a factory-within-a-factory manufacturing environment. Some customers, for example, demand anonymity at our facilities while other customers require biometric security measures to enter their segregated manufacturing areas.

We regard our own manufacturing process technologies and customized optics and glass designs as proprietary intellectual property. We own any process engineering technology independently developed in-house by our technical staff. As part of our manufacturing services, we grant our customers a royalty-free license to these process engineering technologies for the purpose of allowing our customers to make their products or have their products made by third parties. Any process engineering or other improvements that we develop in connection with the improvement or optimization of a process for the manufacturing of a customer’s products are immediately assigned to that customer. To protect our proprietary rights, we rely largely upon a combination of trade secrets, non-disclosure agreements and internal security systems. Historically, patents have not played a significant role in the protection of our proprietary rights. Nevertheless, we currently have a relatively small number of solely-owned and jointly-held PRC patents in various customized optic technologies with expiration dates between 2019 and 2021. We believe that both our evolving business practices and industry trends may result in the continued growth of our patent portfolio and its importance to us, particularly as we expand our business.

Environmental Regulation

We are subject to a variety of international and U.S. laws and other legal requirements relating to the use, disposal, clean-up of and human exposure to, hazardous materials. To date, such laws and regulations have not materially affected our business. We do not anticipate any material capital expenditures for environmental control facilities for the foreseeable future. While to date we are not aware of any material exposures, there can be no assurance that environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

Corporate Structure

We were organized under the laws of the Cayman Islands in August 1999 and commenced our business operations in January 2000. We have six direct and indirect subsidiaries. All of these subsidiaries, other than our Thai subsidiary, Fabrinet Co., Ltd., are wholly-owned. We own over 99.99% of Fabrinet Co., Ltd., and the remainder is owned by Mr. Mitchell and certain of his family members. We formed Fabrinet Co., Ltd. and incorporated Fabrinet USA, Inc. in 1999. We incorporated FBN New Jersey Manufacturing, Inc. and acquired Fabrinet China Holdings and CASIX, Inc. in 2005. We incorporated Fabrinet Pte. Ltd. in 2007.

As the parent company, we enter into all contracts with our customers, and have entered into various inter-company agreements with some of our subsidiaries. We have inter-company agreements with our Thai subsidiary and our New Jersey subsidiary (which is incorporated in Delaware), whereby each provides manufacturing services to us. We also have inter-company agreements with our California subsidiary to provide us with administrative services and with our Singapore subsidiary to provide us with administrative and financial services.

Employees

As of March 26, 2010, we had approximately 5,400 full-time employees located in Thailand, the PRC, the U.S. and Canada. As of March 26, 2010, we had approximately 4,300 full-time employees located in Thailand, approximately 4,140 of whom were engaged in manufacturing operations and 160 of whom were engaged in general and administration. As of March 26, 2010, we had approximately 1,040 full-time employees located in the PRC, approximately 960 of whom were engaged in manufacturing operations and 80 of whom were engaged in general and administration. As of March 26, 2010, we had approximately 40 full-time employees located in the U.S., approximately 30 of whom were engaged in manufacturing operations and 10 of whom were engaged in general and administration. Of our more than 500 technical employees, approximately 31% hold advanced degrees and approximately 4% hold doctorate degrees. None of our employees are represented by a labor union. We have not experienced any work stoppages, slowdowns or strikes. We consider our relations with our employees to be excellent. Our employees have been employed by us for an average of approximately five consecutive years.

Facilities

We have facilities located in Bangkok, Thailand, Fuzhou, China and New Jersey, USA that are devoted to administrative, engineering, production and warehouse functions, as set forth below:

Location	Year Operations Commenced	Owned/Leased	Approximate Square Footage
Chokchai Campus, Bangkok, Thailand (Buildings l and 2)	2000	Leased until April 30, 2014	227,000 square feet

Pinehurst Campus, Bangkok, Thailand (Buildings 3 and 4)	2004 (Building 3) and 2005 (Building 4)	Owned*	288,000 square feet

CASIX, Fuzhou, PRC	2005	Leased**	248,000 square feet

VitroCom, Mountain Lakes, New Jersey, USA	2005	Leased until June 30, 2013	20,000 square feet

Pinehurst Campus, Bangkok, Thailand (Building 5)	2008	Owned*	317,000 square feet

*	Although we hold title to Buildings 3, 4 and 5 at our Pinehurst campus, each of those buildings and the underlying land is encumbered by a mortgage that secures our debt obligations to TMB Bank Public Company Limited.
**	The lease periods for the buildings located at this facility expire on September 30, 2010 and September 30, 2013.

In addition to our current facilities, on June 15, 2010, we entered into an agreement to purchase land for the purpose of constructing a new facility that will be known as Building 6, which will be adjacent to our current Building 5. Building 6 is intended to be a manufacturing facility similar to Building 5 and is anticipated to be approximately 320,000 square feet. We expect to complete the purchase of the land and the construction of Building 6 by December 2011.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising in the ordinary course of our business. There are currently no material claims or actions pending or threatened against us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our directors and executive officers as of March 26, 2010:

Name	Age	Position*
Executive Officers:
David T. Mitchell	68	Chief Executive Officer, President and Chairman of the Board of Directors
Dr. Harpal Gill	56	Chief Operating Officer; Executive Vice President, Operations of Fabrinet USA, Inc. and Fabrinet Co., Ltd.
Mark J. Schwartz	43	Chief Financial Officer and Secretary; Executive Vice President of Fabrinet USA, Inc.
Nat Mani	46	Executive Vice President, Sales & Marketing of Fabrinet USA, Inc.

Non-Employee Directors:
Mark A. Christensen	51	Director
Dr. Ta-lin Hsu	67	Director
Dr. Frank H. Levinson	57	Director
Rollance E. Olson	66	Director
Dr. William J. Perry	83	Director
Virapan Pulges	48	Director

*	Unless otherwise noted, all positions are with Fabrinet.

David T. (Tom) Mitchell is our founder and has served as our chief executive officer, president and chairman of the board of directors since our inception in 2000. In 1979, Mr. Mitchell co-founded Seagate Technology, a disk drive manufacturing company. Mr. Mitchell served as the president of Seagate Technology from 1983 to 1991. From 1992 to 1995, Mr. Mitchell served as the chief operating officer of Conner Peripherals, a disk drive manufacturing company. From 1995 to 1998, Mr. Mitchell served as the chief executive officer of JTS Corp., a mobile disk drive manufacturing company. During his tenure in the data storage industry, Mr. Mitchell established manufacturing operations in Singapore, Thailand, Malaysia, the PRC and India. Mr. Mitchell earned a bachelor of science degree in economics from Montana State University.

Dr. Harpal Gill has served as our chief operating officer since March 2009, executive vice president, operations of Fabrinet Co., Ltd. since July 2007, and executive vice president, operations of Fabrinet USA, Inc. since joining us in May 2005. From July 2003 to January 2005, Dr. Gill served as vice president of engineering and then senior vice president of engineering for Maxtor Corporation, a disk drive manufacturer. From January 1999 to July 2003, Dr. Gill served as the vice president of engineering for Read Rite Corporation, a supplier of magnetic recording heads for data storage devices. From June 1996 to October 1998, Dr. Gill served as the managing director of JTS Corp., a disk drive manufacturer. Dr. Gill has also held senior management positions with Seagate Technology and Stanton Automation. Dr. Gill earned a bachelor of science degree in mechanical engineering from Brunel University and a doctor of philosophy degree in engineering from the University of Bradford.

Mark J. Schwartz has served as our chief financial officer and secretary and as executive vice president of Fabrinet USA, Inc. since March 2004. Mr. Schwartz was previously our secretary and the senior vice president, global finance of Fabrinet USA, Inc. from May 2000 to March 2004. From 1997 to May 2000, Mr. Schwartz practiced corporate law at Morgan Franich, Fredkin & Marsh in San Jose, California where he specialized in corporate finance, mergers and acquisitions and technology licensing. Mr. Schwartz earned a bachelor of business administration degree from the University of Miami and a juris doctor degree from the University of San Diego.

Nat Mani has served as executive vice president, sales & marketing of Fabrinet USA, Inc. since June 2006, as senior vice president, business development of Fabrinet USA, Inc. from 2004 to June 2006, and as vice president, business development of Fabrinet USA, Inc. from 2001 to 2004. Prior to joining us, from 1988 to 2001, Mr. Mani held management positions in strategy and business planning, sales and finance with International Business Machines Corporation, JTS Corp., Radius Inc. and Siemens. Mr. Mani earned a master’s degree in management studies from the Birla Institute of Technology and Science and a master’s degree in business administration from Tulane University.

Mark A. Christensen has served on our board of directors since 2005. Mr. Christensen has served as the president of Global Capital Management, a consulting firm to high tech companies, since he established it in February 2005. From November 2001 to January 2005, Mr. Christensen served as the vice president and director of mobile and communications sectors at Intel Capital, where he was responsible for managing Intel Capital’s wired, wireless and optical networking equity investments and merger and acquisition activities. From 1995 to 2001, Mr. Christensen served as the vice president and group general manager for the network communications group at Intel Corporation, a semiconductor manufacturing company. Prior to that, Mr. Christensen held various positions at Intel Corporation since 1982. Mr. Christensen is a member of the board of directors of Pixelworks, Inc., a publicly traded semiconductor company, and two privately-held companies, Gigle Semiconductor, Inc. and Celio Technology Corporation. Mr. Christensen earned a bachelor of science degree in industrial and manufacturing engineering from Oregon State University and a master’s degree in business administration from the University of Oregon.

Dr. Ta-lin Hsu has served on our board of directors since 2000. Dr. Hsu joined Hambrecht & Quist, an investment banking firm, as a general partner in 1985 and founded H&Q Asia Pacific, a private equity firm, in that same year. Before Hambrecht & Quist, Dr. Hsu worked at International Business Machines Corporation for 12 years. In his last position in senior management, Dr. Hsu held corporate responsibility for all of IBM’s advanced research in mass storage systems and technology. From 1971 to 1973, Dr. Hsu was a staff scientist in the material research center of Allied Chemical. Dr. Hsu plays an active role in developing investment and technology relationships between the U.S. and Asia, and holds numerous advisory positions with governmental and industry organizations. Dr. Hsu was a founding member of the Technology Review Board, which was founded to advise the Executive Yuan of Taiwan on technology matters. Dr. Hsu currently serves on the board of directors of Advanced Semiconductor Engineering, Inc. and Marvell Technology Group Ltd. Dr. Hsu also serves as an advisory board member of the Haas School of Business at the University of California, Berkeley, a member of the Council on Foreign Relations, and the Vice-Chairman of the Board of Trustees of Give2Asia. Dr. Hsu earned a bachelor of science degree in physics from the National Taiwan University, a master’s degree in electrophysics from the Polytechnic Institute of Brooklyn and a doctor of philosophy degree in electrical engineering from the University of California, Berkeley.

Dr. Frank H. Levinson has served on our board of directors since 2001. Since 2006, Dr. Levinson has served as the managing director of Small World Group, LLC, a group primarily involved in investing in and growing small companies. From August 1999 to January 2006, Dr. Levinson served as the chairman of the board of directors and chief technical officer of Finisar Corporation, a provider of fiber optic components and network performance test and monitoring systems. From 1988 to 1999, Dr. Levinson served as the chief executive officer of Finisar. From January 1986 to February 1988, Dr. Levinson served as the optical department manager at Raynet, Inc., a fiber optic systems company and, from April 1985 to December 1985, as the chief optical scientist at Raychem Corporation. From January 1984 to July 1984, Dr. Levinson was a member of the technical staff at Bellcore, a provider of services and products to the communications industry. From 1980 to 1983, Dr. Levinson served as a member of the technical staff at AT&T Bell Laboratories. Dr. Levinson earned a bachelor of science degree in mathematics and physics from Butler University and a master’s degree in astronomy and a doctor of philosophy degree in astronomy from the University of Virginia.

Rollance E. Olson has served on our board of directors since 2004. Since 1986, Mr. Olson has served as chief executive officer of Parts Depot Inc., a wholesale automotive replacement parts and supplies business in

Salem, Virginia. From 1980 to 1985, Mr. Olson served as the president of Brake Systems, Inc., and from 1973 to 1980, Mr. Olson served in various positions at Bendix Corporation, an automotive safety brake and control systems company, including as general manager of the fram/autolite division, general manager of the Bendix automotive aftermarket division and corporate staff consultant. From 1968 to 1973, Mr. Olson served as a management consultant and project leader of Booz, Allen & Hamilton, a management and technology consultant firm. Mr. Olson earned a bachelor of arts degree from the University of Minnesota.

Dr. William J. Perry has served on our board of directors since 2008. Dr. Perry is the Michael and Barbara Berberian Professor at Stanford University, with a joint appointment in the School of Engineering and the Institute for International Studies, where he is co-director of the Preventive Defense Project. His previous academic experience includes professor (half-time) at Stanford from 1988 to 1993, when he was the co-director of the Center for International Security and Arms Control. Dr. Perry also served as a part-time lecturer in the Department of Mathematics at Santa Clara University from 1971 to 1977. Dr. Perry was the nineteenth United States Secretary of Defense, serving from February 1994 to January 1997. Dr. Perry’s previous government experience was as Deputy Secretary of Defense (1993–94) and undersecretary of defense for research and engineering (1977–81). Dr. Perry’s business experience includes serving as a laboratory director for General Telephone and Electronics (1954–64); founding and serving as chief executive officer of Electromagnetic Systems Laboratory, Inc. (ESL) (1964–77); serving as executive vice-president of Hambrecht & Quist (1981–85); and founding and serving as the chairman of Technology Strategies and Alliances (1985–93). Dr. Perry serves on the board of directors of Lucent Government Systems (a subsidiary of Alcatel–Lucent), Covant Technologies, LLC, and Acuitus (a private company). Dr. Perry earned a bachelor of science degree and a master’s degree from Stanford University and a doctor of philosophy degree from Pennsylvania State University, all in mathematics.

Virapan Pulges has served on our board of directors since 2000. Since May 2005, Mr. Pulges has served as a consultant to H&Q Asia Pacific for its investments in Thailand and as a managing director of TICON Industrial Connection Public Co., Ltd., an industrial property development company. From 1990 to 2005, Mr. Pulges served as the managing director of H&Q (Thailand) Ltd., a private equity firm, where he was responsible for investments in Thailand. Prior to joining H&Q (Thailand) Ltd., from 1983 to 1989, Mr. Pulges was the assistant managing director of Thai Seri Cold Storage Co., Ltd., a frozen seafood processing and exporting company. Mr. Pulges serves as a director and the secretariat of the Thai Venture Capital Association (TVCA) and as a director and the treasurer of the Singapore-Thai Chamber of Commerce. Mr. Pulges was a founding member of TVCA in 1996 and, from 1999 to 2005, he served as a director and the president of TVCA. Mr. Pulges has also served on the boards of directors of SVI Public Co., Ltd., Thai Cane Paper Public Co., Ltd. and TICON Industrial Connection Public Co., Ltd. Mr. Pulges earned a bachelor of science degree with special honors in electrical engineering and computer science and a master’s degree in electrical engineering from the University of Colorado, Boulder.

Composition of the Board of Directors

Terms of Our Directors and Executive Officers

Our board of directors currently consists of seven directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time by our board of directors but may not consist of more than 15 directors. Our board of directors is divided into three classes of directors, each serving staggered three-year terms, as follows:

•	Class I consists of Messrs. Christensen and Olson, whose terms will expire at the annual meeting of shareholders to be held in 2010;

•	Class II consists of Dr. Levinson and Mr. Pulges, whose terms will expire at the annual meeting of shareholders to be held in 2011; and

•	Class III consists of Dr. Hsu, Mr. Mitchell and Dr. Perry, whose terms will expire at the annual meeting of shareholders to be held in 2012.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of shareholders in the year in which that term expires. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Our officers are appointed by and serve at the discretion of our board of directors.

Duties of Our Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and in what they consider to be our best interests. Our directors also have a duty to act with skill and care. In fulfilling their duty of care, our directors seek to ensure compliance with our memorandum and articles of association, as may be amended from time to time.

The functions and powers of our board of directors include, among others:

•	overall responsibility for the management of our business;

•	convening shareholders’ meetings and reporting its work to our shareholders at such meetings;

•	appointing officers and determining the term of office and compensation of officers;

•	issuing authorized but unissued shares or repurchasing our outstanding shares;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	implementing shareholders’ resolutions;

•	declaring dividends or distributions;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred at our shareholders’ meetings or under our amended and restated memorandum and articles of association.

Director Independence

Under the rules of the New York Stock Exchange, within one year of a company’s initial listing date on the New York Stock Exchange, a majority of the members of a listed company’s board of directors must be comprised of independent directors, and each member of the company’s audit, compensation and nominating and corporate governance committees must be independent as well. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if that company’s board of directors affirmatively determines that the director has no material relationship with that company, either directly or as a partner, shareholder or officer of an organization that has a relationship with that company.

In addition, following the effectiveness of this registration statement, the members of our audit committee must satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Rule 10A-3. In order to be considered to be independent for purposes of Rule 10A-3, no member of the audit committee may, other than in his capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the company or any of its subsidiaries; or (2) be an affiliated person of the company or any of its subsidiaries.

In January 2010, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Mr. Christensen, Dr. Levinson, Mr. Olson, Dr. Perry and Mr. Pulges, representing five of our seven directors, are “independent directors” as defined under the rules of the New York Stock Exchange. In addition, our board of directors determined that all of the members of our board of directors, except Mr. Mitchell and Dr. Hsu, are independent for purposes of Rule 10A-3.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee currently consists of Messrs. Christensen and Pulges. Mr. Pulges is the chairman of our audit committee. We do not currently have an “audit committee financial expert” serving on our audit committee because no member of our board of directors has the requisite experience and education to qualify as an audit committee financial expert as defined in Item 407 of Regulation S-K and our board of directors has not yet created a new director position expressly for this purpose. Our board of directors intends to consider such qualifications in future nominations to our board of directors and appointments to the audit committee.

Our audit committee will be responsible for, among other things:

•	pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

•

annually reviewing our independent auditors’ report describing (i) their internal quality-control procedures, (ii) any material issues raised by the most recent internal quality control review, or peer review, of our independent auditors and (iii) all relationships between our independent auditors and our company, in order to assess our auditors’ independence;

•	setting hiring policies for employees or former employees of our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing (and approving or rejecting) all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated under the Exchange Act;

•	reviewing and discussing the annual and quarterly financial statements with management and our independent auditors;

•	discussing with management and our independent auditors major issues regarding accounting principles and financial statements;

•	reviewing reports prepared by management or our independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls (including any significant deficiencies);

•

reviewing reports from our independent auditors regarding all critical accounting policies and practices used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between our independent auditors and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter; and

•	meeting separately, periodically, with management, our internal auditors and independent auditors.

Compensation Committee

Our compensation committee currently consists of Dr. Hsu, Dr. Levinson and Mr. Pulges. Dr. Hsu is the chairman of our compensation committee. Our board of directors has determined that all of the members of our compensation committee, except Dr. Hsu, are “independent” within the meaning of the rules of the New York Stock Exchange. In addition, our board of directors has determined that Dr. Levinson and Mr. Pulges meet the requirements of the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code, as amended.

Our compensation committee will be responsible for, among other things:

•	reviewing and determining the compensation of our chief executive officer;

•	developing, reviewing and approving our overall compensation policies and goals, including policies and forms of compensation provided to our directors and officers;

•	monitoring and reviewing matters related to succession planning for our executives officers;

•	administering our equity incentive plans; and

•	reviewing and approving the compensation discussion and analysis to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Dr. Hsu, Mr. Olson and Dr. Perry. Dr. Perry is the chairman of our nominating and corporate governance committee. Our board of directors has determined that all of the members of our nominating and corporate governance committee, except Dr. Hsu, are “independent” within the meaning of the rules of the New York Stock Exchange.

Our nominating and corporate governance committee will be responsible for, among other things:

•

assisting our board of directors in identifying prospective director nominees and selecting, or recommending that our board of directors select, the director nominees for each annual meeting of shareholders;

•	recommending to our board of directors persons to be members of each board committee;

•	developing and recommending to our board of directors a set of corporate governance principles; and

•	overseeing the annual evaluation of our board of directors and its committees and our management.

Compensation Committee Interlocks and Insider Participation

During fiscal 2009, our board of directors did not have a compensation committee or other committee performing a similar function. Mr. Mitchell, our chief executive officer, president and chairman of the board of directors, participated in deliberations of our board of directors concerning executive officer compensation other than Mr. Mitchell’s own compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

Our board of directors has adopted a financial officer code of ethics, which is applicable to our senior executives and finance group. In addition, our board of directors has adopted a code of business conduct, which is applicable to all of our directors, officers and employees. A copy of our financial officer code of ethics and our code of business conduct will be available on our website upon completion of this offering.

Employment Agreements

We and certain of our subsidiaries have entered into employment agreements or offer letters with Mr. Mitchell, Dr. Gill, Mr. Schwartz and Mr. Mani that provide the general terms and conditions of their employment. The employment agreements and offer letters provide for initial base salary, eligibility to participate in our former executive bonus plan, standard employee benefit plan participation, and recommendations for initial share option grants. In addition, the employment agreements and offer letters provide for payments and benefits upon termination of employment in specified circumstances, including following a change in control. These arrangements (including potential payments and terms) are discussed in more detail in the section “Potential Payments Upon Termination or Change in Control” below.

Fiscal 2009 Director Compensation

The following table presents information regarding the compensation paid during fiscal 2009 to individuals who were members of our board of directors at any time during fiscal 2009 and who were not also our employees. We refer to those directors as non-employee directors. The compensation paid to any director who was also one of our employees during fiscal 2009 is presented below in the fiscal 2009 Summary Compensation Table and the related explanatory tables. Such employee-directors do not receive separate compensation for service on our board of directors.

Name	Fees Earned or Paid in Cash	Option Awards(1)(2)(3)	All Other Compensation		Total
Mark Christensen	$15,000	$—	$—		$15,000
Dr. Ta-lin Hsu	—	—	—		—
Dr. Frank Levinson	—	—	—		—
Rollance Olson	15,000	—	—		15,000
Dr. William J. Perry	15,000	83,952	44,809	(4)	143,761
Virapan Pulges	—	—	—		—

(1)	Amounts shown do not reflect compensation actually received by the director. Instead the dollar value of these awards is the compensation cost associated with share options that was recognized for financial statement reporting purposes in accordance with the provisions of FASB ASC 718, but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see Note 14 to our audited consolidated financial statements, included as part of this prospectus.

(2)	The following table presents the number of outstanding options held by each of our non-employee directors as of June 26, 2009.

Director	Aggregate Number of Shares Underlying Options Outstanding
Mark Christensen	30,000
Dr. Ta-lin Hsu	—
Dr. Frank Levinson	—
Rollance Olson	30,000
Dr. William J. Perry	30,000
Virapan Pulges	—

(3)	In connection with his election to our board of directors, Dr. Perry received the following share option grant in fiscal 2009.

Grant Date	Number of Shares	Exercise Price Per Ordinary Share	Grant Date Fair Value
8/28/08	30,000	$5.50	$169,531

(4)	Represents fees paid for consulting services. The consulting agreement with Dr. Perry was terminated in January 2010.

During fiscal 2009, compensation for non-employee directors not affiliated with any of our shareholders consisted of a fee of $3,000 for each meeting of our board of directors attended in person or by telephone. Non-employee directors are also reimbursed for out-of-pocket expenses they incur serving as directors. Other than Dr. Perry, none of our directors received an annual cash retainer or any equity awards or other form of compensation for their service during fiscal 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our principal executive officer, principal financial officer, and the other individuals included in the Fiscal 2009 Summary Compensation Table below. These individuals are referred to as the “Named Officers” in this prospectus.

Executive Compensation Program Objectives and Overview

Our current executive compensation programs are intended to achieve three fundamental objectives: (i) attract, retain and motivate qualified executives; (ii) hold executives accountable for performance; and (iii) align executives’ interests with the interests of our shareholders. In structuring our current, and designing our future, executive compensation programs, we are guided by the following basic philosophies:

•	Competition. We should provide competitive compensation opportunities with respect to our industry so that we can attract, retain and motivate qualified executives.

•

Alignment with Shareholder Interests. A substantial portion of compensation should be contingent on our performance for our shareholders, to align the interests of executives with the interests of our shareholders.

As described in more detail below, the material elements of our current executive compensation programs for our Named Officers include a base salary and long-term equity incentive awards. In addition, our Named Officers may participate in our 401(k) plan and employee benefit programs on substantially the same terms as our other employees. Our Named Officers are also entitled to certain perquisites and personal benefits and, in some cases, may be entitled to severance benefits upon certain terminations of their employment with us.

We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives. The table below lists each material element of our current executive compensation program and the compensation objective or objectives that it is designed to achieve.

Compensation Element	Compensation Objectives Designed to be Achieved
Base Salary	• Attract, retain and motivate qualified executives

Perquisites and Personal Benefits	• Attract, retain and motivate qualified executives

Long-Term Equity Incentives	• Align executives’ interests with those of shareholders • Hold executives accountable for our performance • Attract, retain and motivate qualified executives

Severance and Other Benefits Upon Termination of Employment	• Attract, retain and motivate qualified executives

The individual compensation elements are intended to create a total compensation package for each Named Officer that we believe achieves our compensation objectives and provides competitive compensation opportunities. To date, Mr. Mitchell, our chief executive officer, president and chairman of the board of directors, has determined the base salary of our senior executive officers and made recommendations to our board of directors for equity incentive awards to our senior executive officers. Mr. Mitchell’s compensation is determined and approved by our board of directors, excluding Mr. Mitchell. Mr. Mitchell is the only Named Officer serving as a member of our board of directors or responsible for determining the base salary paid to our senior executive officers.

Since fiscal 2008, we have engaged Frederick W. Cook & Company, or FWC, an independent business and compensation consulting firm, to provide benchmarking and other analysis to assist our board of directors and Mr. Mitchell in determining compensation paid to our Named Officers and other senior executive officers. FWC serves at the discretion of our board of directors. In addition, we have periodically reviewed compensation data regarding total compensation of executives in comparable companies in our industry through public filings to ensure that we provide a competitive executive compensation program to retain and attract highly qualified executives. However, any review of such public information never resulted in any change to an executive’s compensation, but merely reiterated that we were within a competitive range. Other than ensuring our compensation programs were within such a competitive range, we did not use the data in making specific determinations about any of our executives’ compensation.

Following the completion of this offering, the compensation committee of our board of directors will determine the executive compensation programs for all of our Named Officers. In making its decisions, the compensation committee may retain independent compensation consultants and/or benchmark compensation paid by our peers.

Role and Authority of Our Board of Directors

Our board of directors is responsible for: (i) overseeing our policies, plans and benefits programs; (ii) evaluating and recommending Mr. Mitchell’s compensation to the independent members of our board of directors; (iii) evaluating and approving the equity compensation of our other executive officers; and (iv) overseeing the design of our 2010 Performance Incentive Plan and administering such plan for executive officers (subject to the authority of the independent members of our board of directors with respect to Mr. Mitchell’s compensation).

Role and Authority of Our Chief Executive Officer in Compensation Decisions

Mr. Mitchell annually reviews the performance of our executive officers, determines base salary levels and may make recommendations to our board of directors for equity compensation awards to executive officers. Although Mr. Mitchell may consider performance assessment and recommendations from other senior executive officers, he generally performs an independent review of each Named Officer and the other executive officers. Mr. Mitchell’s performance assessment of each executive officer generally addresses financial and non-financial objectives, the executive officer’s length of service, the executive officer’s individual performance over a given year, and competitive market data for the executive officer’s position as provided by FWC. In establishing an executive officer’s equity compensation, our board of directors may take into account Mr. Mitchell’s recommendations for that executive officer. However, our board of directors is not bound by Mr. Mitchell’s recommendations.

Role of Compensation Consultant

We engaged FWC to assist our board of directors and Mr. Mitchell in matters of executive compensation beginning in fiscal 2008. For fiscal 2008, and again for fiscal 2009, FWC was engaged to:

•	Review our executive compensation philosophy;

•	Assist us in determining the peer group of companies used in analyzing our executive compensation program for the fiscal year;

•	Update the long-term incentive and retention analysis components of our executive compensation review and broad-based equity guidelines;

•	On an annual basis, review the current executive compensation levels relative to the market and our performance and assist with recommendations relating thereto;

•	On an annual basis, assist our chief executive officer in making recommendations for equity awards for executives and employees as a whole, excluding Mr. Mitchell; and

•	Provide such other assistance as deemed necessary by our board of directors.

Peer Companies

In analyzing our executive compensation program for fiscal 2008 and fiscal 2009, FWC used a peer group of companies that were selected based on their respective businesses, revenues, market capitalization and number of employees. The peer group generally represented companies with revenues less than $2.6 billion and market capitalization less than $750 million, with businesses generally classified as either communications equipment or electronic equipment and components. The peer companies consisted of the following:

•     Benchmark Electronics, Inc.

•     Checkpoint Systems, Inc.

•     Ciena Corporation

•     Coherent, Inc.

•     Daktronics Inc.

•     Electro Scientific Industries, Inc.

•     Infinera Corporation

•     IPG Photonics Corporation

•     JDS Uniphase Corporation

•     Methode Electronics, Inc.

•     MTS Systems Corporation

•     Newport Corporation

•     Opnext, Inc.

•     Park Electromechanical Corporation

•     Plexus Corporation

•     Rofin Sinar Technologies, Inc.

•     Rogers Corporation

•     Technitrol, Inc.

•     TTM Technologies, Inc.

Data on the compensation practices of the peer companies generally was gathered through publicly available information and other data collected by FWC. Mr. Mitchell and our board of directors reviewed the data presented on each company within the peer group both individually and collectively to arrive at a final market data point for comparative purposes.

Current Executive Compensation Program Elements

Base Salaries

We review the base salary levels for our Named Officers on an annual basis. In reviewing the specific salary levels for each Named Officer, we assess the executive’s past performance and expected future contributions, as well as evaluate the recommendations provided by FWC. For fiscal 2009, Mr. Mitchell recommended, and our board of directors agreed, that base salaries of our Named Officers should be targeted at approximately the 50th to 75th percentile of our peer group. After reviewing FWC’s data and each Named Officer’s past performance and expected future contributions, Mr. Mitchell determined to make no adjustments to the base salaries for our Named Officers, except with respect to an increase in Dr. Gill’s base salary, as described below. Each Named Officer’s base salary level, including Dr. Gill’s increased base salary, was within the 50th to 75th percentile of our peer group. During fiscal 2009, Dr. Gill assumed increased responsibilities in his new role as chief operating officer when he was promoted from his previous position of executive vice president, operations. In connection with Dr. Gill’s increased responsibilities and new position, effective as of April 1, 2009, Mr. Mitchell increased Dr. Gill’s annual base salary from $400,000 to $475,000.

Future salary increases will be determined solely by the compensation committee, without any executive involvement in the final determination, after full consideration of the recommendations provided by an independent compensation consultant. The independent compensation consultant is expected to review industry practices within comparable companies and benchmark each executive’s future salary increases to be consistent with other companies within our industry and financial comparative group.

Perquisites and Personal Benefits

In addition to base salaries, we provide our Named Officers with certain perquisites and personal benefits. We believe that perquisites and personal benefits are a tax-advantaged way to provide our Named Officers with additional annual compensation that supplements their base salaries. We do not establish the value of each Named Officer’s perquisites and personal benefits in a vacuum or as some form of compensation “add on.”

Instead, we view the value of the perquisites as another component of annual compensation that is merely paid in a different form. When determining each Named Officer’s base salary, we take the value of each Named Officer’s perquisites and personal benefits into consideration.

The perquisites and personal benefits paid to each Named Officer in fiscal 2009 are reported in the “All Other Compensation” column of the Fiscal 2009 Summary Compensation Table below, and are further described in the footnotes to the Summary Compensation Table.

Following the completion of this offering, we expect the compensation committee to reevaluate, consistent with industry practice, whether it is appropriate under the executive compensation programs it establishes to continue the existing perquisites and personal benefits paid to each Named Officer.

Long-Term Equity Incentives

Our policy is that the long-term compensation of our Named Officers should be directly linked to the value provided to our shareholders. Therefore, we have historically made grants of share options to provide further incentives to our executives to increase shareholder value. We base our award grants to executives on a number of factors, including the executive’s position and total compensation package, and the executive’s contribution to the success of our financial performance. In addition, the size, frequency and type of long-term incentive grants may be determined on the basis of tax consequences of the grants to the individual and to us, and the accounting impact and potential dilution effects. Our share option grants to our Named Officers have an exercise price as determined by our board of directors. The share options also function as a retention incentive for our executives as they vest ratably over the four-year period after the date of grant. During fiscal 2009, we did not grant any share options to our Named Officers. However, in connection with Dr. Gill’s promotion in fiscal 2009 from executive vice president, operations to chief operating officer, we granted Dr. Gill 70,000 share options in the second quarter of fiscal 2010. Such share options vest ratably over four years from the date of grant.

Severance and Other Benefits Upon Termination of Employment

We and certain of our subsidiaries have entered into employment agreements or offer letters with Mr. Mitchell, Dr. Gill, Mr. Schwartz and Mr. Mani that provide for them to receive severance benefits following certain terminations of their employment with us or our subsidiaries, as applicable. We believe that severance protections can play a valuable role in attracting and retaining key executive officers. We evaluate the level of severance benefits to provide a Named Officer on a case-by-case basis. We consider these severance protections to be an important part of an executive’s compensation and consistent with competitive practices. These arrangements are consistent with our overall compensation objectives because, based on publicly filed information, we believe such arrangements are competitive with arrangements offered to senior executives by companies with whom we compete for executives and are critical to achieve our business objective of management retention. We expect that any independent compensation consultant hired by the compensation committee will review and assess the arrangements and provide us with guidance as to the competitiveness of such arrangements. In addition, the arrangements encourage executives to remain with us and provide the executives with enhanced financial security in recognition of past and future service that they provide us. The terms of these arrangements were evaluated in terms of the overall compensation packages for each executive. We structured the terms and payouts of each arrangement according to what the collective knowledge and experience of our board of directors indicated was industry standard for severance agreements at the time such arrangements were entered into. Please see “Potential Payments Upon Termination or Change in Control” below, for a description of the severance benefits our Named Officers may be entitled to receive upon termination of their employment.

Subsequent Compensation Actions

In January 2010, we adopted a new equity compensation plan, the 2010 Performance Incentive Plan, or the 2010 Plan, to be effective upon the completion of this offering, and our shareholders approved the 2010 Plan in March 2010. A brief summary of the terms of the 2010 Plan is presented below under “Incentive Compensation Plans.”

We currently do not maintain any bonus plan for our executive officers. We previously maintained the Executive Bonus Plan for our Named Officers and certain other executives that paid bonuses to participants based on a pool that represented five percent of our pre-tax profits. The percentage of each executive’s bonus was set upon his hire date and did not change unless an additional executive became a participant in the Executive Bonus Plan. Participation in the Executive Bonus Plan automatically terminated upon an executive’s termination of employment with us. Our board of directors terminated the Executive Bonus Plan in the third quarter of fiscal 2009 as our board of directors intends to design, in collaboration with an independent compensation consultant, a new executive bonus plan. We believe a bonus program will assist us in continuing to motivate our executives toward achieving our goals and to provide compensation that is competitive with our peers.

After the completion of this offering, the compensation committee intends to undertake a comprehensive review of all existing executive compensation programs, which may result in revisions to the above descriptions of our compensation structure.

Section 162(m) Policy

Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this $1 million deduction limit. As we are not currently publicly traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following this offering, the compensation committee of our board of directors will adopt a policy that, where reasonably practicable, we will seek to qualify the compensation paid to our Named Officers as performance-based compensation, as applicable, to participate in exemption from the deductibility limitations of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Fiscal 2009 Summary Compensation Table

The following table presents information regarding the total compensation of (i) our principal executive officer, (ii) our principal financial officer, (iii) our other most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of fiscal 2009, and (iv) a former executive officer for whom disclosure would have been provided pursuant to Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer at the end of fiscal 2009.

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Option Awards(2)	All Other Compensation		Total
David T. Mitchell	2009	$450,000	$653,600	$—	$328,254	(3)	$1,431,854
Chief Executive Officer, President and Chairman of the Board of Directors

Dr. Harpal S. Gill	2009	418,750	108,164	123,880	156,296	(4)	807,090
Executive Vice President, Chief Operations Officer of Fabrinet USA, Inc. and Fabrinet Co., Ltd.

Mark J. Schwartz	2009	375,000	72,110	—	47,287	(5)	494,397
Executive Vice President of Fabrinet USA, Inc., Chief Financial Officer and Secretary

Nat Mani	2009	375,000	72,110	—	38,462	(6)	485,572
Executive Vice President, Sales & Marketing of Fabrinet USA, Inc.

Dr. Teera Achariyapaopan	2009	258,616	391,988	—	328,253	(8)	978,857
Former Executive Vice President, Chief Operations Officer of Fabrinet Co., Ltd.(7)

(1)	These amounts reflect the amount allocated to each Named Officer during first and second quarters of fiscal 2009 pursuant to the then-existing Executive Bonus Plan, which represented five percent of our pre-tax profits. The percentage of each executive’s bonus was set upon his hire date and did not change unless an additional executive became a participant in the plan. The Executive Bonus Plan was terminated during the three months ended March 27, 2009, with no further participation or benefits thereafter.
(2)	Amounts shown do not reflect compensation actually received by the Named Officer. Instead the dollar value of these awards is the compensation cost associated with share options that was recognized for financial statement reporting purposes in accordance with the provisions of FASB ASC 718, but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see Note 14 to our audited consolidated financial statements, included as part of this prospectus.
(3)	This amount consists of perquisites provided primarily in connection with Mr. Mitchell’s international assignment, including: expenses related to his residence in Thailand (including rent, supplies and staff) of $178,694; automobile and other transportation expenses (including drivers, maintenance and depreciation) of $89,406; expenses for meals of $23,387; and expenses for health insurance, airfare for home leave, disability insurance, certain club membership dues, certain expenses incurred in connection with Mr. Mitchell’s home office in the U.S. and other miscellaneous expenses.
(4)	This amount consists of perquisites provided primarily in connection with Dr. Gill’s international assignment, including: a cost of living allowance and accommodation of $77,637; automobile expenses (including an auto allowance, a driver, maintenance and depreciation) of $40,316; and matching contributions to Dr. Gill’s account under our 401(k) plan, certain health insurance benefits and other miscellaneous expenses.

(5)	This amount includes a matching contribution to Mr. Schwartz’s account under our 401(k) plan, certain health insurance benefits, an auto allowance and other miscellaneous expenses.
(6)	This amount includes a matching contribution to Mr. Mani’s account under our 401(k) plan, certain health insurance benefits and an auto allowance.
(7)	Dr. Achariyapaopan left the Company in March 2009.
(8)	This amount consists of a severance payment of $259,004, payments for accrued vacation, a provident fund contribution, automobile expenses and medical expenses.

Compensation of Named Officers

The Fiscal 2009 Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our Named Officers during fiscal 2009. The primary elements of each Named Officer’s total compensation reported in the table are base salary, profit sharing bonuses, and long-term equity incentives consisting of share options. Named Officers also earned or were paid the other benefits listed in the “All Other Compensation” column of the Summary Compensation Table, as further described in the footnotes to the table.

The Fiscal 2009 Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The Outstanding Equity Awards at Fiscal 2009 Year-End and Option Exercises and Shares Vested in Fiscal 2009 tables provide further information on the Named Officers’ potential realizable value and actual value realized with respect to their equity awards. The discussion of the potential payments due upon a termination of employment or change in control that follows is intended to further explain the potential future payments that are, or may become, payable to our Named Officers under certain circumstances.

Outstanding Equity Awards at Fiscal 2009 Year-End

The following table presents information regarding the outstanding equity awards held by each Named Officer as of June 26, 2009.

	Number of Securities Underlying Unexercised Options			Option Exercise Price	Option Expiration Date(2)
Name	Exercisable(1)	Unexercisable
David T. Mitchell	—	—		$—	—
Dr. Harpal S. Gill	100,000	—		1.75	4/30/12
	60,417	39,583	(3)	3.50	12/31/13
Mark J. Schwartz	50,000	—		1.50	5/6/11
Nat Mani	25,000	—		1.50	5/6/11
Dr. Teera Achariyapaopan	—	—		—	—

(1)	All exercisable options are currently vested.
(2)	The expiration date shown is the normal expiration date and the latest date that options may be exercised. Options may terminate earlier in certain circumstances, such as in connection with a Named Officer’s termination of employment or in connection with a change in control.
(3)	This option was granted on January 1, 2007 with equal monthly vesting over 48 months, commencing with the grant date.

Option Exercises and Shares Vested in Fiscal 2009

The following table presents information regarding the exercise of share options by our Named Officers during fiscal 2009. None of our Named Officers had any share awards that vested during fiscal 2009.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
David T. Mitchell	—	$—
Dr. Harpal S. Gill	—	—
Mark J. Schwartz	—	—
Nat Mani	80,000	380,000
Dr. Teera Achariyapaopan	—	—

(1)	The dollar amounts for share options are determined by multiplying (i) the number of our ordinary shares acquired upon exercise of a share option, by (ii) the difference between the per share fair market value of our ordinary shares on the date of exercise and the exercise price of the share option.

Potential Payments Upon Termination or Change in Control

We and certain of our subsidiaries have entered into employment agreements or offer letters with Mr. Mitchell, Dr. Gill, Mr. Schwartz and Mr. Mani that provide the general terms and conditions of their employment, including payments and benefits upon termination of their employment in specified circumstances, including following a change in control.

Arrangement with Mr. Mitchell

We have entered into an employment agreement with Mr. Mitchell, pursuant to which Mr. Mitchell serves as our chief executive officer. Previously, Mr. Mitchell’s employment agreement was between Mr. Mitchell and our California subsidiary. However, when Mr. Mitchell’s written employment agreement expired on December 31, 2005, we assumed responsibility for the agreement from our California subsidiary and agreed with Mr. Mitchell to continue his employment under the terms of the agreement. Mr. Mitchell may terminate his employment with us for any reason by providing written notice 90 days in advance. We may terminate Mr. Mitchell’s employment at any time with or without notice or cause. Mr. Mitchell has agreed that, for a period of one year following the termination of his employment with us, he will not solicit our employees or independent contractors to leave our employment or intentionally interfere with our relationships with, or seek to solicit business from, our customers or clients.

If we terminate Mr. Mitchell’s employment without “cause” or he terminates his employment for “good reason,” Mr. Mitchell is entitled to receive a lump sum severance payment equal to two times his then-current annual base salary, plus accrued salary and declared but unpaid bonus and reimbursement of expenses, all subject to applicable tax withholdings. Therefore, if Mr. Mitchell’s employment had been terminated by us without “cause” or by him for “good reason” on June 26, 2009, he would have been entitled to a lump sum cash payment equal to $900,000 (which represents two times his annual base salary), plus any accrued salary and declared but unpaid bonus and reimbursement of expenses.

For purposes of Mr. Mitchell’s employment agreement, “cause” means Mr. Mitchell’s (i) commission of any felony or any crime involving moral turpitude, (ii) willful breach of his duties to us, including, but not limited to, theft from us and failure to fully disclose personal pecuniary interest in a transaction involving us, or (iii) engaging in willful misconduct, willful or gross neglect, fraud, misappropriation, or embezzlement, in each case in the performance of his duties.

For purposes of Mr. Mitchell’s employment agreement, “good reason” means (i) a material diminution during the term of the agreement in Mr. Mitchell’s office, duties, or responsibilities (including following any change in control) or (ii) a material breach by us of the agreement. However, before terminating his employment for good reason, Mr. Mitchell must provide (i) reasonable written notice to our board of directors setting forth the reasons for his intention to terminate for good reason and (ii) an opportunity for our board of directors to meet with him, together with legal counsel, and cure such reason within 15 days after receipt of such notice.

Arrangements with Dr. Gill, Mr. Schwartz and Mr. Mani

Our California and Thai subsidiaries have entered into at-will employment agreements with Dr. Gill, pursuant to which Dr. Gill serves as our California subsidiary’s senior vice president of operations and as our Thai subsidiary’s executive vice president and chief operations officer. Our California subsidiary has entered into an at-will offer letter with Mr. Schwartz, pursuant to which Mr. Schwartz serves as its senior vice president, global finance and secretary. Our California subsidiary has entered into an at-will employment agreement with Mr. Mani, pursuant to which Mr. Mani serves as its vice president of business development.

In the event Dr. Gill’s, Mr. Schwartz’s or Mr. Mani’s employment is terminated either (1) in connection with a “change in control” (whether or not for good cause) or (2) without “good cause” (without regard to whether there is a change in control), Dr. Gill, Mr. Schwartz or Mr. Mani, as applicable, is entitled to receive a lump sum severance payment equal to his then-current annual base salary, medical coverage for 12 months following his termination of employment and any earned bonus, all subject to applicable tax withholdings. If we had terminated employment with Dr. Gill in connection with a change in control or without good cause on June 26, 2009, he would have been entitled to cash severance equal to $475,000 (which represents one year of his annual base salary), plus 12 months of medical coverage and any earned bonus in effect on June 26, 2009. If we had terminated employment with Mr. Schwartz in connection with a change in control or without good cause on June 26, 2009, he would have been entitled to cash severance equal to $375,000 (which represents twelve months of his base salary), plus twelve months of medical coverage and any earned bonus in effect on June 26, 2009. If we had terminated employment with Mr. Mani in connection with a change in control or without good cause on June 26, 2009, he would have been entitled to cash severance equal to $375,000 (which represents one year of his annual base salary), plus twelve months of medical coverage and any earned bonus in effect on June 26, 2009.

For purposes of Mr. Mitchell’s, Dr. Gill’s, Mr. Schwartz’s and Mr. Mani’s employment arrangements, “change in control” includes the occurrence of (i) a change in the ownership of the Company, which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total fair market value or the total voting power of the stock of the Company. For purposes of this clause (i), if any Person is considered to own more than 50% of the Company’s total fair market value or total voting power, the acquisition of additional stock of the Company by the same Person will not be considered a change in control; or (ii) a change in the effective control of the Company which occurs (a) on the date any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company, or (b) on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a change in control; or (iii) a change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of this clause (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of Dr. Gill’s, Mr. Schwartz’s and Mr. Mani’s employment arrangements, “good cause” means (i) an act of dishonesty made in connection with their responsibilities as an employee, (ii) a conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) gross misconduct, (iv) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom they owe an obligation of nondisclosure, (v) willful breach of any obligations under any written agreement or covenant with the Company, or (vi) continued failure to perform employment duties after receipt of a written demand of performance from the Company.

Incentive Compensation Plans

As of March 26, 2010, our employees held outstanding options to purchase up to 864,909 of our ordinary shares, of which 570,135 were vested and exercisable. All of the outstanding options were granted under our 1999 Share Option Plan. The exercise prices of the outstanding options range from $1.50 per share to $5.75 per share, each exercise price set as the book value of an underlying ordinary share on the date of grant, and each option has a maximum term of seven years from the applicable date of grant.

The following sections provide more detailed information concerning our benefit plans and, with respect to our equity compensation plans, the shares that are available for future awards under these plans. Each summary below is qualified in its entirety by the full text of the relevant plan document, which (excluding the plans described under the heading “Other Benefits”) has been filed with the Securities and Exchange Commission as an exhibit to the Form S-1 Registration Statement of which this prospectus is a part and is available through the Securities and Exchange Commission’s internet site at www.sec.gov.

1999 Share Option Plan

The 1999 Plan, as amended, was adopted by our board of directors on October 1, 1999 and approved by our shareholders on May 8, 2000. The plan was last amended on February 22, 2007, and our shareholders approved the amendment on March 16, 2007. Under the 1999 Plan, we are generally authorized to grant options to purchase our ordinary shares to our employees, directors, officers and consultants and employees, officers and consultants of our subsidiaries. Options granted under the 1999 Plan are either incentive share options, within the meaning of Section 422 of the Internal Revenue Code, or nonstatutory share options. No new awards will be granted under the 1999 Plan after the consummation of this initial public offering. However, the 1999 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

We have reserved a total of 3,502,857 ordinary shares for issuance pursuant to the 1999 Plan. As of March 26, 2010, options to purchase 864,909 ordinary shares were outstanding, and 9,953 ordinary shares were available for future grant under this plan.

Our board of directors, or a committee appointed by the board, administers the 1999 Plan. Under the 1999 Plan, the administrator has the power to construe and interpret the terms of the 1999 Plan and to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

With respect to all share options granted under the 1999 Plan, the exercise price must at least be equal to the book value of our ordinary shares on the date of grant. The term of an option may not exceed seven years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term may not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other share options.

As is customary in incentive plans of this nature, the number of shares subject to outstanding options under the 1999 Plan and the exercise prices of those options are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events.

In the event we undergo a change in control, all share options then outstanding under the 1999 Plan will generally become fully vested and will terminate in exchange for the optionee’s right to receive a cash payment for each share covered by the share option equal to the amount (if any) by which the change in control price exceeds the exercise price of the share option. For purposes of the 1999 Plan, a “change in control” is generally defined as an acquisition of more than 50% of our voting securities or approval by our shareholders of a sale of substantially all of our assets or a merger or consolidation in which our shareholders do not continue to own at least 50% of the voting securities of the surviving entity after the transaction; and the “change in control price” is, as determined by our board of directors, the highest per-share fair market value or the highest per-share price paid or offered for our ordinary shares at any time during the 60-day period preceding the date of determination (or, if lower and if so determined by our board, the fair market value of an ordinary share at the time of the transaction).

In the event of our merger with another company or a sale of substantially all of our assets that constitutes a change in control, all share options then outstanding under the 1999 Plan will automatically vest, subject to the plan administrator’s authority to provide for the assumption or substitution of the share options. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of 15 days from the date of such notice. The awards will terminate upon the expiration of such stated notice period.

Unless otherwise determined by the administrator, the 1999 Plan generally does not allow for the sale or transfer of awards under the 1999 Plan other than by will or the laws of descent and distribution, and awards may be exercised only during the lifetime of the participant by such participant. However, upon the death of the participant, a share option may be exercised by the participant’s estate or by the persons who acquire rights by bequest but only to the extent a share option is vested at the time of the participant’s death.

Our board of directors may amend or terminate the 1999 Plan at any time. The 1999 Plan requires that certain amendments, to the extent necessary or desirable to comply with applicable law, be submitted to our shareholders for their approval.

2010 Performance Incentive Plan

On January 25, 2010, our board of directors adopted our 2010 Performance Incentive Plan, or 2010 Plan, to be effective upon the completion of this offering, and on March 12, 2010, our shareholders approved the 2010 Plan. The 2010 Plan will provide an additional means of compensation through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Employees, officers, directors and consultants that provide services to us or one of our subsidiaries are eligible to receive awards under the 2010 Plan.

Our board of directors, or a committee of directors appointed by the board, has the authority to administer the 2010 Plan. The administrator of the plan has broad authority to:

•	determine eligibility;

•	select eligible participants and determine the types of awards that they are to receive;

•	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

•	approve the form of award agreements;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2010 Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

•	subject to the other provisions of the 2010 Plan, make certain adjustments to an outstanding award and authorize the conversion, succession or substitution of an award;

•

allow the purchase price of an award or ordinary shares to be paid in the form of cash, check or electronic funds transfer, by the delivery of already-owned ordinary shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law; and

•	determine the fair market value of an ordinary share.

A total of 1,500,000 of our ordinary shares are authorized for issuance with respect to awards granted under the 2010 Plan, plus any shares subject to share options under the 1999 Plan outstanding as of the date the registration statement of which this prospectus is a part is declared effective that expire, are canceled or terminate after the effective date of such registration statement. Only the actual number of shares issued pursuant to an award will reduce the number of shares available for issuance under the 2010 Plan. Awards settled in cash or a form other than ordinary shares will not reduce the number of shares available for issuance under the 2010 Plan. Shares subject to awards that expire or are cancelled or terminated, forfeited, fail to vest, or are not paid or delivered under the 2010 Plan will be available for subsequent awards under the 2010 Plan. Shares exchanged or withheld by us as payment of the exercise price of awards or related tax withholding obligations will be available for subsequent awards under the 2010 Plan. As of the date of this prospectus, no awards have been granted under the 2010 Plan, and the full number of shares authorized under the 2010 Plan is available for award purposes. All of the ordinary shares authorized for issuance under the 2010 Plan may be issued as incentive share options.

Awards under the 2010 Plan may be in the form of incentive or nonqualified share options, share appreciation rights, restricted shares, shares bonuses, performance shares, share units, phantom shares, dividend equivalents and other forms of awards granted or denominated in our ordinary shares or units of our ordinary shares. Awards under the 2010 Plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers for tax or estate planning purposes.

The exercise prices of share options and the base prices of share appreciation rights granted under the 2010 Plan will not be less than the fair market value of our ordinary shares on the date of grant. Incentive share options may be granted only to our employees and must have an exercise price that is at least 110% of fair market value of our ordinary shares as to any 10% owner of our ordinary shares on the date of grant. Restricted share awards can be issued for nominal or the minimum lawful consideration. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or our ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2010 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our shareholders) will any adjustment be made to a share option or share appreciation right under the 2010 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

In the event of a merger, consolidation, sale of substantially all of our assets or any other similar transaction in which we do not survive (or do not survive as a public company in respect of our ordinary shares), each award granted under our 2010 Plan will generally become fully vested, exercisable or payable, as applicable, if the award is not assumed, substituted for or otherwise exchanged, continued or settled after the event. Each award will terminate after such event, provided that holders of options and share appreciation rights are given reasonable advance notice and reasonable opportunity to exercise their awards. However, awards and payments generally will not be accelerated if doing so will result in the non-deductibility of the awards for the Company under Internal Revenue Code Section 280G (i.e., golden parachute payments), unless such individual has entered into an agreement with the Company providing for a “gross-up” or other arrangement of golden parachute payments.

Our board of directors may amend or terminate the 2010 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to shareholders for their approval as required by applicable law or any applicable listing agency. The 2010 Plan is not exclusive—our board of directors and compensation committee may grant equity and performance incentives or other compensation, in shares or cash, under other plans or authority.

The 2010 Plan will terminate ten years after the completion of this offering. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, share appreciation rights and other rights to acquire ordinary shares under the 2010 Plan is ten years after the initial date of the award.

Other Benefits

We cover our executive officers under medical, dental, life and other welfare plans maintained by us. In general, these plans are open to substantially all of our employees. We also maintain a 401(k) plan for eligible employees in the U.S. and make certain matching contributions to employees’ accounts under the plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions since July 1, 2006 to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and in which the following persons had or will have a direct or indirect material interest:

•	any of our directors or executive officers;

•	any nominee for election as one of our directors;

•	any person or entity that beneficially owns more than five percent of our outstanding shares; or

•	any member of the immediate family of any of the foregoing persons.

We also describe below certain other transactions with our directors, executive officers and shareholders.

Relationships with JDS Uniphase Corporation

JDS Uniphase Corporation, or JDSU, owned 6.4% of our outstanding shares (fully diluted) as of March 26, 2010. We are a party to a supply agreement with JDSU under which we serve as a contract manufacturer for JDSU. In addition, we purchase certain products from JDSU in the ordinary course of our business and have in the past entered into production wind-down and transfer agreements with JDSU. In connection with these transactions, JDSU purchased certain products from us totaling approximately $51.8 million, $89.3 million, $100.1 million and $118.8 million, and we purchased certain products from JDSU totaling approximately $14.5 million, $24.9 million, $37.1 million and $39.2 million during the nine months ended March 26, 2010, fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

Relationships with Finisar Corporation

Frank H. Levinson, a member of our board of directors, was a member of the board of directors of Finisar Corporation, or Finisar, until August 2008. In June 2000, we entered into a volume supply agreement with Finisar, at rates that we believe to be market, under which we serve as a service provider for Finisar. In addition, we purchase certain products from Finisar. In connection with these transactions, Finisar made payments to us of approximately $12.6 million, $63.2 million and $72.9 million, and we made payments to Finisar of approximately $8.3 million, $37.8 million and $39.5 million during the two months ended August 29, 2008, fiscal 2008 and fiscal 2007, respectively. As of August 29, 2008, we no longer considered Finisar to be a related party.

Shareholders’ Agreement

We are a party to a Shareholders’ Agreement with Mr. Mitchell, JDSU, Asia Pacific Growth Fund III, L.P. and Shea Ventures, LLC. The Shareholders’ Agreement, as amended, provides the parties with certain voting rights, a right of first refusal on future equity issuances and certain other rights. The Shareholders’ Agreement will terminate upon the closing of this offering.

Registration Rights

Asia Pacific Growth Fund III, L.P., Mr. Mitchell (including his family trusts as further described under “Principal and Selling Shareholders”), JDSU and Shea Ventures, LLC are parties to a registration rights agreement that provides for the registration of ordinary shares that they beneficially own as of the date of this prospectus under certain circumstances.

Demand registration rights. Beginning six months after the completion of the offering, shareholders holding at least 30% of our registrable securities may, on no more than two occasions, require us to register or qualify for sale all of the registrable securities that such shareholders request to be registered. We are not obligated to effect any such registration if the anticipated aggregate offering price, net of underwriting discounts and commissions, from the sale of the registrable securities requested to be sold does not equal or exceed $5,000,000. We are also not required to effect any such registration unless the request covers the registration of at least 15% of the registrable securities then outstanding. If we are qualified to do so, holders of registrable securities may also require us, on two occasions in any 12-month period, to register their securities on Form S-3 as long as the anticipated aggregate offering price of the registrable securities to be sold, net of underwriting discounts and commissions, equals or exceeds $1,000,000.

We may delay a requested registration or qualification in certain circumstances, including to prevent premature disclosure of material nonpublic information.

Piggyback registration rights. The shareholders that are parties to the registration rights agreement also have “piggyback” rights, which require us to include their registrable securities when we register or qualify our securities. Such “piggyback” rights do not apply to registration statements relating to any employee benefit plan (so long as no ordinary shares held by Mr. Mitchell or his family trusts are included in such employee benefit plan registration statements), shares issued in an acquisition or a corporate reorganization or the offer and sale of debt securities.

Underwriters’ cutback. The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors, and may be reduced to zero in an initial public offering.

Registration expenses. We are generally required to bear all registration expenses relating to demand and “piggyback” registration rights other than underwriting discounts and commissions. However, we are not required to bear the expenses of any demand registration if the request is subsequently withdrawn by the requesting shareholders unless (i) the request is withdrawn after the requesting shareholders have learned of a material adverse change in our business or (ii) the holders of a majority of the registrable securities agree to deem such registration to have been effected as of the withdrawal date for purposes of determining whether we are obligated under the registration rights agreement to undertake any subsequent registration.

Limitations on subsequent registration rights. We may not, without the written consent of holders of at least two-thirds of the registrable securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of our company that would grant such holder rights (i) to demand the registration of our shares of capital stock or (ii) to include such shares in a registration statement that would reduce the number of shares includable by Asia Pacific Growth Fund III, L.P. or Mr. Mitchell, including his family trusts.

Indemnification. The registration rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Expiration of registration rights. The registration rights described above will terminate as to any particular shareholder when such shareholder (together with its affiliates) no longer beneficially owns any registrable securities, or upon the seven-year anniversary of the completion of this offering, whichever occurs first.

Share Option Grants

We have granted options to purchase ordinary shares to our executive officers and directors. See “Executive Compensation—Compensation Discussion and Analysis.”

Change in Control Agreements

We have entered into severance agreements with our executive officers as described in “Executive Compensation—Compensation Discussion and Analysis” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Indemnification Agreements of Officers and Directors

Our amended and restated memorandum and articles of association provide that we will indemnify each of our directors and officers to the fullest extent permitted by applicable Cayman Islands law. Further, we have entered into indemnification agreements with each of our directors and executive officers.

Other Related Party Transactions

Siriwan Kaewchansilp, the sister-in-law of Mr. Mitchell, is employed by us as Director of European Sales and Marketing. Ms. Kaewchansilp received an aggregate of approximately $155,000, $145,000 and $125,000 in annual base salary during fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Ms. Kaewchansilp held options to purchase 135,000 of our ordinary shares as of the end of fiscal 2008 and exercised all such share options in April 2009.

Policy for Approval of Related Party Transactions

With the exception of transactions in which related parties participated on the same terms as other participants that were not related parties, our board of directors reviewed and pre-approved the transactions with each related party. Following this offering, in accordance with our audit committee’s charter, our audit committee will review and pre-approve in writing any proposed related party transactions. The most significant related party transactions, particularly those involving our directors and officers, will be reviewed and pre-approved in writing by our board of directors. We will report all such material related party transactions under applicable accounting rules, federal securities laws and SEC rules and regulations. Any dealings with a related party must be conducted in such a way that does not give us or the related party preferential treatment. For purposes of these procedures, “related person” and “transaction” have the meanings contained in Item 404 of Regulation S-K.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our ordinary shares as of March 26, 2010, as adjusted to reflect the sale of ordinary shares offered in this offering, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each selling shareholder participating in this offering;

•	each of our directors;

•	each of our Named Officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated in the footnotes below, and subject to applicable community property laws, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 30,913,709 ordinary shares outstanding as of March 26, 2010, and 33,743,709 ordinary shares outstanding after completion of this offering. In computing the number of ordinary shares beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all ordinary shares subject to options held by that person or entity that are currently exercisable or exercisable within 60 days of March 26, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise noted below, the address of each beneficial owner named below is c/o Fabrinet, 294 Moo 8, Vibhavadi Rangsit Road, Kookot, Lumlooka, Patumthanee 12130, Thailand.

	Ordinary Shares Beneficially Owned Prior To This Offering			Shares Being Offered	Ordinary Shares Beneficially Owned After This Offering
Name and Address of Beneficial Owner	Number		Percent		Number	Percent
5% Shareholders
Asia Pacific Growth Fund III, L.P.	18,000,000		58.2%	2,167,300	15,832,700	46.9%
c/o W.S. Walker & Company P.O. Box 265, GT Walker House Grand Cayman, Cayman Islands
JDS Uniphase Corporation	2,000,000		6.5	1,606,850	393,150	1.2
430 North McCarthy Blvd. Milpitas, California 95035
Shea Ventures, LLC	2,000,000		6.5	240,850	1,759,150	5.2
655 Brea Canyon Road Walnut, California 91789

Directors and Named Officers
David T. Mitchell	6,285,714	(1)	20.3	1,150,000	5,135,714	15.2
Dr. Harpal Gill	192,083	(2)	*	—	192,083	*
Mark J. Schwartz	185,000		*	—	185,000	*
Nat Mani	185,000		*	—	185,000	*
Mark A. Christensen	30,000	(3)	*	—	30,000	*
Dr. Ta-lin Hsu	18,030,000	(4)	58.3	2,167,300	15,862,700	47.0
Dr. Frank H. Levinson	60,000		*	—	60,000	*
Rollance E. Olson	30,000		*	—	30,000	*
Virapan Pulges	30,000		*	—	30,000	*
Dr. William J. Perry	12,500	(5)	*	—	12,500	*
Dr. Teera Achariyapaopan	1,010,000	(6)	3.3	505,000	505,000	1.5
All current directors and executive officers as a group (10 people)	25,040,297	(7)	80.5	3,317,300	21,722,997	64.0
Other Selling Shareholders
Pornphan Priebjrivat	1,010,000		3.3	505,000	505,000	1.5

*	Less than 1%.

(1)	Consists of (i) 5,533,673 shares held by the David T. Mitchell Separate Property Trust, of which Mr. Mitchell is the sole trustee, (ii) 250,680 shares held by the Gabriel Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, (iii) 250,681 shares held by the Alexander Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee, and (iv) 250,680 shares held by the Sean Thomas Mitchell Trust, of which Kimberley Totah is the sole trustee. Mr. Mitchell disclaims beneficial ownership of the shares held by each of the Gabriel Thomas Mitchell Trust, the Alexander Thomas Mitchell Trust and the Sean Thomas Mitchell Trust.
(2)	All such shares are issuable upon the exercise of options held by Dr. Gill that are exercisable within 60 days of March 26, 2010.
(3)	All such shares are issuable upon the exercise of options held by Mr. Christensen that are exercisable within 60 days of March 26, 2010.
(4)	Consists of (i) 18,000,000 shares held by Asia Pacific Growth Fund III, L.P. and (ii) 30,000 shares held by H&Q Asia Pacific, Ltd. Dr. Hsu is chairman of H&Q Asia Pacific, Ltd. and a member of the investment committee of the general partner of Asia Pacific Growth Fund III, L.P. Dr. Hsu disclaims beneficial ownership of the shares held by Asia Pacific Growth Fund III, L.P and H&Q Asia Pacific, Ltd.
(5)	All such shares are issuable upon the exercise of options held by Dr. Perry that are exercisable within 60 days of March 26, 2010.
(6)	All such shares are held by Dr. Achariyapaopan’s wife, Ms. Pornphan Priebjrivat.
(7)	Includes 234,583 shares issuable upon the exercise of options held by our current directors and executive officers that are exercisable within 60 days of March 26, 2010.

DESCRIPTION OF SHARE CAPITAL

General

In August 1999, we were organized as an exempted limited liability company under the laws of the Cayman Islands. As such, our affairs are governed by our memorandum and articles of association and the Companies Law and the common law of the Cayman Islands. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business mainly outside of the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

As of the date of this prospectus, we are authorized to issue 500,000,000 ordinary shares, par value $0.01 per share, and 5,000,000 preferred shares, par value $0.01 per share. As of March 26, 2010, there were 30,913,709 ordinary shares outstanding, held of record by 75 shareholders, no preferred shares outstanding and outstanding options to purchase 864,909 ordinary shares.

The following description summarizes the most important terms of our share capital. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated memorandum and articles of association, a copy of which has been filed as an exhibit to the registration statement, of which this prospectus is a part, and the applicable provisions of the Companies Law.

Meetings

Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than ten days’ nor more than 60 days’ notice. Notice of every general meeting will be given to all of our shareholders, our directors and our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Alternatively, subject to applicable regulatory requirements, a meeting will be deemed to have been duly called if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all of our shareholders entitled to attend and vote at the meeting, or (ii) in the case of an extraordinary meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in par value of the shares giving that right.

At any general meeting, shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting shares will constitute a quorum. No business may be transacted at any general meeting unless a quorum is present at the commencement of business.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote per ordinary share.

No shareholder shall be entitled to vote or be deemed to be part of a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us, if any, have been paid.

If a clearing house or depository (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)), including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands that specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers themselves control us, and (iii) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of an ordinary resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of an ordinary resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of our shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated memorandum and articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares with the same rights and privileges.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled, subject to the provisions of the Companies Law;

•

sub-divide our shares or any of them into shares of a smaller amount than is fixed by our amended and restated memorandum and articles of association, subject to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or in any other form which our directors may approve.

Our directors may, in their absolute discretion, decline to register any transfer of shares. If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Notwithstanding the foregoing, our amended and restated memorandum and articles of association provide that, for 180 days after the date of this prospectus, our shareholders of record as of April 29, 2010 may not, without the prior written consent of our board of directors:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the New York Stock Exchange, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

On October 28, 2008, we paid a cash dividend of $0.33 per share, totaling $10.1 million. On September 1, 2009, we paid a cash dividend of $1.00 per share, totaling $30.8 million. Although we previously have paid cash dividends, we currently intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares after this offering.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations. In principle, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time by our board of directors but may not consist of more than 15 directors. Each director holds office until the expiration of his or her term, until his or her successor has been duly elected and qualified or until his or her death, resignation or removal. Our directors may be removed by the affirmative vote of shareholders holding at least two-thirds of our outstanding ordinary shares. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of an ordinary resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

Our board of directors is divided into three classes designated as Class I, Class II and Class III, respectively. At the annual general meeting of our shareholders to be held in 2010, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the annual general meeting of our shareholders to be held in 2011, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the annual general meeting of our shareholders to be held in 2012, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual general meeting of our shareholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

Issuance of Additional Ordinary Shares or Preferred Shares

Our amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent available, authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of our shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Our board may authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by applicable law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by applicable law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. Subject to the directors’ duty of acting in the best interest of our company, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of our ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of our shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Registration Rights

We have entered into a registration rights agreement with Asia Pacific Growth Fund III, L.P., Mr. Mitchell, including his family trusts, JDSU and Shea Ventures, LLC. See “Certain Relationships and Related Party Transactions—Registration Rights.”

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

Listing

Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “FN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price of our ordinary shares from time to time or impair our ability to raise equity capital in the future.

Upon the completion of this offering, based upon the number of ordinary shares outstanding as of March 26, 2010, we will have outstanding an aggregate of approximately 33,743,709 ordinary shares, assuming that there are no option exercises after March 26, 2010. Of these shares, all 8,500,000 ordinary shares to be sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act.

The remaining 25,243,709 ordinary shares will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the provisions of our amended and restated memorandum and articles of association described below, the lock-up agreements described below, contractual provisions between us and certain shareholders and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Ordinary Shares
On the date of this prospectus	0
Between 90 and 180 days after the date of this prospectus	505,000
At various times beginning more than 180 days after the date of this prospectus	24,738,709

In addition, of the 864,909 ordinary shares that were subject to share options outstanding as of March 26, 2010, options to purchase 570,135 ordinary shares were vested and exercisable as of March 26, 2010 and will be eligible for sale 180 days following the date of this prospectus.

Rule 144

Rule 144(b)(1) – Non-Affiliates

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who (i) is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a proposed sale under Rule 144 and (ii) has beneficially owned the shares proposed to be sold for at least six months is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144. In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner (other than our affiliates), then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Rule 144(b)(2) – Affiliates

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately 337,437 shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with the Securities and Exchange Commission with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale and notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, our employees, consultants and advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering are generally eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

After the completion of the offering, Asia Pacific Growth Fund III, L.P., Mr. Mitchell, JDSU and Shea Ventures, LLC will be entitled to have their shares registered by us for resale. For a discussion of these rights, see “Certain Relationships and Related Party Transactions—Registration Rights.”

Share Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares that are either subject to outstanding options or may be issued upon exercise of any options or other equity awards that we may grant or issue in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Memorandum and Articles of Association

On April 30, 2010, our shareholders approved an amendment to our amended and restated memorandum and articles of association to provide that, for 180 days after the date of this prospectus, our shareholders of record as of April 29, 2010 may not, without the prior written consent of our board of directors:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. Purchasers of our ordinary shares in this offering are not subject to this lock-up provision.

Lock-up Agreements

We, the selling shareholders (other than Dr. Teera Achariyapaopon and his wife, Ms. Pornphan Priebjrivat), all of our directors and executive officers and a substantial portion of our other shareholders and optionholders have agreed (subject to certain exceptions) that, without the prior written consent of Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In certain circumstances, this agreement may be extended, as set forth under the heading “Underwriting.”

In addition, as a result of negotiations with Dr. Achariyapaopan and Ms. Priebjrivat regarding the sale in this offering of a portion of the ordinary shares that they beneficially hold, Dr. Achariyapaopan and Ms. Priebjrivat have entered into a 90-day lock-up agreement, the terms of which are substantially similar to the 180-day lock-up agreement described above.

TAXATION

The following discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent the discussion relates to matters of United States federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ordinary shares. There are currently no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law that is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking from the Governor-in-Cabinet for our company is for a period of 20 years from August 24, 1999.

U.S. Federal Income Taxation

The following are the material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares applicable to U.S. Holders described below. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to an investment in our ordinary shares. In addition, this discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ordinary shares.

This discussion applies to you only if you are an initial purchaser of ordinary shares and you hold and beneficially own ordinary shares as capital assets (generally property held for investment) for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	persons who have ceased to be U.S. citizens or to be taxed as resident aliens;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding notes through any such entities;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders, as defined below, whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own or are deemed to own in the aggregate 10% or more of our voting shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, the discussion below related to the PFIC rules relies on our assumptions regarding the projected value of our assets and the nature of our business.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, you are a “U.S. Holder” if you beneficially own ordinary shares and are for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. Partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

Dividends on Ordinary Shares

We do not anticipate paying cash dividends on ordinary shares in the foreseeable future. See “Dividend Policy.”

Subject to the discussion under the heading “—PFIC” below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will be treated as dividend income to the extent of our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends (including withheld taxes) will be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. If you are a non-corporate holder and meet certain holding period requirements, dividend distributions on our ordinary shares generally will constitute qualified dividend income for taxable years beginning before January 1, 2011 taxable at a preferential rate (generally 15%) as long as our ordinary shares are readily tradable on the New York Stock Exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our stock, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim the dividends-received deduction with respect to distributions you receive from us.

Sales and Other Dispositions of Ordinary Shares

Subject to the discussion under the heading “—PFIC” below, when you sell or otherwise dispose of ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your tax basis in your ordinary shares. Your tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of disposition. If you are a non-corporate holder, any such long-term capital gain will generally be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses may be subject to various limitations.

PFIC

We will be classified as a PFIC in any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) or (ii) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the asset test, any cash, including any cash proceeds from this offering not invested in active assets shortly after this offering, cash equivalents and cash invested in short-term, interest bearing, debt instruments, or bank deposits, that is readily convertible into cash, will generally count as a passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We operate a contract manufacturing business and do not expect to be a PFIC for the taxable year 2010 or the foreseeable future. Our expectation is based on our projections of the value of our assets, which will be determined in part on the trading price of our ordinary shares. Despite our expectation, there can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the actual facts in such year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC in any taxable year, unless you make the market-to-market election described below, you will generally be subject to additional taxes and interest charges on certain “excess” distribution we make and on any gain realized on the disposition or deemed disposition of your ordinary shares regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in your holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or, with respect to a particular U.S. Holder, we are treated as a PFIC for the taxable year in which the distribution was paid or the prior taxable year, no distribution that you receive from us will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Dividends on Ordinary Shares” above.

If we are a PFIC in any such year, you will be able to avoid the “excess” distribution rules described above if the ordinary shares are “marketable” and you make a timely “mark-to-market” election with respect to your ordinary shares. The ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the last day of any taxable year and your adjusted tax basis in the ordinary shares. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your adjusted tax basis in the ordinary shares will be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Internal Revenue Code of 1986, as amended. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We will not provide you with the information statement necessary to make a QEF election. Accordingly, you will not be able to make or maintain such an election with respect to your ordinary shares.

If we are a PFIC in any year, as a U.S. Holder, you will be required to make an annual return regarding your ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (i) come within certain exempt categories and, if required, can demonstrate that fact or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are acting as the U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. are acting as the international representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
U.S. Underwriters
Morgan Stanley & Co. Incorporated	3,995,000
Deutsche Bank Securities Inc.	1,997,500
RBS Securities Inc.	799,000
Thomas Weisel Partners LLC	639,200
Cowen and Company, LLC	559,300

Subtotal	7,990,000

International Underwriters
Morgan Stanley & Co. International plc	255,000
Deutsche Bank Securities Inc.	127,500
The Royal Bank of Scotland N.V., Singapore Branch	51,000
Thomas Weisel Partners LLC	40,800
Cowen International Limited	35,700

Subtotal	510,000
Total	8,500,000

The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.42 per ordinary share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 1,275,000 ordinary shares at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions set forth on the same. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the relevant preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the relevant preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $97,750,000 and the total underwriting discounts and commissions would be $6,842,500.

The following table shows the per ordinary share and total underwriting discounts and commissions we and the selling shareholders will pay the underwriters. The underwriting discounts and commissions were determined by negotiations among us and the representatives and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security offered and the discounts and commissions charged in comparable transactions. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ordinary share	$0.70	$0.70
Total by us	$1,981,000	$1,981,000
Total by the selling shareholders	$3,969,000	$4,861,500

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.4 million.

We have also granted to Thomas Weisel Partners LLC a right of first refusal to participate in certain future offerings. The Financial Industry Regulatory Authority, or FINRA, has deemed this right of first refusal a form of compensation received in connection with the offering valued at 1% of the total gross proceeds of this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered by them.

Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “FN.”

We, the selling shareholders (other than Dr. Achariyapaopan and Ms. Priebjrivat), all of our directors and executive officers and a substantial portion of our other shareholders and optionholders have agreed (subject to certain exceptions) that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable of exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares.

In addition, Dr. Achariyapaopan and Ms. Priebjrivat have entered into a 90-day lock-up agreement, the terms of which are substantially similar to the 180-day lock-up agreement described above.

The foregoing lock-up periods will be extended under certain circumstances. If (i) during the last 17 days of the 90-day or 180-day restricted period, as applicable, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 90-day or 180-day restricted period, as applicable, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day or 180-day restricted period, as applicable, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the extension is waived in writing by the representatives.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under their option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option. The underwriters may also sell ordinary shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, NY 10036, U.S. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, NY 10005, U.S.

Pricing of This Offering

Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the U.S. that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ordinary shares in any country or jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Canada. The ordinary shares may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ordinary shares to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances which do not require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom. An offer of the ordinary shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require us to publish a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ordinary shares must be complied with in, from or otherwise involving the United Kingdom.

France. Neither this prospectus nor any offering material relating to ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France, and the ordinary shares will not be offered or sold and copies of this prospectus or any offering material relating to the ordinary shares may not be distributed, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany. This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. The ordinary shares may not be offered or sold and copies of this prospectus or any document relating to the ordinary shares may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ordinary shares in Germany.

Italy. This offering of the ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other document relating to the ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended, or the “Banking Law Consolidated Act,” and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities; (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities; and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Switzerland. The ordinary shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ordinary shares have been or will be approved by any Swiss regulatory authority.

Hong Kong. The ordinary shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest howsoever described in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Japan. The ordinary shares may not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, with respect to matters of U.S. federal securities and New York state law and certain matters of U.S. federal income tax law. Certain legal matters as to U.S. federal securities and New York state law will be passed upon for the underwriters by Davis Polk & Wardwell LLP. Certain legal matters as to Thai law will be passed upon for us by Chandler and Thong-EK Law Offices Limited. The validity of the ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers.

EXPERTS

The consolidated financial statements as of June 26, 2009 and June 27, 2008 and for the years ended June 26, 2009, June 27, 2008 and June 29, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers ABAS Limited, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the ordinary shares offered hereby, we refer you to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to the exhibits for a more complete description of the matter involved. The Registration Statement, and the exhibits and schedules thereto, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we intend to file reports, proxy statements and other information with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Fabrinet

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fabrinet and its subsidiaries (the “Group”) as of June 26, 2009 and June 27, 2008, and the results of their operations and their cash flows for each of the years ended June 26, 2009, June 27, 2008 and June 29, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers ABAS Limited

Bangkok, Thailand

September 2, 2009

FABRINET

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 26, 2009 AND JUNE 27, 2008

(in thousands of U.S. dollars, except share data)

	June 26, 2009	June 27, 2008
Assets
Current assets
Cash and cash equivalents	$114,845	$55,682
Trade accounts receivable, net	51,783	66,057
Trade accounts receivable, related parties	12,264	30,435
Inventories, net	47,841	69,076
Deferred income taxes	431	692
Prepaid expenses and other current assets	1,218	7,046

Total current assets	228,382	228,988

Non-current assets
Property, plant and equipment, net	56,034	59,635
Intangibles, net	1,344	1,673
Deferred income taxes	1,427	1,792
Deposits and other non-current assets	898	625

Total non-current assets	59,703	63,725

Total assets	$288,085	$292,713

Liabilities and shareholders’ equity
Current liabilities
Long-term loans from banks, current portion	$7,933	$6,257
Trade accounts payable	51,020	54,203
Trade accounts payable, related parties	2,557	12,105
Construction payable	—	2,427
Other payable, related party, current portion	—	2,413
Income tax payable	864	2,183
Accrued payroll, profit sharing and related expenses	3,868	6,048
Deferred revenues	—	1,358
Accrued expenses	2,353	4,808
Other payables	1,417	1,873

Total current liabilities	70,012	93,675

Non-current liabilities
Long-term loans from banks, non-current portion	19,385	23,318
Severance liabilities	2,697	2,559
Other non-current liabilities	2,486	2,596

Total non-current liabilities	24,568	28,473

Total liabilities	94,580	122,148

Commitments and contingencies (Note 19)
Shareholders’ equity
Ordinary shares (35,000,000 shares authorized, $0.01 par value; 30,636,622 shares and 30,044,797 shares issued and outstanding on June 26, 2009 and June 27, 2008, respectively)	306	300
Additional paid-in capital	29,633	27,915
Warrants	—	34
Retained earnings	163,566	142,316

Total shareholders’ equity	193,505	170,565

Total liabilities and shareholders’ equity	$288,085	$292,713

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars, except share data)

	June 26, 2009	June 27, 2008	June 29, 2007
Revenues:
Revenues	$337,846	$345,071	$295,338
Revenues, related parties	101,895	163,312	191,690
Income from production wind-down and transfer agreements, related party	1,358	2,715	9,115

Total revenues	441,099	511,098	496,143

Cost of revenues	(383,058)	(442,784)	(423,858)

Gross profit	58,041	68,314	72,285
Selling, general and administrative expenses	(21,960)	(21,741)	(18,036)
Restructuring charges	(2,389)	—	—

Operating income	33,692	46,573	54,249

Interest income	756	1,364	1,370
Interest expense	(1,266)	(1,547)	(2,842)
Foreign exchange gain (loss), net	360	(599)	(336)

Income before income taxes	33,542	45,791	52,441
Income tax expense	(2,238)	(3,962)	(2,702)

Net income	$31,304	$41,829	$49,739

Earnings per share
Basic	$1.03	$1.40	$1.68
Diluted	1.00	1.33	1.60
Weighted average number of ordinary shares outstanding (thousands of shares)
Basic	30,360	29,889	29,600
Diluted	31,183	31,349	31,077

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars, except share data)

	Ordinary Shares		Additional Paid-in Capital	Warrants	Deferred Stock Compensation	Retained Earnings	Total
	Shares	Amount
Balances as of June 30, 2006	29,560,158	$296	$25,705	$181	$(247)	$52,748	$78,683
Net income	—	—	—	—	—	49,739	49,739
Reversal of deferred compensation related to employee share option plan on application of FASB ASC 718	—	—	(247)	—	247	—	—
Share-based compensation expense related to employee share option plan	—	—	811	—	—	—	811
Shares issued under employee share option plan	117,838	1	120	—	—	—	121
Shares issued upon exercise of warrant	83,543	1	84	(84)	—	—	1

Balances as of June 29, 2007	29,761,539	298	26,473	97	—	102,487	129,355
Cumulative effect adjustment of the adoption of FASB ASC 740 (Note 3)	—	—	—	—	—	(2,000)	(2,000)
Net income	—	—	—	—	—	41,829	41,829
Share-based compensation expense related to employee share option plan	—	—	1,144	—	—	—	1,144
Shares issued under employee share option plan	220,258	2	235	—	—	—	237
Shares issued upon exercise of warrant	63,000	—	63	(63)	—	—	—

Balances as of June 27, 2008	30,044,797	300	27,915	34	—	142,316	170,565
Net income	—	—	—	—	—	31,304	31,304
Share-based compensation expense related to employee share option plan	—	—	837	—	—	—	837
Shares issued under employee share option plan	557,650	6	847	—	—	—	853
Shares issued upon exercise of warrant	34,175	—	34	(34)	—	—	—
Dividends to shareholders	—	—	—	—	—	(10,054)	(10,054)

Balances as of June 26, 2009	30,636,622	$306	$29,633	$—	$—	$163,566	$193,505

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

	June 26, 2009	June 27, 2008	June 29, 2007
Cash flows from operating activities
Net income for the year	$31,304	$41,829	$49,739
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and impairment losses	8,212	7,212	6,177
Amortization of intangibles	515	412	258
Write-off (gain) on disposal of property, plant and equipment	27	(53)	(21)
Allowance for doubtful accounts and warranties	(94)	(155)	(541)
Unrealized (gain) loss on exchange rate and fair value of derivative	(727)	27	(122)
Share-based compensation	837	1,144	811
Deferred income tax	626	(89)	8
Amortization of deferred revenues	(1,358)	(2,715)	(9,115)
Provision for uncertain tax position and severance liabilities, net of payments	57	1,062	731
Inventory obsolescence	(431)	169	916
Write-off security offering costs	4,044	—	—
Changes in operating assets and liabilities
Trade accounts receivable	14,339	(15,612)	(3,936)
Trade accounts receivable, related parties	18,171	(4,227)	22,031
Inventories	21,666	7,194	(6,705)
Other current assets and non-current assets	1,458	(3,772)	(1,968)
Trade accounts payable	(3,183)	15,398	(24,170)
Trade accounts payable, related parties	(9,548)	3,282	(10,287)
Other payables, related party	(58)	(253)	(4,259)
Income tax payable	(1,319)	308	1,666
Deferred revenues	—	—	5,462
Accrued expenses and other payables	(4,181)	730	(431)

Net cash provided by operating activities	80,357	51,891	26,244

Cash flows from investing activities
Purchase of property, plant and equipment	(7,097)	(29,047)	(12,163)
Purchase of intangibles	(186)	(956)	(657)
Purchase of assets for lease under direct financing leases	(17)	(28)	(32)
Proceeds from direct financing leases	71	130	141
Proceeds from disposals of property, plant and equipment	42	86	331

Net cash used in investing activities	(7,187)	(29,815)	(12,380)

Cash flows from financing activities
Receipts from long-term loans from banks	4,000	20,000	1,000
Repayments of long-term loans from banks	(6,257)	(3,923)	(4,908)
Short-term loans from banks, net	—	(22,000)	6,400
Installment payments for production wind-down and transfer agreements and acquisitions	(2,355)	(2,240)	(15,526)
Repayment of capital lease liabilities	(23)	(297)	(221)
Proceeds from issue of ordinary shares under employee share option plan	853	237	122
Payment of dividends to shareholders	(10,054)	—	—

Net cash used in financing activities	(13,836)	(8,223)	(13,133)

Net increase in cash and cash equivalents	59,334	13,853	731

Cash and cash equivalents at beginning of year	55,682	40,873	40,063
Increase in cash and cash equivalents	59,334	13,853	731
Effect of exchange rate on cash and cash equivalents	(171)	956	79

Cash and cash equivalents at end of year	$114,845	$55,682	$40,873

Supplemental disclosures
Cash paid for
Interest	$1,249	$1,822	$2,654
Taxes	2,909	3,313	676
Cash received for interest	812	1,346	1,369

The accompanying notes are an integral part of these consolidated financial statements.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

1. Business and organization

General

Fabrinet (“Fabrinet” or the “Company”) was incorporated on August 12, 1999, and commenced operations on January 1, 2000. The Company is an exempted company incorporated with limited liability, and is domiciled in the Cayman Islands, British West Indies. Fabrinet and its direct and indirect subsidiaries are referred to as the “Group”.

The Group provides precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products, such as optical communication components, modules and sub-systems. The Group offers a broad range of advanced optical capabilities across the entire manufacturing process, including process engineering and design for manufacturability, supply chain management, manufacturing, integration and full product assembly and test. The Group focuses primarily on the production of low-volume, high-mix products.

The Company has the following direct and indirect subsidiaries:

•	Fabrinet Co., Ltd., (“Fabrinet Thailand”) incorporated in Thailand on September 27, 1999;

•	Fabrinet USA, Inc., incorporated in the U.S. in the State of California on October 12, 1999;

•

E2O Communications Pte Ltd., incorporated in Singapore, and PT E2O Communications Indonesia, incorporated in the Republic of Indonesia, were both acquired on December 6, 2004. E2O Communications Pte Ltd. and PT E2O Communications Indonesia, dissolved on March 28, 2008 and August 15, 2005, respectively;

•	FBN New Jersey Manufacturing, Inc., incorporated in the U.S. in the State of Delaware on May 11, 2005;

•	Fabrinet China Holdings, incorporated in Mauritius and CASIX Inc., incorporated in the People’s Republic of China, were both acquired on May 29, 2005;

•	FBN Canada Manufacturing Inc., incorporated in Ottawa, Canada on February 9, 2006 and dissolved on January 22, 2008; and

•	Fabrinet Pte. Ltd., incorporated in Singapore on November 14, 2007.

The Asia Pacific Growth Fund III, L.P. held 57.3%, 57.6% and 58.2% of the Company’s share capital (fully diluted) as of June 26, 2009, June 27, 2008 and June 29, 2007, respectively.

2. Accounting policies

2.1 Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the Company and its direct and indirect subsidiaries listed in Note 1. All inter-company accounts and transactions have been eliminated.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Fiscal years

The Company utilizes a 52-53 week fiscal year ending on the Friday closest to June 30th. Historically, for comparative presentation purposes, the Company utilized a dating convention where its consolidated financial statements and notes were shown as ending on June 30. Beginning the first quarter of fiscal year 2009, the Company changed its dating convention to utilize the actual closing dates for all periods presented in its consolidated financial statements and accompanying notes. This change had no impact on the Company’s financial position, results of operations, and cash flows for any of the periods presented.

Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amount of total revenues and expense during the year. The Group bases estimates on historical experience and various assumptions about the future that are believed to be reasonable based on available information. The Group’s reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. Significant assumptions are used in accounting for business combinations, share-based compensation, allowance for doubtful accounts, income taxes and inventory obsolescence, among others. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Fair value of financial instruments

The carrying amounts of certain financial instruments, which include cash and cash equivalents, trade accounts receivable, trade accounts payable, and borrowings approximate their fair values due to their short maturities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Cash and cash equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at fair market value and considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts and time deposits with maturities of less than 3 months and money market accounts.

Accounts receivable

Accounts receivable are carried at anticipated realisable value. The Group assesses the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collection and the age of past due receivables and provides an allowance for doubtful receivables based on a review of all outstanding amounts at the period end. Bad debts are written off when identified.

Unanticipated changes in the liquidity or financial position of the Group’s customers may require revision to the allowances for doubtful accounts.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.

As of June 26, 2009, the Group’s cash and cash equivalents were held in financial instruments of banks with credit ratings of A minus or above as determined by Fitch Ratings.

Accounts receivable include amounts due from companies which are monitored by the Group for credit worthiness. As a result of the recent financial crisis, management has implemented a program to more closely monitor near term cash collection and credit exposures. As of June 26, 2009, the Group identified receivables of approximately $9,000 and inventory of approximately $12,000 relating to a significant customer representing approximately 16% of total revenues for the fiscal year ended June 26, 2009 that may be adversely affected. Management continues to monitor the exposures in collaboration with the affected customer and believes no material losses will be incurred. Accordingly, no allowance for doubtful accounts or inventory write-off related to this customer has been recorded. The loss of this or any other significant customer may have a significant adverse effect on the financial results. Accounts receivable from individual customers that were equal to or greater than 10% of accounts receivable as of June 26, 2009 and June 27, 2008 were as follows:

	June 26, 2009	June 27, 2008
Oclaro, Inc.#	22%	25%
JDS Uniphase Corporation	19	19
EMCORE Corporation†	14	10
Finisar Corporation	13	13
Opnext, Inc.	13	*
Intel Corporation†	*	19

*	Less than 10% of accounts receivable in the period.
#

Pursuant to the merger of Avanex and Bookham (both customers of the Company) on April 27, 2009, Bookham changed its name to Oclaro, Inc. These figures represent the combined receivables of Bookham, Inc and Avanex Corporation.

†	Pursuant to two separate asset purchase agreements executed between January and April 2008, Emcore Corporation purchased certain business operations of Intel Corporation.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the standard costing method which approximates actual cost computed on a first-in, first-out basis not in excess of net realizable market value. Market value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. The Group assesses the valuation on a quarterly basis and writes down the value for estimated excess and obsolete inventory based upon estimates of future demand.

Operating leases

Payments made under operating leases are charged on a straight-line basis over the lease term.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Property, plant and equipment

Land is stated at historical cost. Other property, plant and equipment, except for construction and machinery under installation, are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Building and building improvements	10 - 30 years

Leasehold improvements	Lower of useful life or lease period

Manufacturing equipment	3 - 5 years

Office equipment	5 years

Motor vehicles	5 years

Computer hardware and software	3 - 5 years

Construction and machinery under installation are stated at historic cost; depreciation begins after they are fully constructed or installed and are used in the operations of the Group.

Gains and losses on disposal are determined by comparing proceeds with carrying amounts and are included in the consolidated statements of operations.

Impairment or disposal of long-lived assets (plant and equipment and other intangible assets)

The Group tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to:

•	Significant decreases in the market price of the asset;

•	Significant adverse changes in the business climate or legal factors;

•	Accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;

•	Current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or

•	Current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability of long-lived assets or asset groups is measured by comparing their carrying amount to the projected undiscounted cash flows that the long-lived assets or asset groups are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value.

Borrowing costs

Borrowing costs are accounted for on an accrual basis and are charged to the consolidated statements of operations in the year incurred, except for interest costs on borrowings to finance certain qualifying assets. Such costs to finance qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use, as part of the cost of the assets. All other borrowing costs are expensed as incurred.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

The capitalisation rate used to determine the amount of interest to be capitalized is the weighted average interest rate applicable to the Group’s outstanding borrowings during the year. Where funds are borrowed specifically for the acquisition, construction or production of assets, the amount of borrowing costs eligible for capitalization on the respective assets is determined at the actual borrowing costs incurred on that borrowing during the respective periods.

Foreign currency transactions and translation

The consolidated financial statements are presented in United States Dollars (“$” or “USD”).

The functional currency of Fabrinet and its subsidiaries is the USD. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Transaction gains and losses are included in other income and expense, net, in the accompanying consolidated statements of operations.

Deferred revenues

Deferred revenues, current and non-current, represent the unrecognized income from the production wind-down and transfer agreements the Group entered into during fiscal 2006 and fiscal 2005. The balances represent the net cash consideration received from the respective agreements that will be recognized on a straight-line basis over the estimated wind-down period and the product life cycle of the products transferred to Thailand under those various agreements, which are estimated to range between 12 to 25 months from the transfer date. Deferred revenues are amortized to income after the expiration of any contingency. The recognition of the deferred revenues is included in income from production wind-down and transfer agreements in the accompanying consolidated statements of operations.

Revenue recognition

The Group derives revenues primarily from the assembly of products under supply agreements with its customers, the fabrication of customized optics and glass, and income from production wind-down and transfer agreements. Revenues represent the invoiced value of products, net of trade discounts and allowances, and exclude goods and services tax. The Group recognizes revenues when realized or realizable and earned. The Group considers revenues realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer and customer acceptance has been obtained, customer acceptance provisions have lapsed, or the Group has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. In situations where a formal acceptance is required but the acceptance only relates to whether the product meets its published specifications, revenues are generally recognized upon shipment provided all other revenue recognition criteria are met. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. The Group reduces revenues for rebates and other similar allowances. Revenues are recognized only if these estimates can be reasonably and reliably determined. The Group bases its estimates on historical results taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenues.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Services

The Group provides services for its customers that range from contract design to product manufacturing. The Group recognises service revenues when the services have been performed. The related costs are expensed as incurred.

Sales of goods

Revenues from sales of goods are generally recognized when the product is shipped to the customer and when there are no unfulfilled Group obligations that affect the customer’s final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenues are recognized.

Production wind-down and transfer agreements

The Group entered into production wind-down and transfer agreements, which have included several elements such as: (i) the temporary management or operation of a manufacturing facility or production line that produces optical products, which the parties have agreed will be manufactured and produced by the Group on an ongoing basis at the Group’s facilities in Thailand; (ii) winding down the facilities and terminating the employees; (iii) transferring production to the Group’s facilities in Thailand or the customer’s other locations; (iv) the acquisition of inventory, other assets, liabilities or employee termination obligations necessary to temporarily manage and wind down the facility; and (v) reimbursement of operating expenses and losses and service fees. The Group entered into these agreements because the Group believes that providing production transfer services facilitates a more efficient transfer for the Group and eases the requirements of the Group’s customers during the transfers. The Group may also obtain additional technical expertise during the wind-down period which benefits the transfer of production to Thailand. These agreements did not meet the definition of a business because the Group did not have the risk and rewards of ownership during the temporary management and wind-down period as the Group was reimbursed for all operating expenses and losses and the agreements provided for additional compensation for the transfer services provided. Because each production wind-down and transfer agreement was unique, the transactions were accounted for on a case by case basis as multiple element agreements.

The deliverables in the agreements were separated into units of accounting under the guidance of FASB ASC Subtopic 605-25, Revenue Recognition-Multiple Element Arrangements (“FASB ASC 605-25”). If there was objective and reliable evidence of fair value for all units of accounting in an agreement, the agreement consideration was allocated to the separate units of accounting based on each unit’s relative fair value. In cases in which there was objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s) existed, the residual method was used to allocate the agreement consideration.

If the components of the production wind-down and transfer agreements include services and could not be separated into units of accounting, the income was deferred until the earlier of when the criteria of FASB ASC 605-25 was met or when the last undelivered element was delivered. The income was then recognized after the expiration of any contingency on a straight-line basis over the estimated wind-down period and product life cycle of the products transferred to Thailand.

Each production wind-down and transfer agreement involved the receipt by the Company of cash, assets and liabilities. In exchange, the Company paid cash and provided production wind-down and transfer services at its

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Thailand facilities. The net consideration from each agreement or, income, was calculated as the aggregate fair value of the cash and assets received, less the aggregate fair value of the cash paid and liabilities received or incurred. The net consideration was deferred and recognized over the estimated service and production period on a straight line basis beginning after the expiration of any contingencies.

The Group entered into three production wind down and transfer agreements with an existing customer during fiscal 2005 and 2006. The deferred revenue related to the agreements was $0 and $1,358 as of June 26, 2009 and June 27, 2008, respectively, with the service and production period of the final agreement ended in December 2008. The Group recorded income from production wind down and transfer agreements of $1,358, $2,715 and $9,115 for the years ended June 26, 2009, June 27, 2008, and June 29, 2007, respectively.

Income taxes

In accordance with FASB ASC Topic 740, Income Taxes (“FASB ASC 740”), the Group uses the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s subsidiaries are subject to income tax audits by the respective tax authorities in all of the jurisdictions in which they operate. The determination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. The Group recognizes liabilities based on its estimate of whether, and the extent to which, additional tax liabilities are probable. If the Group ultimately determines that the payment of such a liability is not probable, then it reverses the liability and recognizes a tax benefit during the period in which the determination is made that the liability is no longer probable. The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Group makes certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Group’s tax provision in a future period.

On July 13, 2006, the FASB issued FIN 48, codified in FASB ASC 740. FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under FASB ASC 740, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” in FASB ASC 740 refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The accounting interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Employee contribution plan

The Group operates a defined contribution plan, known as a provident fund, in its Thai subsidiary. The assets of this plan are in a separate trustee-administered fund. The provident fund is funded by matching payments from employees and by the subsidiary on a monthly basis. Current contributions to the provident fund are accrued and paid to the fund manager on a monthly basis. The Group’s contributions to the provident fund amounted to $1,693, $1,572 and $1,279 in the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively. The Group sponsors the Fabrinet U.S. 401(k) Retirement Plan (the “401(k) Plan”), a Defined Contribution Plan under ERISA, at its Fabrinet USA, Inc. and FBN New Jersey Manufacturing, Inc. subsidiaries, which provides retirement benefits for its eligible employees through tax deferred salary deductions.

Severance liabilities

Under labor protection laws applicable in Thailand and under the Fabrinet Thailand employment policy, all employees of Fabrinet Thailand with more than 120 days of service are entitled to severance pay on forced termination or retrenchment or in the event that the employee reaches the retirement age of 55. The entitlement to severance pay is determined according to an employee’s individual employment tenure with the Group and is subject to a maximum benefit of 10 months of salary unless otherwise agreed upon in an employee’s employment contract. The Group accounts for this severance liability on an actuarial basis using the Projected Unit Credit Method. There are no separate plan assets held in respect of this liability.

Annual leave

Employee entitlements to annual leave are recognized when they accrue to the employee. On termination of employment accrued employee entitlement to annual leave is paid in cash.

Warranty provision

Provisions for estimated expenses relating to product warranties are made at the time the products are sold using historical experience. The provisions will be adjusted when experience indicates an expected settlement will differ from initial estimates.

Customer returns and warranty cost allowances of $29, $38 and $497 were reversed to the consolidated statement of operations for the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively.

Shipping and handling costs

The Group records costs related to shipping and handling in cost of revenues for all periods presented.

Share-based compensation

Effective July 1, 2006, the Group adopted FASB ASC Topic 718, Compensation—Stock Compensation (“FASB ASC 718”) on a prospective basis.

Net income per ordinary share

Net income per share is calculated in accordance with FASB ASC Subtopic 260-10, Earnings Per Share (“FASB ASC 260-10”), and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 98, or SAB 98. Under the provisions of FASB ASC 260-10 and SAB 98, basic net income per share is computed by

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

dividing the net income available to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by dividing the net income for the period by the weighted average number of ordinary and potential ordinary shares outstanding during the period if their effect is dilutive.

2.2 New Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Update No. 2009-01, Generally Accepted Accounting Principles (Topic 105) (formerly Statement of Financial Accounting Standard No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles), which identifies the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative U.S. GAAP for SEC registrants. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company beginning in fiscal 2010 and will not have an impact on its consolidated financial statements.

In June 2009, the FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51. Additionally, SFAS 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. SFAS 167 is effective for fiscal years beginning after November 15, 2009 and is currently not included in the Codification. The Company will adopt SFAS 167 in fiscal 2011 and is currently evaluating the impact SFAS 167 will have on its consolidated financial statements.

In June 2009, the FASB issued Statement No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (“SFAS 166”). SFAS 166 eliminates the concept of a “qualifying special-purpose entity” from Statement 140 and changes the requirements for derecognizing financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009 and is currently not included in the Codification. The Company will adopt SFAS 166 in fiscal 2011 and is currently evaluating the impact SFAS 166 will have on its consolidated financial statements.

In May 2009, the FASB issued Statement No. 165, Subsequent Events, codified in FASB ASC Subtopic 855-10, Subsequent Events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This guidance is effective for interim and annual periods ending after June 15, 2009 and became effective for the Company during fiscal 2009. The adoption of SFAS 165 did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. FAS 115-2 and FSP No. FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, codified in FASB ASC Subtopic 320-10, Investments—Debt and Equity Securities. This guidance amends the other-than-temporary impairment accounting guidance for debt securities and requires that other-than-temporary impairment be separated into the amount of the total impairment related to credit losses and the amount of the total impairment related to all other

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

factors. The amount of the total other-than-temporary impairment related to credit losses is recognized in earnings and the amount related to all other factors is recognized in other comprehensive income. This guidance is effective for interim and annual reporting periods ending after June 15, 2009 and became effective for the Company during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP 03-6-1”), codified in FASB ASC Subtopic 260-10, Earnings Per Share. This guidance states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and should be included in the computation of earnings per share using the two-class method outlined in ASC Subtopic 260-10. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and requires that all prior period earnings per share data be adjusted retrospectively to conform to the provisions of the guidance. The Company is currently evaluating the impact of the adoption of this guidance.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, codified in FASB ASC Subtopic 815-10, Derivatives and Hedging. This guidance requires disclosure of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This guidance is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. This guidance was effective for the Company in the third quarter of fiscal 2009 and did not have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, codified in FASB ASC Subtopic 820-10, Fair Value Measurements and Disclosures, to provide enhanced guidance when using fair value to measure assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. This guidance applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. This guidance was adopted by the Company on June 28, 2008 and did not have a material impact on its consolidated financial statements.

In February 2008, the FASB issued FSP No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, and FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, codified in FASB ASC Subtopic 820-10, Fair Value Measurements and Disclosures. This guidance amends SFAS 157 to exclude FASB Statement No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions and it delays the effective date of SFAS 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. This change is effective for the Company beginning in fiscal 2010.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, codified in FASB ASC Section 820-10-65, Fair Value Measurements and Disclosures. The Staff Position amends ASC Subtopic 820-10 to provide additional guidance on determining fair value when the

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

volume and level of activity for the asset or liability have significantly decreased when compared with normal market activity for the asset or liability. The Staff Position is effective for interim and annual reporting periods ending after June 15, 2009 and became effective for the Company during fiscal 2009.

The Company has adopted ASC 820-10 and the related FASB staff positions except for those items specifically deferred under the Staff Position. The Company does not believe that the full adoption of ASC 820-10 and the related FASB staff positions will have a material impact on its consolidated financial statements.

In December 2007, FASB issued FASB ASC Topic 805, Business Combinations. This guidance introduces significant changes in the accounting and reporting for business combinations and continues the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. It changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. Further, certain of the changes will introduce more volatility into earnings and thus may impact a company’s acquisition strategy. In April 2009, the FASB issued FSP No. FAS 141(R)-1 Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, codified in FASB ASC Topic 805. This guidance addresses application issues raised about the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and will impact acquisitions made on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance is effective for the Company beginning in fiscal 2010. The Company is currently evaluating the impact FASB ASC Topic 805 will have on its consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets, codified in FASB ASC Topic 275, Risks and Uncertainties and FASB ASC Topic 350, Intangibles—Goodwill and Other. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB ASC Topic 350. This guidance is intended to improve the consistency between the useful life of an intangible asset determined under FASB ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under FASB ASC Topic 805 and other U.S. generally accepted accounting principles. FASB ASC Topic 275 and FASB ASC Topic 350 are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FASB ASC Topic 275 and FASB ASC Topic 350 are effective for the Company beginning in fiscal 2010. The Company is currently evaluating the impact FASB ASC Topic 275 and FASB ASC Topic 350 will have on its consolidated financial statements.

3. Income taxes

Cayman Islands

The Company is domiciled in the Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gains. The Company has received this undertaking for a twenty year period ending August 24, 2019.

Thailand

Fabrinet Co., Ltd. is the Company’s direct subsidiary where the majority of operations and production takes place, and has the applicable income tax rate of 30%.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

People’s Republic of China

CASIX, the Company’s wholly owned indirect subsidiary, qualifies as a foreign investment production enterprise in the Fuzhou, PRC economic development zone where, through December 31, 2007, the prevailing income tax rate was 24%. However, because CASIX is an export company with an annual export value over 70% of total production value, CASIX qualified for a 50% income tax rate reduction, to 12% annually. For the six month period ended December 28, 2007 and the fiscal year ended June 29, 2007, the applicable income tax rate for CASIX was 12%. The 50% income tax rate reduction resulted in an income tax benefit for CASIX of $510 and $882 for the six month period ended December 28, 2007 and the fiscal year ended June 29, 2007, respectively.

During fiscal 2007, the PRC adopted the Unified Enterprise Income Tax Law, effective as of January 1, 2008. Pursuant to the new law, the statutory enterprise income tax rate has been increased to 25%. The Group has measured changes to deferred tax balances assuming the previous tax rate of 12% for the deferred tax balances expected to be utilized before January 1, 2008. Deferred tax balances that will be utilized after January 1, 2008 are calculated using the tax rate of 25%.

The Company is domiciled in the Cayman Islands, a jurisdiction that does not currently levy direct taxation. Income of the Company exempted from corporate income tax in the Cayman Islands amounted to $24,887, $30,233 and $39,220 in the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively.

The Group’s income tax expense consisted of the following:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Current	$1,612	$4,051	$2,694
Deferred	626	(89)	8

Total income tax expense	$2,238	$3,962	$2,702

The reconciliation between the Group’s taxes that would arise by applying the basic tax rate of the country of the Group’s principal operations, Thailand, to the Group’s effective tax charge is shown below:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Profit before tax	$33,542	$45,791	$52,441

Tax calculated at a corporate income tax rate of 30 percent	10,063	13,737	15,732
Effect of income taxes from locations with tax rates different from Thailand	(182)	(823)	(1,199)
Income not subject to tax*	(7,466)	(9,070)	(11,776)
Income tax on unremitted earnings	152	613	260
Impact of China tax rate change on deferred taxes	—	—	(718)
Others	(329)	(495)	403

Corporate income tax charge	$2,238	$3,962	$2,702

*	Income not subject to taxes relates to income earned in the Cayman Islands.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

As of June 26, 2009, there was no tax loss carried forward. Details of the carried forward tax losses are as follows:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Brought forward tax losses	$—	$420	$1,562
Carry forward tax losses utilized in the year	—	(420)	(1,142)

Carry forward tax losses	—	—	420

The Group’s deferred tax assets and deferred tax liabilities at each balance sheet date are as follows:

	Year Ended
	June 26, 2009	June 27, 2008
Deferred tax assets:
Depreciation	$860	$949
Accrued liabilities	252	641
Severance liability	64	—
Reserve and allowance	701	728
Deferred revenues	—	133
Unrealized loss on forward contracts	—	268
Others	12	10

Total deferred tax assets	$1,889	$2,729

Deferred tax liabilities:
Severance liability	—	(77)
Deferred cost of service and expense	(18)	(168)
Others	(13)	—

Total deferred tax liabilities	$(31)	$(245)

Net deferred tax assets	$1,858	$2,484

Current deferred income tax assets and liabilities and non-current deferred income tax assets and liabilities are offset when the income taxes relate to the same tax jurisdiction. The following amounts are shown in the consolidated balance sheets:

	Year Ended
	June 26, 2009	June 27, 2008
Deferred income tax assets—current	$443	$842
Deferred income tax liabilities—current	(19)	(150)

Current deferred income tax—net	424	692

Deferred income tax assets—non current	1,446	1,887
Deferred income tax liabilities—non current	(12)	(95)

Non current deferred income tax—net	1,434	1,792

Net deferred income tax assets	$1,858	$2,484

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Income tax liabilities have not been established for withholding tax and other taxes that would be payable on the unremitted earnings of Fabrinet Thailand. Such amounts of Fabrinet Thailand are permanently reinvested; unremitted earnings for Fabrinet Thailand totalled $13,199 and $10,986 as of June 26, 2009 and June 27, 2008, respectively. Deferred tax liabilities of $267 and $167 have been established for withholding tax on the unremitted earnings of CASIX Inc. and were included as part of Income tax payable as of June 26, 2009 and June 27, 2008, respectively.

Uncertain Income Tax Positions

Effective July 1, 2007, the company implemented FASB ASC Topic 740, Income Taxes (“FASB ASC 740”).

Upon adoption of FASB ASC 740 on July 1, 2007, the company recorded a cumulative-effect adjustment that reduced retained earnings by $2,000. Interest and penalties related to uncertain tax positions are recognized in income tax expense. We have approximately $794 and $693 of accrued interest and penalties related to uncertain tax positions on the consolidated balance sheet as of June 26, 2009 and June 27, 2008, respectively. We recorded interest and penalties of $101 for the year ended June 26, 2009 and $213 for the year ended June 27, 2008 through the consolidated statement of operations. With regard to the Thailand jurisdiction, tax years 2004 through 2008 remain open to examination by the local authorities.

The following table indicates the changes to the company’s unrecognized tax benefits for the year ended June 26, 2009 and June 27, 2008.

	June 26, 2009	June 27, 2008
Beginning balance	$1,737	$1,520
Additions during the year	—	217
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	(186)	—

Ending balance	$1,551	$1,737

4. Earnings per ordinary share

Basic earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares outstanding during each period.

Diluted earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during each period. Dilutive ordinary equivalent shares consist of share options and share warrants.

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Net income attributable to shareholders	$31,304	$41,829	$49,739
Weighted average number of ordinary shares outstanding (thousands of shares)	30,360	29,889	29,600

Basic earnings per ordinary share (in dollars)	$1.03	$1.40	$1.68

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Diluted earnings per ordinary share is calculated as follows:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Net income used to determine diluted earnings per ordinary share	$31,304	$41,829	$49,739
Weighted average number of ordinary shares outstanding (thousands of shares)	30,360	29,889	29,600
Adjustment for incremental shares arising from the assumed exercise of share options and share warrants (thousands of shares)	823	1,460	1,477

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	31,183	31,349	31,077

Diluted earnings per ordinary share (in dollars)	$1.00	$1.33	$1.60

5. Cash and cash equivalents

	June 26, 2009	June 27, 2008
Cash at banks and on hand	$24,666	$33,750
Short term bank deposits	90,179	21,932

Total cash and cash equivalents	$114,845	$55,682

The weighted average effective interest rate on short term bank deposits was 1.31% and 3.98% per annum for the years ended June 26, 2009 and June 27, 2008, respectively.

6. Allowance for doubtful accounts

The activities and balances for allowance for doubtful accounts as of June 26, 2009, June 27, 2008 and June 29, 2007 are as follows:

	Balance at beginning	Credited to income	Balance at end of period
Allowance for doubtful accounts
Year ended June 26, 2009	$81	$(65)	$16
Year ended June 27, 2008	198	(117)	81
Year ended June 29, 2007	$242	$(44)	$198

7. Inventories

	June 26, 2009	June 27, 2008
Raw materials	$26,922	$34,470
Work in progress	15,961	28,875
Finished goods	5,290	3,564
Goods in transit	2,968	5,898

	51,141	72,807
Less: Inventory obsolescence	(3,300)	(3,731)

Inventories, net	$47,841	$69,076

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

8. Write-off of deferred security offering costs

The Company filed its initial Form S-1 related to its planned initial public offering (IPO) of ordinary shares with the Securities and Exchange Commission (SEC) on November 7, 2007 and filed amendment No. 1 on January 30, 2008. IPO costs of $4,044 directly associated with the Company’s filing had been capitalized and recorded as deferred securities offering costs included in prepayment expenses and other current assets on the balance sheet as of June 27, 2008. Due to market conditions, the Company decided, as of September 26, 2008, to postpone its proposed offering, and as a result, expensed $4,044 of offering costs capitalized during the year ended June 27, 2008, related to its initial filing and amendment No. 1 in accordance with SEC Staff Accounting Bulletin (SAB) Topic 5A. The write-off was charged to selling, general and administrative expense.

9. Property, plant and equipment, net

The components of property, plant and equipment, net were as follows:

	Land	Building and building improvement	Manufacturing equipment	Office equipment	Motor vehicles	Computers	Construction and machinery under installation	Total
As of June 27, 2008
Cost	$5,738	$39,403	$37,867	$3,493	$739	$9,727	$668	$97,635
Less: Accumulated depreciation	—	(3,750)	(27,167)	(1,309)	(462)	(5,312)	—	(38,000)

Net book value	$5,738	$35,653	$10,700	$2,184	$277	$4,415	$668	$59,635

As of June 26, 2009
Cost	$5,738	$39,718	$39,324	$3,986	$808	$10,116	$12	$99,702
Less: Accumulated depreciation	—	(5,668)	(29,287)	(1,739)	(581)	(6,393)	—	(43,668)

Net book value	$5,738	$34,050	$10,037	$2,247	$227	$3,723	$12	$56,034

Depreciation expense amounted to $8,212, $7,212 and $6,177 for the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively. Cost of assets held under capital leases related to vehicles at cost $0, $65 and $219, computer at cost $0, $537 and $537 and total accumulated amortization under capital leases of $0, $363 and $348 as of June 26, 2009, June 27, 2008 and June 29, 2007, respectively.

Depreciation expense is allocated between cost of revenues and selling, general and administrative expenses in the consolidated statements of operations.

The impairment charges are included in selling, general and administrative expenses in the consolidated statements of operations.

The cost of fully depreciated property, plant and equipment written-off during the years ended June 26, 2009, June 27, 2008 and June 29, 2007 amounted to $695, $478 and $274, respectively.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

10. Intangibles

The following tables present details of the Group’s intangibles:

	June 26, 2009
	Gross Carrying Amount	Accumulated Amortization	Net
Software	$3,054	$(1,710)	$1,344

Total intangibles	$3,054	$(1,710)	$1,344

	June 27, 2008
	Gross Carrying Amount	Accumulated Amortization	Net
Software	$2,867	$(1,194)	$1,673

Total intangibles	$2,867	$(1,194)	$1,673

The Group recorded amortization expense relating to intangibles of $515, $412, and $258 for the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively.

Based on the carrying amount of intangibles as of June 26, 2009, the estimated future amortization at each fiscal year ended June is as follows:

2010	$487
2011	411
2012	298
2013	137
2014	11

Total amortization	$1,344

11. Borrowings

Bank borrowings and long-term debt related to continuing operations was comprised of the following:

	June 26, 2009	June 27, 2008
Short-term bank borrowings	$—	$—
Long-term loans from banks	27,318	29,575

Total borrowings	$27,318	$29,575

Long-term loan from banks consisted of:
Current portion	$7,933	$6,257
Non-current portion	19,385	23,318

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

As of June 26, 2009 and June 27, 2008, the Group had outstanding borrowings under long-term loan agreements with banks totalling $27,318 and $29,575, respectively, which consisted of:

Contract No.	Amount		Interest rate per annum (%)	Conditions	Repayment term
	June 26, 2009	June 27, 2008
1	$20,083	$17,000	SIBOR + 1.5% per annum	Repayable commencing from May 2009 in quarterly instalments within 8 years	May 2009 - February 2015

2	425	1,425	LIBOR + 2.25% per annum	Repayable in quarterly installments within 4 years	March 2005 - March 2010

3	2,000	3,000	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	April 2004 - February 2011

4	3,310	4,650	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	June 2005 - November 2011

5	1,500	3,500	LIBOR + 1.5% per annum	Repayable in quarterly installments within 2 years	March 2008 - February 2010

Total	$27,318	$29,575

Certain of the long-term loans are secured by certain property, plant and equipment. The carrying amount of assets secured and pledged as collateral was $38,264 and $42,010 as of June 26, 2009 and June 27, 2008, respectively. The Group has property, plant and equipment totaling $2,473 and $3,543 that cannot be pledged with other financial institutions as of June 26, 2009 and June 27, 2008, respectively. The carrying amounts of borrowings approximate their fair value.

Certain of the long term loans prescribe maximum ratios of debt to equity and minimum levels of debt service coverage ratios.

As of June 26, 2009 and June 27, 2008, the Group was in compliance with its long-term loan agreements.

In addition to financial ratios, certain of the Group's packing credits and long-term loans include customary events of default. There is no requirement for the Group to maintain a lock-box arrangement under these agreements. As such, the non-current portions of the long-term loans are classified as non-current liabilities in the consolidated balance sheet.

The movements of long-term loans for the period ended were as follows:

	June 26, 2009	June 27, 2008
Opening net book amount	$29,575	$13,498
Additional loans during the year	4,000	20,000
Repayment during the year	(6,257)	(3,923)

Closing net book amount	$27,318	$29,575

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

As of June 26, 2009, future maturities of long-term debt are as follows at each fiscal year ending June:

2010	$7,933
2011	6,008
2012	4,298
2013	3,668
2014	3,668
Thereafter	1,743

Total	$27,318

Credit facilities:

Undrawn available credit facilities as of June 26, 2009 and June 27, 2008 totaled:

	June 26, 2009	June 27, 2008
Bank borrowings:
Short-term loans	$49,888	$49,961
Long-term loans	1,000	5,000

12. Severance liabilities

	June 26, 2009	June 27, 2008
At the beginning of the fiscal year	$2,559	$1,953
Charged to statement of operations	138	606

At the end of the fiscal year (June)	$2,697	$2,559

Severance payments of $0, $0 and $5 were paid in the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively.

The amount recognized in the balance sheet at fiscal year end is determined as follows:

	June 26, 2009	June 27, 2008
Present value of defined benefit obligation	$2,697	$2,559

Liability in balance sheet	$2,697	$2,559

The amount recognized in the statement of operations is as follows:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Current service cost	$364	$397	$381
Interest cost	156	118	95
Benefit paid	—	—	(5)
Actuarial (gain)/loss on obligation	(382)	91	260

Total included in staff costs	$138	$606	$731

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

The principal actuarial assumptions used were as follows:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Discount rate (percent)	4.5	6.4	6.0
Future salary increases (percent)	4.3	4.7	4.6

13. Restructuring

As part of the Group’s ongoing focus on cost efficiencies in all areas of its business, together with the need to align the business in response to the recent global economic downturn, the Group implemented a restructuring plan. During the third quarter of fiscal 2009, the Group incurred restructuring expenses of $2,389 for severance cost and benefits incurred for the termination of 189 employees, which were recorded in fiscal 2009 in restructuring charges.

14. Share-based compensation and warrants

Share-based compensation

Adoption of FASB ASC 718

Effective July 1, 2006, the Group adopted the fair value recognition provisions of FASB ASC Topic 718, Compensation—Stock Compensation (“FASB ASC 718”). Under the fair value recognition provisions of FASB ASC 718, the Group applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Awards granted (or modified, repurchased, or cancelled) after the adoption of FASB ASC 718 are accounted for under the provisions of FASB ASC 718. FASB ASC 718 requires companies to recognize the cost of employee service received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. In determining the grant date fair value of those awards, the Group is required to make estimates of the fair value of the Group’s ordinary shares, expected dividends to be issued, expected volatility of the Group’s shares, expected forfeitures of the awards, risk free interest rates for the expected term of the awards, expected terms of the awards, and the vesting period of the respective awards. The effect of recording share-based compensation expense for the fiscal years 2009, 2008 and 2007 was as follows:

	June 26, 2009	June 27, 2008	June 29, 2007
Share-based compensation expense by type of award:
Employee share options
Total share-based compensation expense	$837	$1,144	$811
Tax effect on share-based compensation expense	—	—	—

Net effect on share-based compensation expense	$837	$1,144	$811

Share-based compensation expense was recorded in the consolidated statements of operations as follows: cost of revenues of $449, $593 and $373 for the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively, and SG&A expenses of $388, $551, and $438 for the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively. The Group did not capitalize any share-based compensation expense as part of any assets during the years ended June 26, 2009, June 27, 2008 and June 29, 2007.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates.

Share option activity

Share options have been granted to directors and employees. On March 16, 2007, the Group amended and restated its 1999 Share Option Plan to increase the number of ordinary shares authorized for issuance under the 1999 Share Option Plan by 300,000 ordinary shares and on August 28, 2008, the board of directors approved an amendment of the Plan to increase the number of ordinary shares reserved under the Plan by 60,000 ordinary shares, such that the aggregate number of shares reserved under the 1999 Share Option Plan is 3,502,857 shares.

As of June 26, 2009, Fabrinet had 128,357 ordinary shares available for future option grants to employees and directors under its Amended and Restated 1999 Share Option Plan. The board of directors has the authority to determine the type of option and the number of shares subject to the option. Options generally vest and become exercisable over four years and expire, if not exercised, within 7 years of the grant date. In the case of a grantee’s first grant, 25 percent of the underlying shares subject to option vest 12 months after the grant date and 1/48 of the underlying shares vest each of the following thirty-six months. In the case of any additional grants to a grantee, 1/48 of the underlying shares subject to option vest each month for four years, commencing one month after the grant date. During the years ended June 26, 2009, June 27, 2008 and June 29, 2007, the Group granted options to purchase an aggregate of 108,600, 145,100 and 287,600 ordinary shares, respectively, with an estimated total grant date fair value of $533, $1,227 and $1,888, respectively, and a weighted average grant date fair value of $4.91, $8.45 and $6.56 per share, respectively.

The weighted average exercise price of options granted during the year ended June 26, 2009 was $5.57 per share. The total fair value of shares vested during the years ended June 26, 2009, June 27, 2008 and June 29, 2007 was $1,186, $2,261 and $3,312, respectively. The total intrinsic value of options exercised during the years ended June 26, 2009, June 27, 2008 and June 29, 2007 was $2,632, $1,690 and $1,293, respectively. In conjunction with these exercises, there was no tax benefit realized by the Company due to the fact that it is exempted from income tax. The amount of cash received from the exercise of share options and one warrant to purchase ordinary shares was $853 during the year ended June 26, 2009.

As of June 26, 2009, $596 of estimated share-based compensation expense related to share options remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 2.28 years.

Determining Fair Value

Valuation Method—The Group estimated the fair value of the ordinary shares to be used in the Black-Scholes-Merton (“BSM”) option-pricing formula by taking into consideration a number of assumptions, including revenues and price to earnings multiples of publicly traded competitors and industry comparables, and applied a reasonable discount factor through June 29, 2007, noting this discount factor was removed during the year ended June 27, 2008 as the Group was progressing with its initial public offering and a discount was no longer deemed appropriate. For fiscal 2009, the Group did not apply a discount to any of its option grants.

Expected Dividend—The Group’s expected dividend rate was zero prior to our first dividend declaration on October 24, 2008 as we did not historically pay cash dividends on our ordinary shares and did not anticipate doing so for the foreseeable future for grants issued prior to October 24, 2008. For grants issued subsequent to October 24, 2008, we used an annualized dividend yield based on the per share dividend declared by our Board of Directors.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Expected Volatility—As the Group is a privately held organization and does not have actively traded ordinary shares that would enable management to calculate an expected volatility, management has based its expected volatility on a comparable industry index volatility as a reasonable measure of expected volatility in accordance with the guidance of FASB ASC 718.

Risk-Free Interest Rate—The Group bases the risk-free interest rate used in the BSM valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the option.

Expected Term—Expected terms used in the BSM option-pricing formula represent the periods that the Group’s share options are expected to be outstanding and are determined based on the Group’s historical experience of similar awards, giving consideration to the contractual terms of the share options, vesting schedules and expectations of future employee behaviour.

Vesting Period—The Group’s share options generally vest and become exercisable over a four-year period, which is generally the requisite service period, and have a 7 year expiration period. For an individual’s initial grant, 25 percent of the shares subject to options vest 12 months after the vesting commencement date and 1/48 of the shares vest each month for the thirty-six months thereafter. In the case of any additional grants to an individual, 1/48 of the underlying shares subject to option vest each month for four years, commencing one month after the grant date.

Fair Value—The fair value of the Group’s share options granted to employees for the years ended June 26, 2009, June 27, 2008 and June 29, 2007 was estimated using the following weighted-average assumptions:

	June 26, 2009	June 27, 2008	June 29, 2007
Dividend yield	5.28%	—	—
Expected volatility	77.4%	60.5%	63%
Risk-free rate of return (percent)	2.80	3.51	4.76
Expected term (in years)	4.55	4.55	4.53

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

The following summarizes activities under the 1999 Share Option Plan:

	Number of shares underlying options			Weighted-average exercise price per share
	Year Ended			Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007	June 26, 2009	June 27, 2008	June 29, 2007
Shares underlying options outstanding at beginning of the year	1,619,988	1,725,575	1,595,138	$2.20	$1.85	$1.51
Granted
—at below fair market value	108,600	145,100	287,600	5.57	4.82	3.36
Exercised	(557,650)	(220,258)	(117,838)	1.53	1.08	1.02
Forfeited	(68,954)	(22,729)	(23,833)	4.50	3.50	2.24
Expired	(78,392)	(7,700)	(15,492)	2.06	1.75	1.70

Shares underlying options outstanding at end of the year	1,023,592	1,619,988	1,725,575	2.77	2.20	1.84

Shares underlying options exercisable at end of the year	760,897	1,217,581	1,179,420	$2.20	$1.76	$1.51

The following summarizes information for share options outstanding as of June 26, 2009:

Number of shares underlying options	Exercise price	Weighted average remaining contractual life (years)
256,500	$1.50	1.45
204,150	1.75	2.62
62,325	2.00	3.23
49,308	2.25	2.57
20,488	2.75	4.01
49,600	3.00	4.25
182,021	3.50	4.45
3,600	4.00	4.91
29,000	4.25	5.18
29,200	4.75	5.43
35,200	5.00	5.64
15,800	5.25	5.87
60,000	5.50	6.17
26,400	5.75	6.36

1,023,592

Warrants

In March 2000, the Group granted a contingent warrant to purchase 1,285,714 ordinary shares to a director, employee and founding shareholder in conjunction with the sale of shares to Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific. The contingent warrant vested as shares were sold to third parties or at a rate of

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

one ordinary share subject to the warrant for every four ordinary shares that vested pursuant to options granted under the Amended and Restated 1999 Employee Share Option Plan. The contingent warrant was granted to the individual in his capacity as a shareholder to protect the founding shareholder from dilution and was not tied to his continued service as a director or employee. The Group accounted for the contingent warrant in accordance with FASB ASC Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“FASB ASC 815-40”). The warrant was only settled by the issuance of ordinary shares. Pursuant to the guidance, the contingent warrant was accounted for as issued on the date of grant in March 2000 at fair value and was recorded as a dividend in shareholders equity. Subsequent exercises were recorded as a reclassification from warrant to ordinary shares. As of June 27, 2008, the Group had reserved 34,175 ordinary shares for future exercise of the warrant. As of June 26, 2009, there was no outstanding warrant due to its exercise in full.

The following summarizes the activities relating to the warrant:

	Number of shares underlying options			Weighted-average exercise price per share
	Year Ended			Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007	June 26, 2009	June 27, 2008	June 29, 2007
Shares underlying warrant at beginning of the year	34,175	97,175	180,718	$0.01	$0.01	$0.01
Exercised	(34,175)	(63,000)	(83,543)	$0.01	$0.01	$0.01

Shares underlying warrant at end of the year	—	34,175	97,175	—	$0.01	$0.01

Exercisable shares underlying warrant at end of the year	—	1,171	—	$—	$0.01	$0.01

15. Shareholders’ equity

Share capital

The total authorized number of ordinary shares is 35 million shares with a par value of $0.01 per share. All issued shares are of the same class, ordinary shares.

In the year ended June 29, 2007, warrant and option holders exercised 83,543 shares under the warrant and options to purchase 117,838 shares, resulting in 201,381 ordinary shares being issued for consideration of $0.01 per share for the warrant and a weighted average exercise price of $1.03 per share for the options. All issued shares are fully paid.

In the year ended June 27, 2008, warrant and option holders exercised 63,000 shares under the warrant and options to purchase 220,258 shares, resulting in 283,258 ordinary shares being issued for consideration of $0.01 per share for the warrant and a weighted average exercise price of $1.08 per share for the options. All issued shares are fully paid.

In the year ended June 26, 2009, warrant and option holders exercised 34,175 shares under the warrant and options to purchase 557,650 shares, resulting in 591,825 ordinary shares being issued for consideration of $0.01 per share for the warrant and a weighted average exercise price of $1.53 per share for the options.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

16. Dividend payment

At the meeting of the Board of Directors of Fabrinet held on October 16, 2008, the Board declared a cash dividend of $0.33 per share. The dividend was paid to all shareholders on the register on October 24, 2008 and the dividend of approximately $10 million was paid on October 28, 2008 and recorded in fiscal 2009.

17. Related party transactions and balances

JDS Uniphase Corporation, a customer and shareholder of Fabrinet, held 6.4%, 6.4%, and 6.5% of the Company’s share capital (fully diluted) as of June 26, 2009, June 27, 2008 and June 29, 2007, respectively. A representative from JDS Uniphase Corporation served as a director of Fabrinet until August 2007.

Frank H. Levinson, former Chairman of the Board and Chief Technical Officer of Finisar Corporation (“Finisar”) and a member of Finisar’s board of directors until August 29, 2008, is a member of the board of directors of Fabrinet. Finisar purchased products from the Company totaling $12,590, and the Company recorded purchases of $8,272 from Finisar during the two months ended August 29, 2008. As of August 29, 2008, Finisar owed the Company $9,651, and the Company owed Finisar approximately $6,512. Because Mr. Levinson was not an officer, director, employee or shareholder of Finisar, as of June 26, 2009, Finisar is no longer a related company.

Asia Pacific Growth Fund III, L.P. held 57.3%, 57.6% and 58.2% of the Company’s share capital (fully diluted) As of June 26, 2009, June 27, 2008 and June 29, 2007, respectively. Currently, the Group has no commercial transactions with Asia Pacific Growth Fund III, L.P.

The following transactions were carried out with related parties:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
Revenues
Sales of goods:
JDS Uniphase Corporation	$89,305	$100,067	$118,829
Finisar Corporation	12,590	63,245	72,861

	$101,895	$163,312	$191,690

Cost of revenues
Purchases of goods:
JDS Uniphase Corporation	$24,895	$37,084	$39,231
Finisar Corporation	8,272	37,768	39,459

	$33,167	$74,852	$78,690

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

	June 26, 2009	June 27, 2008
Trade accounts receivable
JDS Uniphase Corporation	$12,264	$18,414
Finisar Corporation	—	12,021

	$12,264	$30,435

Trade accounts payable
JDS Uniphase Corporation	$2,557	$5,403
Finisar Corporation	—	6,702

	$2,557	$12,105

Other payables
JDS Uniphase Corporation—current portion	$—	$2,413
JDS Uniphase Corporation—non-current portion	—	—

	$—	$2,413

18. Employee profit sharing and executive bonus plans

The Group allocates a certain percentage of adjusted pretax profits to its Employee Profit Sharing Plan on a quarterly basis that is currently distributed to employees employed for the full quarter, excluding officers. The Group also allocates a certain percentage of adjusted quarterly pretax profits to its Executive Bonus Plan, which is available solely to the Group’s officers. Distributions to corporate officers under this plan are subject to the discretion of Fabrinet’ s board of directors. The plans were terminated in the three months ended March 27, 2009. Charges to the income statement for distributions to employees and corporate officers under these plans were $2,916, $5,045 and $5,214 during the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively. Payments under the plans are made in the quarter following the quarter in which the bonus is earned.

19. Commitments and contingencies

Bank guarantees

As of June 26, 2009 and June 27, 2008, there were outstanding bank guarantees given by banks on behalf of Fabrinet Thailand for electricity usage and other normal business amounting to $617 and $627, respectively.

Operating lease commitments

The Group leases a portion of its capital equipment, and certain land and buildings for its facilities in Thailand, China and New Jersey, under operating lease arrangements that expire in various years through 2014. Rental expense under these operating leases amounted to $1,706, $1,680 and $1,490 for the years ended June 26, 2009, June 27, 2008 and June 29, 2007, respectively.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

As of June 26, 2009, the future minimum lease payments due under non-cancelable leases are as follows at each fiscal year end in June:

2010	$1,729
2011	1,457
2012	1,444
2013	1,444
2014	942

Total minimum operating lease payments	$7,016

Purchase obligations

Purchase obligations represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally give the Group the option to cancel, reschedule and/or adjust its requirements based on its business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

As of June 27, 2008, there was an outstanding commitment to a third party relating to the development of a new factory site of $215. As of June 26, 2009, there was no outstanding commitment to a third party relating to the development of a new factory site.

20. Business segments and geographic information

The Group evaluates its reportable segments in accordance with FASB ASC Subtopic 280-10, Segment Reporting (“FASB ASC 280-10”). Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is Fabrinet’s board of directors. As of June 26, 2009, the Group operated and internally managed a single operating segment. Accordingly, the Group does not accumulate discrete information with respect to separate product lines and does not have separate reportable segments.

The Group operates primarily in three geographic regions: North America, Asia-Pacific and Europe. The following table presents total revenues by geographic regions:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
North America	$271,148	$318,321	$322,573
Asia-Pacific	151,350	156,073	154,072
Europe	18,601	36,704	19,498

	$441,099	$511,098	$496,143

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Total revenues are attributed to a particular geographic area based on the location to which the customer’s order is shipped. The Group has approximately $110 of long-lived assets based in North America, with the substantial remainder of its assets based in the Asia region.

Significant customers

Total revenues, by percentage, from individual customers representing 10% or more of total revenues in the respective periods were as follows:

	Year Ended
	June 26, 2009	June 27, 2008	June 29, 2007
JDS Uniphase Corporation	20%	20%	26%
Oclaro, Inc#	20	22	26
EMCORE Corporation	16	*	*
Finisar Corporation	15	12	15
Opnext, Inc	11	11	12

*	Less than 10% of total revenues in the period.
#

Pursuant to the merger of Avanex and Bookham (both customers of the Company) on April 27, 2009, Bookham changed its name to Oclaro, Inc. These figures represent the combined revenues of Bookham, Inc and Avanex Corporation.

The loss of any single significant customer could have a material adverse effect on the Group’s results from operations.

21. Financial instruments

Objectives and significant terms and conditions

The principal financial risks faced by the Group are foreign currency risk, credit risk, liquidity risk and interest rate risk. The Group borrows at floating rates of interest to finance its operations. A minority of sales and purchases and a majority of labor and overhead costs are entered into in foreign currencies. In order to manage the risks arising from fluctuations in currency exchange rates, the Group uses derivative financial instruments. Trading for speculative purposes is prohibited under company policies.

The Group enters into short-term forward foreign currency contracts to help manage currency exposures associated with certain assets and liabilities. The forward exchange contracts have generally ranged from one to six months in original maturity, and no forward exchange contract has an original maturity greater than one year. All foreign currency exchange contracts are recognized on the balance sheet at fair value. As the Group does not apply hedge accounting to these instruments, the derivatives are recorded at fair value through earnings.

The gains and losses on the Group’s forward contracts generally offset losses and gains on the assets, liabilities and transactions economically hedged, and accordingly, generally do not subject the Group to risk of significant accounting losses.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

Foreign Currency Risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Thai baht and the RMB.

As of June 26, 2009 and June 27, 2008 the Group had outstanding foreign currency assets and liabilities as follows:

	June 26, 2009		June 27, 2008
	Currency	$	Currency	$
Assets
Thai baht	110,018	3,228	137,845	4,104
Chinese renminbi	53,758	7,868	90,936	13,253

		11,096		17,357

Liabilities
Thai baht	295,114	8,659	499,321	14,865
Chinese renminbi	11,831	1,740	19,379	2,822

		10,399		17,687

The Thai baht assets represent cash and cash equivalents, accounts receivable, deposits and other current assets. The Thai baht liabilities represent trade accounts payable, accrued expenses and other payables. The Group manages its exposure to fluctuation in foreign exchange rates by the use of foreign currency contracts and offsetting assets and liabilities denominated in the same currency in accordance with management’s policy. As of June 26, 2009, there were $3,000 selling forward contracts outstanding on the Thai baht payables. As of June 27, 2008, there were $18,000 selling forward contracts outstanding on the Thai baht payables, $4,000 selling forward contract outstanding to fix the Thai baht amount to be received in relation to US$ long-term loan proceeds, and CAD $2,425 buying forward contract outstanding for CAD payment to a vendor.

The RMB assets represent cash and cash equivalents, accounts receivable and other current assets. The RMB liabilities represent trade accounts payable, accrued expenses and other payables. As of June 26, 2009 and June 27, 2008, there was no outstanding forward contract in relation to the RMB.

Interest Rate Risk

The Group’s principal interest bearing assets are time deposits held with high quality financial institutions. The Group’s principal interest bearing liabilities are bank loans which bear interest at floating rates.

FABRINET

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED JUNE 26, 2009, JUNE 27, 2008 AND JUNE 29, 2007

(in thousands of U.S. dollars)

22. Principal subsidiaries

The subsidiaries of the Group are:

Name	Business	Country of Incorporation	Percent interest
Fabrinet Co., Ltd.	Manufacturing and assembly	Thailand	99.99

Fabrinet USA, Inc.	Marketing and administration	United States of America (California)	100

FBN New Jersey Manufacturing, Inc.	Manufacturing and assembly	United States of America (Delaware)	100

Fabrinet China Holdings	Holding company	Mauritius Island	100

CASIX Inc. (a wholly-owned subsidiary of Fabrinet China Holdings)	Manufacturing and assembly	People Republic of China	100

Fabrinet Pte. Ltd.	Sales and administrative support services and supply chain sourcing center	Singapore	100

All subsidiaries are unlisted.

23. Subsequent events

In the preparation of its consolidated financial statements, the Company considered subsequent events through September 2, 2009, which is the date the Company’s consolidated financial statements are issued.

A dividend of $1.00 per ordinary share was declared on August 20, 2009 and paid on September 1, 2009. The record date for determining dividend entitlements was August 28, 2009.

FABRINET

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 26, 2010 AND JUNE 26, 2009

(in thousands of U.S. dollars, except share data)

	March 26, 2010	June 26, 2009
Assets
Current assets
Cash and cash equivalents	$90,044	$114,845
Restricted cash	478	—
Trade accounts receivable, net	80,620	51,783
Trade accounts receivable, related parties	14,216	12,264
Inventories, net	80,198	47,841
Deferred income taxes	664	431
Prepaid expenses and other current assets	3,437	1,218

Total current assets	269,657	228,382

Non-current assets
Property, plant and equipment, net	57,509	56,034
Intangibles, net	1,026	1,344
Deferred income taxes	1,539	1,427
Deposits and other non-current assets	613	898

Total non-current assets	60,687	59,703

Total assets	$330,344	$288,085

Liabilities and shareholders’ equity
Current liabilities
Long-term loans from banks, current portion	$6,039	$7,933
Trade accounts payable	91,212	51,020
Trade accounts payable, related parties	2,837	2,557
Income tax payable	1,833	864
Accrued payroll, profit sharing and related expenses	4,968	3,868
Accrued expenses	2,704	2,353
Other payables	6,109	1,417

Total current liabilities	115,702	70,012

Non-current liabilities
Long-term loans from banks, non-current portion	14,964	19,385
Severance liabilities	3,243	2,697
Other non-current liabilities	2,075	2,486

Total non-current liabilities	20,282	24,568

Total liabilities	135,984	94,580

Commitments and contingencies (Note 15)
Shareholders’ equity
Preferred shares (5,000,000 shares authorized, $0.01 par value; no shares issued and outstanding on March 26, 2010 and June 26, 2009, respectively)	—	—
Ordinary shares (500,000,000 shares authorized, $0.01 par value; 30,913,709 shares and 30,636,622 shares issued and outstanding on March 26, 2010 and June 26, 2009, respectively)	309	306
Additional paid-in capital	30,585	29,633
Retained earnings	163,466	163,566

Total shareholders’ equity	194,360	193,505

Total liabilities and shareholders’ equity	$330,344	$288,085

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FABRINET

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars, except share data)

	Three Months Ended		Nine Months Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009
Revenues:
Revenues	$114,406	$65,553	$296,543	$270,533
Revenues, related parties	22,484	19,281	51,758	86,808
Income from production wind-down and transfer agreements, related party	—	—	—	1,358

Total revenues	136,890	84,834	348,301	358,699

Cost of revenues	(117,761)	(75,299)	(303,339)	(309,009)

Gross profit	19,129	9,535	44,962	49,690
Selling, general and administrative expenses	(4,356)	(3,992)	(11,965)	(18,624)
Restructuring charges	—	(2,389)	—	(2,389)

Operating income	14,773	3,154	32,997	28,677
Interest income	62	165	254	622
Interest expense	(108)	(288)	(397)	(1,046)
Foreign exchange gain (loss), net	(97)	(16)	(131)	649

Income before income taxes	14,630	3,015	32,723	28,902
Income tax expense (benefit)	(1,119)	385	(1,974)	(1,535)

Net income	$13,511	$3,400	$30,749	$27,367

Earnings per share
Basic	$0.44	$0.11	$1.00	$0.90
Diluted	$0.43	$0.11	$0.98	$0.88
Weighted average number of ordinary shares outstanding (thousands of shares)
Basic	30,901	30,472	30,821	30,287
Diluted	31,365	30,932	31,340	31,142

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FABRINET

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars, except share data)

	Ordinary Shares		Additional Paid-in Capital	Warrants	Retained Earnings	Total
	Shares	Amount
For the nine months ended March 26, 2010

Balances as of June 26, 2009	30,636,622	$306	$29,633	$—	$163,566	$193,505
Net income	—	—	—	—	30,749	30,749
Share-based compensation expense related to employee share option plan	—	—	494	—	—	494
Shares issued under employee share option plan	277,087	3	458	—	—	461
Dividends to shareholders	—	—	—	—	(30,849)	(30,849)

Balances as of March 26, 2010	30,913,709	$309	$30,585	$—	$163,466	$194,360

For the nine months ended March 27, 2009

Balances as of June 27, 2008	30,044,797	$300	$27,915	$34	$142,316	$170,565
Net income	—	—	—	—	27,367	27,367
Share-based compensation expense related to employee share option plan	—	—	678	—	—	678
Shares issued under employee share option plan	411,750	4	628	—	—	632
Shares issued under exercise of warrant	16,000	—	16	(16)	—	—
Dividends to shareholders	—	—	—	—	(10,054)	(10,054)

Balances as of March 27, 2009	30,472,547	$304	$29,237	$18	$159,629	$189,188

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FABRINET

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

	Nine Months Ended
	March 26, 2010	March 27, 2009
Cash flows from operating activities
Net income for the period	$30,749	$27,367
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	5,670	6,256
Amortization of intangibles	371	383
Gain on disposal of property, plant and equipment	(7)	—
Allowance for doubtful accounts and warranties	36	(55)
Unrealized gain on exchange rate and fair value of derivative	(302)	(626)
Share-based compensation	494	678
Deferred income tax	(345)	618
Amortization of deferred revenues	—	(1,358)
Provision for uncertain tax position and severance liabilities, net of payments	(4)	125
Inventory obsolescence	(1,231)	(666)
Write-off security offering costs	—	4,044
Changes in operating assets and liabilities
Trade accounts receivable	(28,850)	26,974
Trade accounts receivable, related parties	(1,952)	3,800
Inventories	(31,126)	17,194
Other current assets and non-current assets	(1,927)	1,379
Trade accounts payable	40,192	(20,318)
Trade accounts payable, related parties	280	(2,968)
Other payable, related party	—	(58)
Income tax payable	969	(2,143)
Other current liabilities and non-current liabilities	3,359	(2,697)

Net cash provided by operating activities	16,376	57,929

Cash flows from investing activities
Purchase of property, plant and equipment	(4,227)	(6,653)
Purchase of intangibles	(53)	(182)
Purchase of assets for lease under direct financing leases	(3)	(17)
Proceeds from direct financing leases	27	60
Proceeds from disposals of property, plant and equipment	18	17
Funding of restricted cash	(478)	—

Net cash used in investing activities	(4,716)	(6,775)

Cash flows from financing activities
Receipts from long-term loans from banks	—	4,000
Repayments of long-term loans from banks	(6,315)	(3,920)
Installment payments for production wind-down and transfer agreements and acquisitions	—	(1,762)
Repayment of capital lease liabilities	—	(23)
Proceeds from issue of ordinary shares under employee share option plan	461	632
Payment of dividends to shareholders	(30,849)	(10,054)

Net cash used in financing activities	(36,703)	(11,127)

Net (decrease) increase in cash and cash equivalents	$(25,043)	$40,027

Movement in cash and cash equivalents
Cash and cash equivalents at beginning of period	114,845	55,682
(Decrease) increase in cash and cash equivalents	(25,043)	40,027
Effect of exchange rate on cash and cash equivalents	242	(249)

Cash and cash equivalents at end of period	$90,044	$95,460

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

1. Business and organization

General

Fabrinet (“Fabrinet” or the “Company”) was incorporated on August 12, 1999, and commenced operations on January 1, 2000. The Company is an exempted company incorporated with limited liability, and is domiciled in the Cayman Islands, British West Indies. Fabrinet and its direct and indirect subsidiaries are referred to as the “Group”.

The Group provides precision optical, electro-mechanical and electronic manufacturing services to original equipment manufacturers (OEMs) of complex products, such as optical communication components, modules and sub-systems. The Group offers a broad range of advanced optical capabilities across the entire manufacturing process, including process engineering and design for manufacturability, supply chain management, manufacturing, integration and full product assembly and test. The Group focuses primarily on the production of low-volume, high-mix products.

The Company has the following direct and indirect subsidiaries:

•	Fabrinet Co., Ltd., (“Fabrinet Thailand”) incorporated in Thailand on September 27, 1999;

•	Fabrinet USA, Inc., incorporated in the U.S. in the State of California on October 12, 1999;

•	FBN New Jersey Manufacturing, Inc., incorporated in the U.S. in the State of Delaware on May 11, 2005;

•	Fabrinet China Holdings, incorporated in Mauritius and CASIX Inc., incorporated in the People’s Republic of China, were both acquired on May 29, 2005; and

•	Fabrinet Pte. Ltd., incorporated in Singapore on November 14, 2007.

The Asia Pacific Growth Fund III, L.P. held 57.2% and 57.3% of the Company’s share capital (fully diluted) as of March 26, 2010 and June 26, 2009, respectively.

2. Accounting policies

Basis of presentation

The condensed consolidated financial statements of Fabrinet included herein have been prepared on a basis consistent with the June 26, 2009 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to fairly present the information set forth therein. These condensed consolidated financial statements should be read in conjunction with the June 26, 2009 audited consolidated financial statements and notes thereto. The year-end condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). Fabrinet’s results of operations for the three and nine months ended March 26, 2010 and March 27, 2009 are not necessarily indicative of future operating results.

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amount of total revenues and expense during the year. The Group bases estimates on historical experience and various

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

assumptions about the future that are believed to be reasonable based on available information. The Group’s reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, some of which are discussed below. Significant assumptions are used in accounting for business combinations, share-based compensation, allowance for doubtful accounts, income taxes and inventory obsolescence, among others. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Fiscal years

The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the last Friday of June. The three and nine months ended March 26, 2010 consisted of 13 weeks and 26 weeks, respectively. The three and nine months ended March 27, 2009 consisted of 13 weeks and 26 weeks, respectively. Fiscal year 2010 will comprise 52 weeks and will end June 25, 2010.

Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.

As of March 26, 2010, the Group’s cash and cash equivalents were held in financial instruments of banks with credit ratings of A minus or above as determined by Fitch Ratings.

Accounts receivable include amounts due from companies which are monitored by the Group for credit worthiness. Given the Company’s concentration of credit risk, management closely monitors near term cash collection and credit exposures. As of March 26, 2010, the Group identified receivables of approximately $17,989 and inventory of approximately $9,709 relating to a significant customer representing approximately 10% of total revenues for the nine months ended March 26, 2010 that may be adversely affected. Currently, management continues to monitor the Company’s exposures in collaboration with the customer and believes no material loss will be incurred. Accordingly, no allowance for doubtful accounts or inventory write-off related to this customer has been recorded. The loss of this or any other significant customer may have a significant adverse effect on the financial results. Accounts receivable from individual customers that were equal to or greater than 10% of total accounts receivables as of March 26, 2010 and June 26, 2009 were as follows:

	March 26, 2010	June 26, 2009
EMCORE Corporation	19%	14%
JDS Uniphase Corporation	15	19
Oclaro, Inc.#	14	22
Opnext, Inc	12	13
Finisar Corporation	11	13

#

Pursuant to the merger of Avanex and Bookham (both customers of the Company) on April 27, 2009, Bookham changed its name to Oclaro, Inc. These figures represent the combined receivables of Bookham, Inc. and Avanex Corporation.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

Recent accounting pronouncements

In March 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-11—Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives. The FASB issued an update that amends and clarifies the guidance on how entities should evaluate credit derivatives embedded in beneficial interests in securitized financial assets. More financial instruments will now be accounted for at fair value through earnings, including some unfunded securitized instruments, synthetic collateralized debt obligations and other similar securitization structures. The updated guidance eliminates the scope exception for bifurcation of embedded credit derivatives in interests in securitized financial assets, unless they are created solely by subordination of one financial instrument to another. Little guidance has been provided regarding how interests in securitized financial assets should be bifurcated. This guidance allows entities to elect the fair value option for any beneficial interest in securitized financial assets upon adoption. This guidance is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first quarter beginning after issuance of this guidance. The Company will adopt this guidance in the first quarter of fiscal 2011 and is currently evaluating the impact, if any, the guidance will have on its consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09—Subsequent Events (Topic 855)—Amendments to Certain Recognition and Disclosure Requirements. The FASB has amended its guidance on subsequent events to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. This change alleviates potential conflicts with current SEC guidance. The amended guidance also clarifies that an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market must evaluate subsequent events through the date of issuance of its financial statements and must disclose such date. That amendment is effective for interim and annual periods ending after June 15, 2010. This guidance is effective upon issuance, except for the use of the issued date for conduit debt obligors. This guidance was effective for the Company in the third quarter of fiscal 2010 and did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06—Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. This guidance provides amendments to Subtopic 820-10 that requires new disclosures as follows: (1) the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers should be disclosed; and (2) information about purchases, sales, issuances, and settlements should be separately presented in Level 3. This guidance also clarifies existing disclosures under Subtopic 820-10 as follows: (1) a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) disclosures about inputs and valuation techniques are required for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. This guidance was effective for the Company in the third quarter of fiscal 2010 and did not have a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB issued Accounting Standards Update No. 2009-17, Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. The amendments in this guidance are the result of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), codified in FASB ASC topic 810, Consolidations. This guidance is effective for fiscal years beginning

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

after November 15, 2009. The Company will adopt this guidance in fiscal 2011 and is currently evaluating the impact, if any, the guidance will have on its consolidated financial statements.

In December 2009, the FASB issued Accounting Standards Update No. 2009-16, Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets. The amendments in this guidance are the result of FASB Statement No. 166, Accounting for Transfers of Financial Assets, codified in FASB ASC topic 860, Transfers and Servicing. This guidance is effective for fiscal years beginning after November 15, 2009. The Company will adopt this guidance in fiscal 2011 and is currently evaluating the impact, if any, the guidance will have on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-14, Software (Topic 985)—Certain Revenue Arrangements That Include Software Elements (a consensus of the FASB Emerging Issues Task Force). This guidance amends FASB ASC Subtopic 985-605, Software—Revenue Recognition (“ASC 985-605”), such that tangible products containing both software and non-software components that function together to deliver the tangible product’s essential functionality, are no longer within the scope of ASC 985-605. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. This guidance will become effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. The Company will adopt this guidance in fiscal 2011 and is currently evaluating the impact, if any, it will have on the Company’s consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force), which amends FASB ASC Subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements. This guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This guidance replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. This guidance also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, this guidance requires expanded disclosures. This guidance will become effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. The Company will adopt this guidance in fiscal 2011 and is currently evaluating the impact, if any, it will have on the Company’s consolidated financial statements.

3. Earnings per ordinary share

Basic earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares outstanding during each period.

Diluted earnings per ordinary share are computed by dividing reported net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during each period. Dilutive ordinary equivalent shares consist of share options and share warrants.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

Basic earnings per ordinary share is calculated as follows:

	Three Months Ended
	March 26, 2010	March 27, 2009
Net income attributable to shareholders	$13,511	$3,400
Weighted average number of ordinary shares outstanding
(thousands of shares)	30,901	30,472
Basic earnings per ordinary share (in dollars)	$0.44	$0.11

	Nine Months Ended
	March 26, 2010	March 27, 2009
Net income attributable to shareholders	$30,749	$27,367
Weighted average number of ordinary shares outstanding
(thousands of shares)	30,821	30,287
Basic earnings per ordinary share (in dollars)	$1.00	$0.90

Diluted earnings per ordinary share is calculated as follows:

	Three Months Ended
	March 26, 2010	March 27, 2009
Net income used to determine diluted earnings per ordinary share	$13,511	$3,400
Weighted average number of ordinary shares outstanding
(thousands of shares)	30,901	30,472
Adjustment for incremental shares arising from the assumed exercise of share options and share warrants (thousands of shares)	464	460

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	31,365	30,932

Diluted earnings per ordinary share (in dollars)	$0.43	$0.11

	Nine Months Ended
	March 26, 2010	March 27, 2009
Net income used to determine diluted earnings per ordinary share	$30,749	$27,367
Weighted average number of ordinary shares outstanding
(thousands of shares)	30,821	30,287
Adjustment for incremental shares arising from the assumed exercise of share options and share warrants (thousands of shares)	519	855

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	31,340	31,142

Diluted earnings per ordinary share (in dollars)	$0.98	$0.88

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

4. Fair Value

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The following table sets forth the Company’s applicable assets measured at fair value on a recurring basis as of March 26, 2010:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
Assets
Money market fund	—	15,042	—	15,042

Total assets measured at fair value	$—	$15,042	$—	$15,042

The above money market fund is classified in cash and cash equivalents on the consolidated balance sheet.

5. Allowance for doubtful accounts

The activities and balances for allowance for doubtful accounts as of March 26, 2010 and March 27, 2009 are as follows:

	Balance at beginning of period	Charged to Expenses/ (Credited to Income) for the nine months	Balance at end of period
Period ended March 26, 2010	$16	$13	$29
Period ended March 27, 2009	$81	$(73)	$8

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

6. Inventories

	March 26, 2010	June 26, 2009
Raw materials	$36,982	$26,922
Work in progress	32,015	15,961
Finished goods	4,943	5,290
Goods in transit	8,327	2,968

	82,267	51,141
Less Inventory obsolescence	(2,069)	(3,300)

Inventories, net	$80,198	$47,841

7. Deferred security offering costs

The Company filed its initial Form S-1 related to its planned initial public offering (IPO) of securities with the Securities and Exchange Commission (SEC) on November 7, 2007; with amendment No. 1 filed on January 30, 2008. IPO costs of $4,044 directly associated with the Company’s filing had been capitalized and recorded as deferred security offering costs included in prepayment expenses and other current assets on the balance sheet as of June 27, 2008. Due to market conditions at the time, the Company decided, as of September 26, 2008, to postpone its proposed offering, and as a result, expensed $4,044 of offering costs capitalized during the year ended June 27, 2008, related to its initial filing and amendment No. 1 in accordance with SEC Staff Accounting Bulletin (SAB) Topic 5A. The write-off was charged to selling, general and administrative expense in the first quarter of fiscal 2009.

Following an improvement in market conditions in the first quarter of fiscal 2010, the Company decided to again pursue an initial public offering by filing a registration statement on Form S-1 with the SEC. The Company filed a registration statement on Form S-1 on November 20, 2009; with amendment No. 1, amendment No. 2 and amendment No. 3 filed on December 28, 2009, January 19, 2010 and January 28, 2010, respectively. IPO costs of $1,217 directly associated with the Company’s filing have been capitalized and recorded as deferred security offering costs included in prepayment expenses and other current assets on the balance sheet as of March 26, 2010.

8. Intangibles

The following tables present details of the Group’s intangibles:

	March 26, 2010
	Gross Carrying Amount	Accumulated Amortization	Net
Software	$3,107	$(2,081)	$1,026

Total intangibles	$3,107	$(2,081)	$1,026

	June 26, 2009
	Gross Carrying Amount	Accumulated Amortization	Net
Software	$3,054	$(1,710)	$1,344

Total intangibles	$3,054	$(1,710)	$1,344

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

The Group recorded amortization expense relating to intangibles of $123, $134, $371 and $383 for the three months ended March 26, 2010 and March 27, 2009 and the nine months ended March 26, 2010 and March 27, 2009, respectively.

Based on the carrying amount of intangibles as of March 26, 2010, and assuming no future impairment of the underlying assets, the estimated future amortization at each fiscal year ended June is as follows:

2010	$121
2011	423
2012	309
2013	147
2014	21
Thereafter	5

Total amortization	$1,026

9. Borrowings

	March 26, 2010	June 26, 2009
Long-term loans from banks consisted of:
Current portion	$6,039	$7,933
Non-current portion	14,964	19,385

Total borrowings	$21,003	$27,318

At March 26, 2010 and June 26, 2009, the Group had outstanding borrowings under long-term loan agreements with banks totaling $21,003 and $27,318, respectively, which consisted of:

Contract No.	Amount		Interest rate per annum (%)	Conditions	Repayment term
	March 26, 2010	June 26, 2009
1	$17,332	$20,083	SIBOR + 1.5% per annum	Repayable commencing from May 2009 in quarterly installments within 8 years	May 2009 - February 2015

2	31	425	LIBOR + 2.25% per annum	Repayable in quarterly installments within 4 years	March 2005 - March 2010

3	1,000	2,000	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	April 2004 - February 2011

4	2,640	3,310	SIBOR + 1.5% per annum	Repayable in semi-annual installments within 7 years	June 2005 - November 2011

5	—	1,500	LIBOR + 1.5% per annum	Repayable in quarterly installments within 2 years	March 2008 - February 2010

Total	$21,003	$27,318

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

Certain of the long-term loans are secured by certain property, plant and equipment. The carrying amount of assets secured and pledged as collateral was $35,198 and $38,264 as of March 26, 2010 and June 26, 2009, respectively. The Group has property, plant and equipment totaling $0 and $2,473 that cannot be pledged with other financial institutions as of March 26, 2010 and June 26, 2009, respectively. The carrying amounts of borrowings approximate their fair value.

Certain of the long-term loans prescribe maximum ratios of debt to equity and minimum levels of debt service coverage ratios.

As of March 26, 2010 and June 26, 2009, the Group was in compliance with its long-term loan agreements.

In addition to financial ratios, certain of the Group’s packing credits and long-term loans include customary events of default. There is no requirement for the Group to maintain a lock-box arrangement under these agreements. As such, the non-current portions of the long-term loans are classified as non-current liabilities in the consolidated balance sheet.

The movements of long-term loans for the period ended March 26, 2010 were as follows:

March 26, 2010
Opening net book amount	$27,318
Additional loans during the period	—
Repayment during the period	(6,315)

Closing net book amount	$21,003

As of March 26, 2010, future maturities of long-term debt are as follows at each fiscal year ended June:

2010	$1,618
2011	6,008
2012	4,298
2013	3,668
2014	3,668
Thereafter	1,743

Total	$21,003

Credit facilities:

Undrawn available credit facilities as of March 26, 2010 and June 26, 2009 totaled:

	March 26, 2010	June 26, 2009
Bank borrowings:
Short-term loans	$50,142	$49,888
Long-term loans	1,000	1,000

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

10. Income tax

The Group implemented FASB ASC Topic 740, Income Taxes (“FASB ASC 740”). The income tax expenses for the three months ended March 26, 2010 and March 27, 2009 and the nine months ended March 26, 2010 and March 27, 2009 of $1,119, $(385), $2,837 and $1,883, respectively, were offset by the releases of tax reserves resulting from the expiration of certain statutes of limitations of $0, $0, $863 and $348, respectively. As of March 26, 2010, the liability for uncertain tax positions including accrued interest and penalties amounted to $1,825 (June 26, 2009: $2,375). The Group does not expect any material changes to the estimated amount of liability associated with its uncertain tax positions within the next 12 months.

The Group files several income tax returns in the United States and foreign tax jurisdictions. The tax years from 2006 to 2009 remain open to examination by U.S. federal and state tax authorities, and the tax years from 2005 to 2009 remain open to examination by the foreign tax authorities.

The Group’s income tax is recognized based on the best estimate of the expected annual income tax rate for the full financial year of each entity in the Group. The effective tax rate for the Group for the three months ended March 26, 2010 and March 27, 2009 and the nine months ended March 26, 2010 and March 27, 2009 was 8%, 13% (tax credit), 6% and 5% of net income, respectively.

11. Share-based compensation and warrants

Share options

The Group accounts for share option plans using the fair value recognition provisions of FASB ASC Topic 718, Compensation—Stock Compensation (“FASB ASC 718”). Under the fair value recognition provisions of FASB ASC 718, the Group applied the prospective transition method and measured share-based compensation at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Under the prospective transition method, the Group continues to account for outstanding non-vested awards under the provisions of APB 25. Awards granted (or modified, repurchased, or cancelled) after the adoption of FASB ASC 718 are accounted for under the provisions of FASB ASC 718. FASB ASC 718 requires companies to recognize the cost of employee service received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. In determining the grant date fair value of those awards, the Group is required to make estimates of the fair value of the Group’s ordinary shares, expected dividends to be issued, expected volatility of the Group’s shares, expected forfeitures of the awards, risk free interest rates for the expected term of the awards, expected terms of the awards, and the vesting period of the respective awards. FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates.

The effect of recording share-based compensation expense for the three months ended March 26, 2010 and March 27, 2009 and the nine months ended March 26, 2010 and March 27, 2009 was as follows:

	Three Months Ended		Nine Months Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009
Share-based compensation expense for employee share options
Total share-based compensation expense	$184	$139	$494	$678
Tax effect on share-based compensation expense	—	—	—	—

Net effect on share-based compensation expense	$184	$139	$494	$678

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

Share-based compensation expense was recorded in the condensed consolidated statements of operations as follows: cost of revenues of $79, $77, $227 and $362 for the three months ended March 26, 2010 and March 27, 2009 and the nine months ended March 26, 2010 and March 27, 2009, respectively, and SG&A expenses of $105, $62, $267 and $316 for the three months ended March 26, 2010 and March 27, 2009 and the nine months ended March 26, 2010 and March 27, 2009, respectively. The Group did not capitalize any share-based compensation expense as part of any assets during the three and nine months ended March 26, 2010 and March 27, 2009.

Share option activity

Share options have been granted to directors and employees. As of March 26, 2010, Fabrinet had 9,953 ordinary shares available for future option grants to employees and directors under its Amended and Restated 1999 Share Option Plan. The board of directors has the authority to determine the type of option and the number of shares subject to the option. Options generally vest and become exercisable over four years and expire, if not exercised, within 7 years of the grant date. In the case of a grantee’s first grant, 25 percent of the underlying shares subject to option vest 12 months after the grant date and 1/48 of the underlying shares vesting each of the following thirty-six months. In the case of any additional grants to a grantee, 1/48 of the underlying shares subject to option vest each month for four years, commencing one month after the grant date.

On March 12, 2010, the Company’s shareholders adopted the 2010 Performance Incentive Plan (the “2010 Plan”). A total of 1,500,000 ordinary shares are authorized for issuance under the 2010 Plan, plus any shares subject to share options under the Amended and Restated 1999 Share Option Plan outstanding as of the date the registration statement for the Company’s IPO is declared effective that expire, are cancelled or terminate after the effective date of such registration statement.

The following summarizes activities under the Amended and Restated 1999 Share Option Plan:

	Number of shares underlying options		Weighted-average exercise price per share
	Nine Months Ended		Nine Months Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009
Shares underlying options outstanding at beginning of the period	1,023,592	1,619,988	$2.77	$2.20
Granted	160,100	108,600	5.75	5.57
Exercised	(277,087)	(411,750)	1.66	1.53
Forfeited	(13,819)	(59,208)	5.15	4.69
Expired	(27,877)	(11,763)	2.51	2.12

Shares underlying options outstanding at end of the period	864,909	1,245,867	3.65	2.59

Shares underlying options exercisable at end of the period	570,135	935,158	$2.85	$2.04

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

The following summarizes information for share options outstanding as of March 26, 2010:

Number of shares underlying options	Exercise price	Weighted average remaining contractual life (years)
35,200	$1.50	0.82
178,400	1.75	1.92
42,725	2.00	2.21
31,725	2.25	2.94
19,888	2.75	3.25
44,500	3.00	3.74
169,442	3.50	3.77
3,600	4.00	4.16
27,021	4.25	3.95
26,783	4.75	4.50
33,325	5.00	4.89
15,800	5.25	5.12
54,800	5.50	5.35
181,700	5.75	6.54

864,909

As of March 26, 2010, $754 of estimated share-based compensation expense related to share options remains to be recorded. That cost is expected to be recorded over an estimated amortization period of 2.69 years.

Warrants

In March 2000, the Group granted a contingent warrant to purchase 1,285,714 ordinary shares to a director, employee and founding stockholder in conjunction with the sale of shares to Asia Pacific Growth Fund III, L.P., an affiliate of H&Q Asia Pacific. The contingent warrant vested as shares were sold to third parties or at a rate of one ordinary share subject to the warrant for every four ordinary shares that vested pursuant to options granted under the Amended and Restated 1999 Employee Share Option Plan. The contingent warrant was granted to the individual in his capacity as a shareholder to protect the founding shareholder from dilution and was not tied to his continued service as a director or employee. The Group accounted for the contingent warrant in accordance with FASB ASC Topic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“FASB ASC 815-40”). The warrant was only settled by the issuance of ordinary shares. Pursuant to the FASB ASC 815-40 guidance, the contingent warrant was accounted for as issued on the date of grant in March 2000 at fair value and recorded as a dividend in shareholders equity. Subsequent exercises were recorded as a reclassification from warrant to ordinary shares. As of March 26, 2010 and June 26, 2009, the warrant was fully exercised.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

The following summarizes the activities relating to the warrant:

	Number of shares underlying warrant		Weighted-average exercise price per share
	Nine Months Ended		Nine Months Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009
Shares underlying warrant at beginning of the period	—	34,175	$—	$0.01
Exercised	—	(16,000)	—	0.01

Shares underlying warrant at end of the period	—	18,175	—	0.01

Exercisable shares underlying warrant at end of the period	—	17,503	$—	$0.01

12. Shareholders’ equity

Share capital

In February 2010, the Company’s shareholders approved a change in the Company’s authorized share capital to $5,050,000 divided into 500,000,000 ordinary shares, par value of $0.01 per ordinary share, and 5,000,000 preferred shares, par value of $0.01 per preferred share. The Company amended and restated its memorandum and articles of association in March 2010 to reflect this change.

For the nine months ended March 26, 2010, option holders exercised 277,087 shares underlying options to purchase 277,087 shares, resulting in 277,087 ordinary shares being issued for consideration of a weighted average exercise price of $1.66 per share for the options. All issued shares are fully paid.

For the nine months ended March 27, 2009, the warrant holder exercised 16,000 shares underlying the warrant to purchase 16,000 shares and option holders exercised 411,750 shares underlying options to purchase 411,750 shares, resulting in 427,750 ordinary shares being issued for consideration of $0.01 per share for the warrant and a weighted average exercise price of $1.53 per share for the options. All issued shares are fully paid.

13. Dividend payment

At the meeting of the Board of Directors of Fabrinet held on August 20, 2009 the Board declared a cash dividend of $1.00 per share. The dividend was paid to all shareholders on the Company’s register on August 28, 2009 and the dividend of approximately $30,849 was paid out on September 1, 2009.

14. Related party transactions and balances

JDS Uniphase Corporation, a customer and shareholder of Fabrinet, held 6.4% of the Company’s share capital (fully diluted) as of March 26, 2010 and June 26, 2009. A representative from JDS Uniphase Corporation served as a director of Fabrinet until August 2007.

Frank H. Levinson, Finisar Corporation’s former Chairman of the Board and Chief Technical Officer and a member of Finisar’s board of directors until August 29, 2008, is a member of the board of directors of Fabrinet. Finisar purchased products from the Company totaling to $12,590 and the Company recorded purchases of $8,272 from Finisar during the two months ended August 29, 2008. As of March 26, 2010, Finisar was no longer a related company.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

Asia Pacific Growth Fund III, L.P. held 57.2% and 57.3% of the Company’s share capital (fully diluted) as of March 26, 2010 and June 26, 2009, respectively. Currently, the Group has no commercial transactions with Asia Pacific Growth Fund III, L.P.

The following transactions were carried out with related parties:

	Three Months Ended		Nine Months Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009
Revenues
Sales of goods:
JDS Uniphase Corporation	$22,484	$19,281	$51,758	$74,218
Finisar Corporation	—	—	—	12,590

	$22,484	$19,281	$51,758	$86,808

	Three Months Ended		Nine Months Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009
Cost of revenues
Purchases of goods:
JDS Uniphase Corporation	$4,424	$5,894	$14,511	$21,491
Finisar Corporation	—	—	—	8,272

	$4,424	$5,894	$14,511	$29,763

	March 26, 2010	June 26, 2009
Trade accounts receivable
JDS Uniphase Corporation	$14,216	$12,264

	$14,216	$12,264

	March 26, 2010	June 26, 2009
Trade accounts payable
JDS Uniphase Corporation	$2,837	$2,557

	$2,837	$2,557

15. Commitments and contingencies

Bank guarantees

As of March 26, 2010 and June 26, 2009, there were outstanding bank guarantees given by banks on behalf of Fabrinet Thailand for electricity usage and other normal business amounting to $648 and $617, respectively.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

Operating lease commitments

The Group leases a portion of its capital equipment, and certain land and buildings for its facilities in Thailand, China and New Jersey, under operating lease arrangements that expire in various years through 2014. Rental expense under these operating leases amounted to $1,336 and $1,273, for the nine months ended March 26, 2010 and March 27, 2009, respectively.

As of March 26, 2010, the future minimum lease payments due under non-cancelable leases were as follows at each fiscal year ended June:

2010	$1,150
2011	1,508
2012	1,495
2013	1,495
2014	984

Total minimum operating lease payments	$6,632

Purchase obligations

Purchase obligations represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally give the Group the option to cancel, reschedule and/or adjust its requirements based on its business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

Letters of Credit

As of March 26, 2010, the Group had a letter of credit issued and outstanding in the amount of $478 for purchase of equipment. This letter was collateralized by cash held at a bank which is presented on the Group’s balance sheet as restricted cash.

Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company’s amended and restated memorandum and articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except that such indemnification does not extend to any matter in respect of any fraud or dishonesty that may attach to any of them.

On February 9, 2010, shareholders of the Company approved the form of Indemnification Agreement for directors and officers of the Company. Pursuant to the form of Indemnification Agreement, the Company will indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer. The Company has entered into indemnification agreements with each of its directors and executive officers. However, the Company has a director and officer liability insurance policy that may enable it to recover a portion of any future amounts paid.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

16. Business segments and geographic information

The Group evaluates its reportable segments in accordance with FASB ASC Topic 280, Segment Reporting. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is Fabrinet’s board of directors. As of March 26, 2010, the Group operated and internally managed a single operating segment. Accordingly, the Group does not accumulate discrete information with respect to separate product lines and does not have separate reportable segments.

The Group operates primarily in three geographic regions: North America, Asia-Pacific and Europe. The following table presents total revenues by geographic regions:

	Three Months Ended
	March 26, 2010	March 27, 2009
North America	$65,184	$49,566
Asia-Pacific	52,712	32,109
Europe	18,994	3,159

	$136,890	$84,834

	Nine Months Ended
	March 26, 2010	March 27, 2009
North America	$182,472	$224,575
Asia-Pacific	138,492	118,519
Europe	27,337	15,605

	$348,301	$358,699

Total revenues are attributed to a particular geographic area based on the location to which the customer’s order is shipped. The Group has approximately $0.07 million of long-lived assets based in North America, with the substantial remainder of the assets based in the Asia region.

Significant customers

Total revenues, by percentage, from individual customers representing greater than 10% of total revenues in the respective periods were as follows:

	Three Months Ended		Nine Months Ended
	March 26, 2010	March 27, 2009	March 26, 2010	March 27, 2009
Oclaro, Inc.#	16%	18%	16%	20%
JDS Uniphase Corporation	16	23	15	21
Opnext, Inc.	13	12	15	10
Finisar Corporation	13	19	12	15
EMCORE Corporation	10	10	10	18

#

Pursuant to the merger of Avanex and Bookham (both customers of the Company) on April 27, 2009, Bookham changed its name to Oclaro, Inc. These figures represent the combined revenues of Bookham, Inc. and Avanex Corporation.

FABRINET

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED MARCH 26, 2010 AND MARCH 27, 2009

(in thousands of U.S. dollars)

Due to the nature of the Group’s business and the relative size of certain contracts, it is not unusual for a significant customer in one year to be less significant in the next. The loss of any single significant customer could have a material adverse effect on the Group’s results from operations.

17. Subsequent events

We have evaluated all events subsequent to the balance sheet date of March 26, 2010 through May 3, 2010, which is the date the Company’s unaudited condensed consolidated financial statements are issued, and believe that there are no subsequent events that require disclosure.